SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 26, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FEDERAL PUBLIC SERVICE
SECURITIES AND EXCHANGE COMMISSION (CVM)	CORPORATION LAW
STANDARDIZED FINANCIAL STATEMENTS
COMMERCIAL COMPANY INDUSTRIAL AND OTHERS	Base Date - December 31, 2003

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE 01131-2	2 - COMPANY NAME BRASIL TELECOM S.A.	3 - GENERAL TAXPAYERS’ REGISTER 76.535.764/0001-43
4 - NIRE

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 1º ANDAR			2 - DISTRICT SIA
3 - ZIP CODE 71215-000	4 - MUNICIPALITY BRASILIA			5 - STATE DF
6 - AREA CODE 61	7 - TELEPHONE NUMBER 415-1901	8 - TELEPHONE NUMBER 415-1256	9 - TELEPHONE NUMBER 415-1119	10 - TELEX
11 - AREA CODE 61	12 - FAX 415-1237	13 - FAX 415-1315	14 - FAX -
15 - E-MAIL ri@brasitelecom.com.br

01.03 - MARKET RELATIONS DIRECTOR (Address for correspondence to Company)

1 - NAME CARLA CICO
2 - COMPLETE ADDRESS SIA/SUL - ASP - LOTE D- BL B - 2º ANDAR			3 - DISTRICT SIA
4 - ZIP CODE 71215-000	5 - MUNICIPALITY BRASILIA			6 - STATE DF
7 - AREA CODE 61	8 - TELEPHONE NUMBER 415-1901	9 - TELEPHONE NUMBER -	10 - TELEPHONE NUMBER -	11 - TELEX
12 - AREA CODE 61	13 - FAX 415-1237	14 - FAX -	15 - FAX -
16 - E-MAIL ccico@brasiltelecom.com.br

01.04 - REFERENCE / AUDITOR

FISCAL YEAR	1 - FISCAL YEAR BEGINNING DATE	2 - FISCAL YEAR ENDING DATE
1 - LAST FISCAL YEAR	01/01/2003	12/31/2003
2 - PENULTIMATE FISCAL YEAR	01/01/2002	12/31/2002
3 - ANTEPENULTIMATE FISCAL YEAR	01/01/2001	12/31/2001
4 - NAME/COMPANY NAME AUDITOR KPMG AUDITORES INDEPENDENTES		5 - CVM CODE 00418-9
6 - NAME TECHNICAL RESPONSIBLE MANUEL FERNANDES RODRIGUES DE SOUSA		7 - CPF TECHNICAL RESPONSIBLE 783.840.017-15

01.05 - COMPOSITION OF PAID CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 12/31/2003	2 12/31/2002	3 12/31/2001
PAID CAPITAL
1 - COMMON	249,597,050	243,564,130	237,165,397
2 - PREFERRED	295,569,090	295,569,090	295,569,091
3 - TOTAL	545,166,140	539,133,220	532,734,488
TREASURY SHARES
4 - COMMON	0	0	0
5 - PREFERRED	5,718,771	3,548,760	2,351,322
6 - TOTAL	5,718,771	3,548,760	2,351,322

01.06 - COMPANY’S CHARACTERISTICS

1 - TYPE OF COMPANY INDUSTRIAL, COMMERCIAL COMPANIES AND OTHERS
2 - SITUATION OPERATING
3 - TYPE OF CAPITAL CONTROL NATIONAL PRIVATE
4 - ACTIVITY CODE 1990100 - TELECOMMUNICATIONS
5 - MAIN ACTIVITY EXPLOITATION OF THE SWITCHED FIXED TELEPHONE SERVICE (STFC)
6 - TYPE OF CONSOLIDATED TOTAL

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED STATEMENT

1 - ITEM	2 - GENERAL TAXPAYERS’ REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE
01	RCA	01/31/2003	INTEREST ON CAPITAL		ON	0.0001906302
02	RCA	01/31/2003	INTEREST ON CAPITAL		PN	0.0001906302
03	RCA	03/31/2003	INTEREST ON CAPITAL		ON	0.0001986514
04	RCA	03/31/2003	INTEREST ON CAPITAL		PN	0.0001986514

01.09 - MARKET RELATIONS DIRECTOR

1 - DATE 03/18/2004	2 - SIGNATURE

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
1	TOTAL ASSETS	14,997,028	15,219,953	14,052,227
1.01	CURRENT ASSETS	3,918,130	3,422,330	2,074,976
1.01.01	CASH AND CASH EQUIVALENTS	1,413,334	1,377,432	331,258
1.01.02	CREDITS	1,850,940	1,548,634	1,230,937
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,850,940	1,548,634	1,230,937
1.01.03	INVENTORIES	8,042	23,309	8,351
1.01.04	OTHER	645,814	472,955	504,430
1.01.04.01	LOANS AND FINANCING	1,963	1,525	622
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	492,745	313,041	310,022
1.01.04.03	JUDICIAL DEPOSITS	40,363	724	58,663
1.01.04.04	OTHER ASSETS	110,743	157,665	135,123
1.02	NONCURRENT ASSETS	1,304,969	1,170,201	992,317
1.02.01	OTHER CREDITS	0	0	0
1.02.02	INTERCOMPANY RECEIVABLES	6,965	65,654	33,367
1.02.02.01	FROM ASSOCIATED COMPANIES	6,965	1,809	30,000
1.02.02.02	FROM SUBSIDIARIES	0	63,845	3,367
1.02.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.03	OTHER	1,298,004	1,104,547	958,950
1.02.03.01	LOANS AND FINANCING	7,513	6,554	5,169
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	732,010	657,725	665,797
1.02.03.03	JUDICIAL DEPOSITS	417,610	331,364	198,050
1.02.03.04	INVENTORIES	19,053	39,862	50,576
1.02.03.05	OTHER ASSETS	121,818	69,042	39,358
1.03	PERMANENT ASSETS	9,773,929	10,627,422	10,984,934
1.03.01	INVESTMENTS	540,975	129,059	87,226
1.03.01.01	ASSOCIATED COMPANIES	97,485	36,018	3,870
1.03.01.02	SUBSIDIARIES	377,449	26,840	18,341
1.03.01.03	OTHER INVESTMENTS	66,041	66,201	65,015
1.03.02	PROPERTY, PLANT AND EQUIPMENT	8,632,200	9,846,140	10,333,900
1.03.03	DEFERRED CHARGES	600,754	652,223	563,808

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - PARENT COMPANY

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
2	TOTAL LIABILITIES	14,997,028	15,219,953	14,052,227
2.01	CURRENT LIABILITIES	3,902,759	2,628,346	2,669,851
2.01.01	LOANS AND FINANCING	572,139	553,431	431,786
2.01.02	DEBENTURES	1,418,137	129,845	98,875
2.01.03	SUPPLIERS	896,789	927,418	1,207,410
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	457,139	363,199	275,697
2.01.04.01	INDIRECT TAXES	435,782	348,520	271,681
2.01.04.02	TAXES ON INCOME	21,357	14,679	4,016
2.01.05	DIVIDENDS PAYABLE	247,242	310,297	230,483
2.01.06	PROVISIONS	76,531	95,376	105,071
2.01.06.01	PROVISION FOR CONTINGENCIES	48,509	3,232	63,403
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	92,144	41,668
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	234,782	248,780	320,529
2.01.08.01	PAYROLL AND SOCIAL CHARGES	59,417	43,808	91,459
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	49,009	78,609	83,809
2.01.08.03	EMPLOYEE PROFIT SHARING	46,242	39,060	50,101
2.01.08.04	OTHER LIABILITIES	80,114	87,303	95,160
2.02	LONG-TERM LIABILITIES	4,422,381	5,617,040	4,507,072
2.02.01	LOANS AND FINANCING	1,735,563	2,198,532	2,204,489
2.02.02	DEBENTURES	910,000	2,200,000	1,300,000
2.02.03	PROVISIONS	1,125,894	795,688	764,151
2.02.03.01	PROVISION FOR CONTINGENCIES	647,826	385,992	315,075
2.02.03.02	PROVISION FOR PENSION PLAN	478,068	409,696	449,076
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHER	650,924	422,820	238,432
2.02.05.01	PAYROLL AND SOCIAL CHARGES	7,850	11,439	0
2.02.05.02	SUPPLIERS	860	4,123	0
2.02.05.03	INDIRECT TAXES	582,495	344,452	182,815
2.02.05.04	TAXES ON INCOME	26,491	26,918	21,027
2.02.05.05	OTHER LIABILITIES	25,254	27,729	26,431
2.02.05.06	FUND FOR CAPITALIZATION	7,974	8,159	8,159
2.03	DEFERRED INCOME	9,044	11,032	10,991
2.05	SHAREHOLDERS’ EQUITY	6,662,844	6,963,535	6,864,313
2.05.01	REALIZED CAPITAL STOCK	3,373,097	3,335,770	3,296,179
2.05.02	CAPITAL RESERVES	1,524,953	1,591,454	1,647,290
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	273,244	273,244	251,238
2.05.04.01	LEGAL	273,244	273,244	251,238
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0	0
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS	1,491,550	1,763,067	1,669,606

03.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001 TO 12/31/2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	11,063,096	9,858,833	8,458,496
3.02	DEDUCTIONS FROM GROSS REVENUE	(3,140,943)	(2,759,951)	(2,300,088)
3.03	NET REVENUE FROM SALES AND SERVICES	7,922,153	7,098,882	6,158,408
3.04	COST OF SALES	(4,752,516)	(4,395,146)	(3,989,177)
3.05	GROSS PROFIT	3,169,637	2,703,736	2,169,231
3.06	OPERATING EXPENSES	(3,035,379)	(2,295,980)	(1,832,712)
3.06.01	SELLING EXPENSES	(947,010)	(835,355)	(722,556)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(777,631)	(632,443)	(585,329)
3.06.02.01	MANAGEMENT COMPENSATION	(6,748)	(5,612)	(4,384)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(770,883)	(626,831)	(580,945)
3.06.03	FINANCIAL	(1,091,538)	(945,286)	(468,057)
3.06.03.01	FINANCIAL INCOME	293,351	199,508	178,120
3.06.03.02	FINANCIAL EXPENSES	(1,384,889)	(1,144,794)	(646,177)
3.06.04	OTHER OPERATING INCOME	269,830	257,079	248,976
3.06.05	OTHER OPERATING EXPENSES	(480,405)	(138,474)	(305,746)
3.06.06	EQUITY GAN (LOSS)	(8,625)	(1,501)	0
3.07	OPERATING INCOME (LOSS)	134,258	407,756	336,519
3.08	NONOPERATING INCOME (EXPENSES)	(471,721)	(138,710)	(141,736)
3.08.01	REVENUES	54,934	44,978	219,965
3.08.02	EXPENSES	(526,655)	(183,688)	(361,701)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(337,463)	269,046	194,783
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	65,946	(112,192)	(94,407)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	0	(41,387)	(50,833)
3.12.01	INTERESTS	0	(41,387)	(50,833)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	246,200	324,650	231,700
3.15	INCOME (LOSS) FOR THE PERIOD	(25,317)	440,117	281,243
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	539,447,369	535,584,460	530,383,166
	EARNINGS PER SHARE (REAIS)		0.00082	0.00053
	LOSS PER SHARE (REAIS)	(0.00005)

04.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (SOURCE AND USE OF RESOURCES) (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001 TO 12/31/2001
4.01	SOURCE	3,210,149	4,341,645	4,526,700
4.01.01	OF OPERATIONS	3,107,668	2,975,808	2,485,410
4.01.01.01	PROFIT / LOSS IN THE FISCAL YEAR	(25,317)	440,117	281,243
4.01.01.02	AMOUNTS THAT HAVE NOT AFFECTED CURRENT ASSETS	3,132,985	2,535,691	2,204,167
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,195,376	2,125,609	1,998,466
4.01.01.02.02	MONETARY VARIATIONS AND LONG-TERM INTERESTS	105,086	171,504	61,660
4.01.01.02.03	EQUITY INTEREST	8,625	1,501	0
4.01.01.02.04	PROVISION FOR CONTINGENCIES	299,196	17,188	12,972
4.01.01.02.05	FIXED ASSET WRITE-OFF PROFIT/LOSS	350,552	11,660	13,108
4.01.01.02.06	INDIRECT TAXES	154,019	154,751	73,895
4.01.01.02.07	DEFERRED DIRECT TAXES	23,720	42,039	53,986
4.01.01.02.08	OTHER	(3,589)	11,439	(9,920)
4.01.02	OF SHAREHOLDERS	0	0	0
4.01.03	OF THIRD PARTIES	102,481	1,365,837	2,041,290
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	23,731	1,322,502	1,966,635
4.01.03.02	TRANSFER FROM LONG-TERM RECEIVABLES TO CURRENT RECEIVABLES	45,167	10,714	43
4.01.03.03	OTHER	33,583	32,621	74,612
4.02	USES	3,988,762	2,952,786	4,603,245
4.02.01	INCREASE IN LONG-TERM RECEIVABLES	151,986	181,685	321,528
4.02.02	INCREASE IN PERMANENT ASSETS	1,670,705	1,773,284	3,445,540
4.02.03	DIVIDENDS / INTERESTS ON SHAREHOLDERS’EQUITY	246,200	324,650	231,700
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,832,082	571,797	504,009
4.02.05	TRANSFER FROM CURRENT ASSETS TO LONG-TERM RECEIVABLES	53,674	79,518	60,861
4.02.06	OWN SHARES ACQUISITION	33,018	21,852	0
4.02.07	OTHER USES	1,097	0	39,607
4.03	WORKING CAPITAL INCREASE/DECREASE	(778,613)	1,388,859	(76,545)
4.04	CURRENT ASSETS VARIATION	495,800	1,347,354	(348,712)
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE FISCAL YEAR	3,422,330	2,074,976	2,423,688
4.04.02	CURRENT ASSETS AT THE END OF THE FISCAL YEAR	3,918,130	3,422,330	2,074,976
4.05	CURRENT LIABILITIES VARIATION	1,274,413	(41,505)	(272,167)
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE FISCAL YEAR	2,628,346	2,669,851	2,942,018
4.05.02	CURRENT LIABILITIES AT THE END OF THE FISCAL YEAR	3,902,759	2,628,346	2,669,851

05.01 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2003 TO 12/31/2003 (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVE	6 - PROFIT RESERVE	7 - RETAINED PROFIT / ACCUMULATED LOSS	8 - TOTAL NET EQUITY
5.01	BEGINNING BALANCE	3,335,770	1,519,454	0	273,244	1,763,067	6,963,535
5.02	PREVIOUS FISCAL YEARS ADJUSTMENTS	0	0	0	0	0	0
5.03	CAPITAL STOCK INCREASE / REDUCTION	37,327	(37,327)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY SHARES	0	(33,018)	0	0	0	(33,018)
5.06	PROFIT / LOSS IN THE FISCAL YEAR	0	0	0	0	(25,317)	(25,317)
5.07	ALLOCATIONS	0	0	0	0	(246,200)	(246,200)
5.07.01	DIVIDENDS / PROPOSED INTERESTS ON SHAREHOLDERS' EQUITY	0	0	0	0	(246,200)	(246,200)
5.08	OTHERS	0	3,844	0	0	0	3,844
5.08.01	FISCAL INCENTIVES – FINAM (AMAZON INVESTMENT FUND)	0	3,844	0	0	0	3,844
5.09	ENDING BALANCE	3,373,097	1,524,953	0	273,244	1,491,550	6,662,844

05.02 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01/01/2002 TO 12/31/2002 (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVE	6 - PROFIT RESERVE	7 - RETAINED PROFIT / ACCUMULATED LOSS	8 - TOTAL NET EQUITY
5.01	BEGINNING BALANCE	3,296,179	1,647,290	0	251,238	1,669,606	6,864,313
5.02	PREVIOUS FISCAL YEARS ADJUSTMENTS	0	0	0	0	0	0
5.03	CAPITAL STOCK INCREASE / REDUCTION	39,591	(39,591)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY SHARES	0	(21,852)	0	0	0	(21,852)
5.06	PROFIT / LOSS IN THE FISCAL YEAR	0	0	0	0	440,117	440,117
5.07	ALLOCATIONS	0	0	0	22,006	(346,656)	(324,650)
5.07.01	TRANSFER AMONG RESERVES	0	0	0	22,006	(22,006)	0
5.07.02	DIVIDENDS / PROPOSED INTERESTS ON SHAREHOLDERS' EQUITY	0	0	0	0	(324,650)	(324,650)
5.08	OTHERS	0	5,607	0	0	0	5,607
5.08.01	DONATIONS AND INVESTMENT SUBSIDY	0	554	0	0	0	554
5.08.02	SOCIAL CONTRIBUTION ON NET INCOME ADDITIONAL RATE ADJUSTMENT	0	5,053	0	0	0	5,053
5.09	ENDING BALANCE	3,335,770	1,591,454	0	273,244	1,763,067	6,963,535

05.03 - STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY FROM 01.01.2003 TO 12/31/2003 (IN THOUSANDS OF REAIS - R$) - PARENT COMPANY

1 - CODE	2 - DESCRIPTION	3 - CAPITAL STOCK	4 - CAPITAL RESERVE	5 - REVALUATION RESERVE	6 - PROFIT RESERVE	7 - RETAINED PROFIT / ACCUMULATED LOSS	8 - TOTAL NET EQUITY
5.01	BEGINNING BALANCE	3,290,815	1,657,182	0	237,176	1,962,507	7,147,680
5.02	PREVIOUS FISCAL YEARS ADJUSTMENTS	0	0	0	0	(328,382)	(328,382)
5.03	CAPITAL STOCK INCREASE / REDUCTION	5,364	(5,364)	0	0	0	0
5.04	REALIZATION OF RESERVES	0	0	0	0	0	0
5.05	TREASURY SHARES	0	0	0	0	0	0
5.06	PROFIT / LOSS IN THE FISCAL YEAR	0	0	0	0	281,243	281,243
5.07	ALLOCATIONS	0	0	0	14,062	(245,762)	(231,700)
5.07.01	TRANSFER AMONG RESERVES	0	0	0	14,062	(14,062)	0
5.07.02	DIVIDENDS / PROPOSED INTERESTS ON SHAREHOLDERS' EQUITY	0	0	0	0	(231,700)	(231,700)
5.08	OTHERS	0	(4,528)	0	0	0	(4,528)
5.08.01	DONATIONS AND INVESTMENT SUBSIDY	0	15	0	0	0	15
5.08.02	FISCAL INCENTIVES – FINAM (AMAZON INVESTMENT FUND)	0	510	0	0	0	510
5.08.03	SOCIAL CONTRIBUTION ON NET INCOME ADDITIONAL RATE ADJUSTMENT	0	(5,053)	0	0	0	(5,053)
5.08.04	REDUCTION IN TREASURY SHARES	0	0	0	0	0	0
5.09	ENDING BALANCE	3,296,179	1,647,290	0	251,238	1,669,606	6,864,313

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
1	TOTAL ASSETS	15,326,004	15,390,526	14,056,119
1.01	CURRENT ASSETS	3,985,525	3,469,740	2,088,203
1.01.01	CASH AND CASH EQUIVALENTS	1,465,765	1,422,899	331,363
1.01.02	CREDITS	1,859,713	1,542,851	1,230,937
1.01.02.01	ACCOUNTS RECEIVABLE FROM SERVICES	1,859,713	1,542,851	1,230,937
1.01.03	INVENTORIES	8,042	23,309	8,351
1.01.04	OTHER	652,005	480,681	517,552
1.01.04.01	LOANS AND FINANCING	2,446	6,795	622
1.01.04.02	DEFERRED AND RECOVERABLE TAXES	501,281	314,058	310,025
1.01.04.03	JUDICIAL DEPOSITS	40,367	724	58,663
1.01.04.04	OTHER ASSETS	107,911	159,104	148,242
1.02	NONCURRENT ASSETS	1,363,061	1,106,357	988,950
1.02.01	OTHER CREDITS	0	0	0
1.02.02	INTERCOMPANY RECEIVABLES	6,965	1,809	30,000
1.02.02.01	FROM ASSOCIATED COMPANIES	6,965	1,809	30,000
1.02.02.02	FROM SUBSIDIARIES	0	0	0
1.02.02.03	FROM OTHER RELATED PARTIES	0	0	0
1.02.03	OTHER	1,356,096	1,104,548	958,950
1.02.03.01	LOANS AND FINANCING	7,513	6,554	5,169
1.02.03.02	DEFERRED AND RECOVERABLE TAXES	736,367	657,726	665,797
1.02.03.03	JUDICIAL DEPOSITS	417,610	331,364	198,050
1.02.03.04	INVENTORIES	19,053	39,862	50,576
1.02.03.05	OTHER ASSETS	175,553	69,042	39,358
1.03	PERMANENT ASSETS	9,977,418	10,814,429	10,978,966
1.03.01	INVESTMENTS	286,418	112,219	68,885
1.03.01.01	ASSOCIATED COMPANIES	97,485	36,018	3,870
1.03.01.02	SUBSIDIARIES	0	0	0
1.03.01.03	OTHER INVESTMENTS	188,933	76,201	65,015
1.03.02	PROPERTY, PLANT AND EQUIPMENT	9,045,955	10,040,469	10,333,924
1.03.03	DEFERRED CHARGES	645,045	661,741	576,157

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 12/31/2003	4 - 12/31/2002	5 - 12/31/2001
2	TOTAL LIABILITIES	15,326,004	15,390,526	14,056,119
2.01	CURRENT LIABILITIES	3,957,807	2,623,923	2,673,743
2.01.01	LOANS AND FINANCING	572,139	553,431	431,786
2.01.02	DEBENTURES	1,418,137	129,845	98,875
2.01.03	SUPPLIERS	935,656	919,041	1,210,669
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	461,878	366,584	275,697
2.01.04.01	INDIRECT TAXES	439,215	351,905	271,681
2.01.04.02	TAXES ON INCOME	22,663	14,679	4,016
2.01.05	DIVIDENDS PAYABLE	247,242	310,297	230,483
2.01.06	PROVISIONS	76,531	95,376	105,071
2.01.06.01	PROVISION FOR CONTINGENCIES	48,509	3,232	63,403
2.01.06.02	PROVISION FOR PENSION PLAN	28,022	92,144	41,668
2.01.07	RELATED PARTY DEBTS	0	0	0
2.01.08	OTHER	246,224	249,349	321,162
2.01.08.01	PAYROLL AND SOCIAL CHARGES	61,550	44,090	91,740
2.01.08.02	CONSIGNMENTS IN FAVOR OF THIRD PARTIES	51,747	78,629	83,847
2.01.08.03	EMPLOYEE PROFIT SHARING	49,006	39,327	50,415
2.01.08.04	OTHER LIABILITIES	83,921	87,303	95,160
2.02	LONG-TERM LIABILITIES	4,693,915	5,792,036	4,507,072
2.02.01	LOANS AND FINANCING	1,735,563	2,198,532	2,204,489
2.02.02	DEBENTURES	910,000	2,200,000	1,300,000
2.02.03	PROVISIONS	1,128,304	795,688	764,151
2.02.03.01	PROVISION FOR CONTINGENCIES	650,236	385,992	315,075
2.02.03.02	PROVISION FOR PENSION PLAN	478,068	409,696	449,076
2.02.04	RELATED PARTY DEBTS	0	0	0
2.02.05	OTHER	920,048	597,816	238,432
2.02.05.01	PAYROLL AND SOCIAL CHARGES	7,871	11,444	0
2.02.05.02	SUPPLIERS	860	4,123	0
2.02.05.03	INDIRECT TAXES	583,194	344,452	182,815
2.02.05.04	TAXES ON INCOME	27,005	26,918	21,027
2.02.05.05	AUTHORIZATION FOR TELECOM SERVICES EXPLORATION	211,847	174,991	0
2.02.05.06	OTHER LIABILITIES	81,297	27,729	26,431
2.02.05.07	FUND FOR CAPITALIZATION	7,974	8,159	8,159
2.03	DEFERRED INCOME	11,431	11,032	10,991
2.04	SHAREHOLDERS’ EQUITY	7	0	0
2.05	CAPITAL	6,662,844	6,963,535	6,864,313
2.05.01	REALIZED CAPITAL STOCK	3,373,097	3,335,770	3,296,179
2.05.02	CAPITAL RESERVES	1,524,953	1,591,454	1,647,290
2.05.03	REVALUATION RESERVES	0	0	0
2.05.03.01	COMPANY ASSETS	0	0	0
2.05.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0	0
2.05.04	PROFIT RESERVES	273,244	273,244	251,238
2.05.04.01	LEGAL	273,244	273,244	251,238
2.05.04.02	STATUTORY	0	0	0
2.05.04.03	CONTINGENCIES	0	0	0
2.05.04.04	REALIZABLE PROFITS RESERVES	0	0	0
2.05.04.05	PROFIT RETENTION	0	0	0
2.05.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0	0
2.05.04.07	OTHER PROFIT RESERVES	0	0	0
2.05.05	RETAINED EARNINGS	1,491,550	1,763,067	1,669,606

07.01 - STATEMENT OF INCOME (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001 TO 12/31/2001
3.01	GROSS REVENUE FROM SALES AND SERVICES	11,077,381	9,839,680	8,458,496
3.02	DEDUCTIONS FROM GROSS REVENUE	(3,162,187)	(2,768,312)	(2,300,088)
3.03	NET REVENUE FROM SALES AND SERVICES	7,915,194	7,071,368	6,158,408
3.04	COST OF SALES	(4,853,373)	(4,446,632)	(3,989,177)
3.05	GROSS PROFIT	3,061,821	2,624,736	2,169,231
3.06	OPERATING EXPENSES	(2,921,228)	(2,217,746)	(1,832,712)
3.06.01	SELLING EXPENSES	(819,937)	(761,753)	(722,556)
3.06.02	GENERAL AND ADMINISTRATIVE EXPENSES	(795,336)	(630,939)	(585,329)
3.06.02.01	MANAGEMENT COMPENSATION	(7,094)	(5,612)	(4,384)
3.06.02.02	OTHER GENERAL AND ADMINISTRATIVE EXPENSES	(788,242)	(625,327)	(580,945)
3.06.03	FINANCIAL	(1,091,002)	(943,550)	(468,057)
3.06.03.01	FINANCIAL INCOME	302,563	201,631	178,120
3.06.03.02	FINANCIAL EXPENSES	(1,393,565)	(1,145,181)	(646,177)
3.06.04	OTHER OPERATING INCOME	270,362	257,008	248,976
3.06.05	OTHER OPERATING EXPENSES	(485,315)	(138,512)	(305,746)
3.06.06	EQUITY GAN (LOSS)	0	0	0
3.07	OPERATING INCOME (LOSS)	140,593	406,990	336,519
3.08	NONOPERATING INCOME (EXPENSES)	(469,045)	(138,710)	(141,736)
3.08.01	REVENUES	55,417	44,978	219,965
3.08.02	EXPENSES	(524,462)	(183,688)	(361,701)
3.09	INCOME (LOSS) BEFORE TAXES AND MINORITY INTEREST	(328,452)	268,280	194,783
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	58,017	(111,426)	(94,407)
3.11	DEFERRED INCOME TAX	0	0	0
3.12	INTEREST/STATUTORY CONTRIBUTIONS	(1,076)	(41,387)	(50,833)
3.12.01	INTERESTS	(1,076)	(41,387)	(50,833)
3.12.02	CONTRIBUTIONS	0	0	0
3.13	REVERSAL OF INTEREST ON EQUITY	246,200	324,650	231,700
3.14	MINORITY INTERESTS	14	0	0
3.15	INCOME (LOSS) FOR THE PERIOD	(25,297)	440,117	281,243
	NUMBER OF SHARES OUTSTANDING (THOUSAND)	539,447,369	535,584,460	530,383,166
	EARNINGS PER SHARE (REAIS)		0.00082	0.00053
	LOSS PER SHARE (REAIS)	(0.00005)

08.01 - STATEMENT OF CHANGES IN FINANCIAL POSITION (SOURCE AND USE OF RESOURCES) (IN THOUSANDS OF REAIS - R$) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 01/01/2003 TO 12/31/2003	4 - 01/01/2002 TO 12/31/2002	5 - 01/01/2001 TO 12/31/2001
4.01	SOURCE	3,262,596	3,990,820	4,526,700
4.01.01	OF OPERATIONS	3,112,616	2,976,290	2,485,410
4.01.01.01	PROFIT / LOSS IN THE FISCAL YEAR	(25,297)	440,117	281,243
4.01.01.02	AMOUNTS THAT HAVE NOT AFFECTED CURRENT ASSETS	3,137,913	2,536,173	2,204,167
4.01.01.02.01	DEPRECIATION AND AMORTIZATION	2,206,422	2,126,677	1,998,466
4.01.01.02.02	MONETARY VARIATIONS AND LONG-TERM INTERESTS	105,146	172,414	61,660
4.01.01.02.03	EQUITY INTEREST	0	0	0
4.01.01.02.04	PROVISION FOR CONTINGENCIES	299,141	17,188	12,972
4.01.01.02.05	FIXED ASSET WRITE-OFF PROFIT /LOSS	347,885	11,660	13,108
4.01.01.02.06	INDIRECT TAXES	154,019	154,751	73,895
4.01.01.02.07	DEFERRED DIRECT TAXES	23,720	42,039	53,986
4.01.01.02.08	MINORITY INTEREST	(14)	0	0
4.01.01.02.09	OTHER	1,594	11,444	(9,920)
4.01.02	OF SHAREHOLDERS	0	0	0
4.01.03	OF THIRD PARTIES	149,980	1,014,530	2,041,290
4.01.03.01	INCREASE IN LONG-TERM LIABILITIES	23,731	969,324	1,966,635
4.01.03.02	TRANSFER FROM LONG-TERM RECEIVABLES TO CURRENT RECEIVABLES	48,413	10,714	43
4.01.03.03	INCORPORATED NET WORKING CAPITAL – IBEST AND GLOBENET	39,300	0	0
4.01.03.04	OTHER	38,536	34,492	74,612
4.02	USES	4,080,695	2,559,463	4,593,910
4.02.01	INCREASE IN LONG-TERM RECEIVABLES	155,666	112,118	318,161
4.02.02	INCREASE IN PERMANENT ASSETS	1,757,201	1,977,698	3,439,572
4.02.03	DIVIDENDS / INTERESTS ON SHAREHOLDERS’EQUITY	246,200	324,650	231,700
4.02.04	TRANSFER FROM LONG-TERM LIABILITIES TO CURRENT LIABILITIES	1,832,877	43,627	504,009
4.02.05	TRANSFER FROM CURRENT ASSETS TO LONG-TERM RECEIVABLES	53,674	79,518	60,861
4.02.06	OWN SHARES ACQUISITION	33,018	21,852	0
4.02.07	OTHER USES	2,059	0	39,607
4.03	WORKING CAPITAL INCREASE/DECREASE	(818,099)	1,431,357	(67,210)
4.04	CURRENT ASSETS VARIATION	515,785	1,381,537	(335,485)
4.04.01	CURRENT ASSETS AT THE BEGINNING OF THE FISCAL YEAR	3,469,740	2,088,203	2,423,688
4.04.02	CURRENT ASSETS AT THE END OF THE FISCAL YEAR	3,985,525	3,469,740	2,088,203
4.05	CURRENT LIABILITIES VARIATION	1,333,884	(49,820)	(268,275)
4.05.01	CURRENT LIABILITIES AT THE BEGINNING OF THE FISCAL YEAR	2,623,923	2,673,743	2,942,018
4.05.02	CURRENT LIABILITIES AT THE END OF THE FISCAL YEAR	3,957,807	2,623,923	2,673,743

09.01 - INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
Brasil Telecom S.A.
Brasília – DF

(A translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

We have examined the balance sheets of Brasil Telecom S.A. and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2003 and 2002, and the related statements of income, changes in shareholders' equity and changes in financial position for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examination were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and the accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Brasil Telecom S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2003 and 2002, and the results of its operations, changes in its shareholders' equity and changes in its financial position for the years then ended, in conformity with accounting practices adopted in Brazil.

Our examinations were performed with the objective of expressing an opinion on the financial statements taken as a whole. The statements of cash flow are supplementary information to the aforementioned financial statements, and are presented to facilitate additional analysis. This supplementary information was submitted to the same audit procedures as applied to the aforementioned financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

March 18, 2004.

KPMG Auditores Independentes	Manuel Fernandes Rodrigues de Sousa
CRC – SP-014.428-“S”- DF	Contador – CRC-RJ-052.428/O- S -DF

BRASIL TELECOM S.A.

10.01 - MANAGEMENT REPORT 2003

To the Shareholders:

In compliance with the legal and statutory provisions, the Board of Directors of Brasil Telecom S.A. submits its Management Report, the Financial Statements and Consolidated of the Company and the Opinion of the Independent Auditors for the appreciation of the shareholders, referent to the calendar year ending on December 31, 2003.

Economic Situation

The year of 2003 will be remembered in history as the year in which Brazil consolidated itself as an economy that is able to recover quickly from crises. Although a certain skepticism regarding the governmental policy to be adopted was prevalent at the beginning of the year, , the adoption and conduction, by the Federal Government, of a reform agenda showed political maturity which, allied to the battle against inflation, pleasantly surprised the market.

The biggest challenges in 2003 can be summarized as the fiscal responsibility, the maintenance of the floating exchange rate regime and the search for a better public debt profile. The Federal Government reduced its exposure to debt instruments denominated in foreign currency , as well as it replaced the floating rate portion of the liability for fixed rate securities linked to inflation.

As a result, the trend for high inflation, witnessed at the beginning of the year, was reverted. The accumulated IGP-DI price index for the year was 7.7% against 26.4% in 2002. The effective SELIC rate hit 16.9% p.a. in December 2003, after hitting the maximum level of 26.3% p.a. in March, April and May. At the end of 2003, exports exceeded imports by US$ 24.8 billion, 89.2% over the amount registered the previous year, even though the exchange rate dropped significantly: the average quote of the American dollar in January 2003 was R$ 3.44, against R$ 2.92 in December.

The positive outlook of the Brazilian economy was, without a doubt, favored by the performance of the world economy, mainly as a result of a drastic reduction in interest rates promoted by developed countries. The basic interest rate in USA remained around 1% p.a., which resulted in an increase of liquidity in international capital markets and, as a consequence, in more availability of funds for investments in other parts of the globe.

For 2004, global economic growth is expected. According to estimates of the International Monetary Fund, global economic growth may reach around 4%, above the average registered in the 80s and 90s. In terms of the Brazilian economy, a GDP growth and a shrink in interest rates is expected. Therefore, a scenario that suggests opportunities to grow for Brasil Telecom.

The Telecommunications Sector

Throughout last year, the fixed telephony concessionaires gave total precedence in the data communication, Internet and voice over IP services, which registered the highest growth rates in the sector.

It is worth noting the emphasis given to high-speed Internet access services which, besides optimizing the already-installed infrastructure, generates additional revenues. In Brazil , the offer of broadband services based on ADSL technology reached around 983 thousand accesses in 2003, a growth of almost 100% in relation to accesses in the previous year .

Brasil Telecom focused on (i) the increase of average revenue per user, obtained through the offer of new voice and data services and through the creation of traffic generation mechanisms, (ii) the reduction of investments and (iii) the search for operational efficiency.

The plant in service of the fixed telephony concessionaires reached 37.3 million lines at the end of the year, representing a organic growth in comparison to the 37.0 million lines in service registered in 2002. This performance is a result of fully meeting the demand and the social-economic conditions present in the Brazilian economy: high unemployment rate, a drop in income and reduced GDP growth.

There is a consensus among the agents of the sector that economic recovery, with the rise in income of C and D class families, which are still not serviced enough, would lead to a growth in the fixed telephony market.

On the other hand, the mobile telephony market registered a significant growth, triggered by the perception of value in the mobility attribute, through the new structure and behavior of the families, the possibility of controlling expenses, but mainly through prepaid access. The cellular phone plant reached 46.4 million lines in December 2003, surpassing the 31.6 million in service accesses registered at the end of 2002.

The Regulatory Environment

Even though the discussion of the role of the regulating entities in Brazil was present throughout the year, one of the questions that intensified the debate in relation to the regulatory model in effect was the predicted tariff readjustment for the fixed telephony companies. Anatel granted the readjustment based on the IGP-DI price index, as predicted by the concession agreements, preserving the interests of the investors in the regulated sectors, including the telecommunications sector. The Federal Justice, however, through a preliminary order, determined that the readjustment be based on the IPCA price index.

Also in 2003, after the Public Bid, the minutes of the new concession contracts for the Switched Fixed Telephone System ( Sistema Telefônico Fixo Comutado - STFC), in the local and long distance modes for the period between 2006-2025were published by Anatel. The following are the main points in the minutes of the local contract: reduction of interconnection rates, dissolution of the networks, numeric portability, resale, rating by minute instead of by pulse, reduction in the number of local areas, implementation of Telephone Service Posts ( Postos de Serviço Telefônico - PST), implementation of Special Class Individual Access ( Acesso Individual Classe Especial - AICE) and establishment of a General Plan for Competition Targets ( Plano Geral de Metas de Competição - PGMC). These topics have been the subject of heated debates, of which some have already been submitted to the Public Bid, as a first step to their implementation.

For the Internet access sector, the target of Anatel and the Communications Ministry is to create bids for the concessions of the Digital Communications Service ( Serviço de Comunicações Digitais - SCD) in 2004, aiming at universalizing the use of Internet in Brazil, and counting on the application of funds from the Telecommunication Universalization Fund ( Fundo de Universalização das Telecomunicações - FUST). In mobile telephony, the performance of tests for the implementation of the 3G technology in Brazil is expected.

The Company

Area of Activity

The area of activity of Brasil Telecom, comprised of the states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, besides the Federal District, corresponds to 24% of the Brazilian population (approximately 41 million inhabitants), 25% of GDP (approximately R$ 280 billion) and 33% of the national territory (approximately 2.8 million Km 2 ). Region II has also four metropolitan areas with a population of over one million inhabitants and borders Peru , Bolivia , Paraguay , Argentina and Uruguay , and can be considered a corridor to Mercosur.

Corporate Structure

Brasil Telecom Participações S.A. which owns 99.1% of the common stock and 36.9% of the preferred shares, which corresponds to 65.4% of the total capital. The simplified corporate structure of the group is shown below:

BrT Serviços de Internet S.A.

BrT Serviços de Internet (BrTSI), an integral subsidiary of Brasil Telecom S.A., has the objective of becoming a benchmark in the market for distribution of interactive media. Through BrTurbo, a high-speed Internet access provider, BrTSI offers integrated solutions based on Internet.

During 2003, several partnerships were implemented to add value to the content of BrTurbo, a 100% broadband gateway. With emphasis given on partnerships with suppliers for games, music and news content, which, combined with transmissions and news articles about extreme sports, significantly contributed to the perception of value to the users.

BrTSI launched in December BrTurbo Asas (BrTurbo Wings), which utilizes Wi-Fi technology to provide high-speed Internet access to mobile users. The new service strengthens the strategy of Brasil Telecom to offer complete packages of telecommunication services to its customers.

As a result of these actions, BrTurbo maintained its leading position in the number of active customers, reaching 107.8 thousand clients in December, double the amount registered the previous year. At the end of 2003, 40% of the Turbo clients used BrTurbo as an Internet access provider.

GlobeNet

On June 11, 2003, the acquisition of the entire optical fiber submarine cable system of the Globenet Group was concluded, linking connection points in the United States , Bermuda , Brazil and Venezuela . All the assets situated in the United States and Bermuda, as well as the controlling interest of the companies headquartered in Brazil and in Venezuela , were acquired for US$ 46.7 million. Through the transaction, five companies were organized, all directly or indirectly controlled by Brasil Telecom S.A.: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable System ( Bermuda ) Ltd. and Brasil Telecom de Venezuela, S.A.

Brasil Telecom of America, Inc. is headquartered in Boca Raton , Florida , and it coordinates all the activities of the Globenet Group, besides serving as a support point for international business.

The acquisition of Globenet strengthens the strategy of Brasil Telecom for consolidation and expansion as a provider of complete telecommunications solutions since it enables the Company to offer integrated service packages to national and international corporate clients, as well as strengthens its position to capture the value generated by the accentuated growth of data traffic between Brazil and the US.

Furthermore, it enabled Brasil Telecom to have the autonomy to carry its international IP traffic, reducing its interconnection costs, and the provision of international long distance services without having to rely on the capacity of international accesses from third parties .

The process of integration with Brasil Telecom enabled the renegotiation of agreements with third parties and the commercial efforts expended in 2003 enable it to create new business in regions that had not yet been approached by the group, such as the Caribbean and Venezuela . Therefore, in 2004, Brasil Telecom expects to increment the business of Globenet Group and it estimates saving US$ 8 million in capacity leases.

SMP License

On November 19, 2002, Brasil Telecom acquired licenses for the provision of the Personal Mobile Service ( Servico Movel Pessoal - SMP) in its area of activity for R$ 191.5 million, as part of the strategy to defend its position in Region II. Besides the best paid price, in comparison with the result of the first auction, the payment conditions were more attractive: 10% payment at the execution of the contract, three years grace period and the balance paid in six annual installments. On the remaining balance, the IGP-DI price index, plus 1% per month, is applied.

Additionally, a retraction in the world market for equipment manufacturers made the cost to implement a new network drop significantly, even for the fact that Brasil Telecom is one of the last sales opportunities for the suppliers in the country.

Brasil Telecom Celular (BT Cel) adopted the Global System for Mobile Communications (GSM) technology which, as it is a worldwide technology, will enable the clients of BT Cel to move easily with theirhandsets , besides having access to handsets with lower costs, use a secure network and participate in a consistent technological evolution.

According to the norms set forth by Anatel, in each acquired license – Midwest region plus the States of Acre and Rondônia; Rio Grande do Sul; Paraná; and Santa Catarina – BT Cel should cover 50% of the urban area, in 50% of the capital cities and locations with more than 500 thousand inhabitants until December 18, 2003, which corresponds to:

  Porto Alegre ;
  Curitiba or Florianópolis; and
  Four capital cities in the Midwest region, including the Federal District capital.

The coverage was scaled giving priority to the regions with a low penetration of services and higher GDP, and will be expanded to other locations within the next three years. Exceeding the targets specified by Anatel, in December 2003, BT Cel covered more than 50% of the urban area of all 10 capital cities in Region II, through installed 146 Radio Base Stations (ERB - Estações Radio Base ). To make this provision viable, R$ 109 million was invested in coverage, information technology, distribution centers, stores, administrative and preoperational costs.

During the year, BT Cel defined and contracted the main platforms which will be used to provide the mobile service, with emphasis on the prepaid service, the voice mail service, the short message service (SMS), and the multimedia message service (MMS), besides the other data service platforms (WAP, OTA, Middleware ) and antifraud.

At the end of 2004, BT Cel plans to service 464 locations. The expectation is that after the project is concluded, BT Cel reach a wider coverage compared to that of Band B wireless operators.

Through the approval for the anticipation of the universalization targets of Brasil Telecom S.A. by the Board of Directors of Anatel, at a meeting held on the 14th and 15th of January 2004, BT Cel was authorized to begin its commercial operation, which should occur in the first semester of 2004.

MetroRED

On February 18, 2003, Brasil Telecom acquired 19.9% of the capital stock of MTH Ventures do Brasil Ltda., a company which holds 99.99% of the capital stock of MetroRED Telecomunicações Ltda., for US$ 17.0 million. Furthermore, it also acquired an option to exercise the purchase of the remaining 80.1%.

On January 20, 2004, Brasil Telecom manifested its intention to exercise the option to purchase for US$ 51,0 million. Following the conclusion of the transaction, Brasil Telecom will control, directly or indirectly, 100% of the capital stock of the company.

MetroRED began its commercial operations to provide private telecommunication network services through digital optical fiber networks in 1998. The MetroRED system has 339 kilometers of local network in São Paulo , Rio de Janeiro and Belo Horizonte , and 1,485 kilometers of long distance network connecting these metropolitan centers. MetroRED also has an Internet Solutions Center of 3,790 m 2 in São Paulo , which offers data center services. Currently, the company has almost 600 clients in Brazil , of different sizes and areas of activity.

With a technologically advanced and complementary transport network to that of Brasil Telecom, MetroRED enables the Company to have direct access to the main corporate clients of the country , allowing it to offer differentiated services of national, as well as international, scope, with the participation of Globenet.

Vant

On December 05, 2001, Brasil Telecom acquired 19.9% of the capital stock of Vant Telecomunicações S.A. for R$ 3.8 million, as well as the option to purchase the remaining 80.1% for R$ 15.6 million, which could only be exercised after the certification for the anticipation of the targets predicted in the concession agreements.

On January 20, 2004, Brasil Telecom manifested its intention to exercise the purchase option, which will make Brasil Telecom the direct or indirect controller of 100% of the capital stock of Vant.

Founded in October of 1999 and aimed at the TCP/IP network, Vant was the first carrier in Brazil to offer services with a network based on this technology. Vant covers the whole country and is present in the main Brazilian capital cities, offering a broad portfolio of voice and data products to the corporate market.

The acquisition of Vant has the main objective of expanding the offer of solutions for the corporate market on a national scale, enabling Brasil Telecom to strengthen its position as a leading telecommunications provider.

iBest

On June 26, 2003, the Purchase and Sale Contract was executed for the acquisition of 100% of the capital stock of iBest S.A. , through BrTSI, which holds 49.5% of the Internet access provider. The acquisition of 50.5% for US$ 36 million consolidated the purchase option.

Initially organized with the objective of setting up the iBest Award by commercially exploring the publicity revenue derived from the event, iBest expanded its activities in December 2001, when it began to offer and focus its operations on the provision of dialed access for Internet. Since then, the provider has registered significant growth in Brazil , with emphasis on Region II, where it is a market leader. There are 4.5 million registered users, of which 1.3 million are active users and, approximately, 14 billion minutes are generated annually around the country.

iBest became the second largest provider of free Internet for the Brazilian market in only 2 years of activity. The iBest award also accompanied this performance, making it the largest Brazilian Internet award, with more than 30 thousand sites registered in the 2003 edition.

The broad user base of iBest creates a differential in the leverage of other data and voice services offered by Brasil Telecom. However, one of the main reasons for Brasil Telecom to have acquired iBest was to minimize the financial risk related to the interconnection regime in effect. In addition, the increase of penetration of dialed Internet, encouraged by the free provision of iBest, increases the traffic of the Brasil Telecom network.

Through the acquisition of iBest, Brasil Telecom created not only one of the largest providers of free Internet in the country, but also enabled a sales channel for its voice and data products.

Risk Factors

It is an ongoing challenge for Brasil Telecom to identify the priorities and align its efforts to control and minimize the more significant risks, including doing so through technological enhancement.

In this sense, the strengthening of processes and the internal control environment is an integral part and a common commitment of all the areas of the Company and its respective managers permanently evaluate the processes and controls in a way that relate to the routine of the business, the financial reports and the compliance and conformity aspects.

Concurrently, the internal auditing directs the activities to the areas of more relevance and impact on the operations, reviewing the processes and controls based on the best risk management practices.

During the first quarter de 2004, Brasil Telecom will initiate a project that aims at the consolidation of the Risk Management process of the Group. This project will count on the support of specialized consulting and participation of the Company executives and will use risk management methodology and support tools, among those that are globally standard. Through this initiative, the Company will meet the requirements of the Sarbanes Oxley Law, which is applied to Brazilian companies who are listed in the US stock exchange, and will have the following purposes:

  To enhance Corporate Governance by using the best global practices;
  To formally establish the planning and responsibilities of the Risk Management areas, Process Managements, Internal Auditing and other involved areas;
  To evaluate the risk and control environment in each process of the business;
  To implement an Integrated Risk Management system, enabling the constant monitoring of the risks and the auto-evaluation of the controls.

Regulatory Risk

Brasil Telecom operates in conformity with the concessions of the Federal Government, which requires the accomplishment of the universalization and quality targets, as well as defines the rules related to the readjustment of the local and long distance tariffs, while defining the relationship between the carriers of the telecommunications sector. Any change in the established rules could adversely affect the business.

Currently, the main issues under discussion refer to the New Concession Agreements, which come into effect in 2006, in particular the dissolution of the networks, the resale, the numeric portability, the reduction in the amount of local areas and the implementation of the PST and the AICE. Brasil Telecom, however, has been positioning itself in terms of avoiding any negative effect caused by the implementation of the New Concession Agreements.

Competition Risk

Every year, the telecommunications sector becomes more competitive, mainly in the sectors of long distance telephony, mobile telephony and data communication. Brasil Telecom has a large share of the local and long distance fixed telephony markets. In terms of mobile telephony, the Company will begin its operations in 2004. This strategy is related to the migration of traffic in the fixed network to the mobile network and must be enough to reduce this effect.

Brasil Telecom has consistently increased its revenue in the data communication market, in view of the investments made in the data network and information technology and also, as a result of the active commercial position that the Company adopts, which allow differentiated activities. In this context, voice over IP may grow within the corporate markets and governmental clients. Brasil Telecom is already working to offer IP solutions to its clients, which will certainly leverage its total revenue.

The Company permanently strives for operational efficiency, which represents an essential factor in assuring its leading position in Region II.

Market Risk

Brasil Telecom has 39% of its total gross revenue arising from the local service, which is influenced by the level of activity of the economy. In the possibility of an economic recovery, the revenue of Brasil Telecom may be positively affected.

Financial Risk

Brasil Telecom had a debt of R$ 4,636 million at the end of December, of which 57% was allocated in the long term. Notwithstanding the increasing cash generation, the Company adopts a conservative policy in the use of costly debt, particularly foreign currency denominated debt. Of the total debt, R$ 246 million were contracted in dollars and R$ 254 million were pegged to the currency basket, of which Brasil Telecom has hedging for 58.4% of the total.

In terms of the interest rates for the loans, Brasil Telecom is in a privileged position, considering that the annual average cost of its debt is equal to 78.5% of CDI.

Operating Risk

With the intention of protecting its assets, Brasil Telecom acquires specific insurance, such as Insurance for Operating Risks and Ceasing Profits. The Operating Risk Insurance covers all the assets of the Company against material damage caused by, for example, fire, lightening and explosion, windstorms, theft, flooding, inundation and etc. To assure the total replacement of its assets, Brasil Telecom monthly updates the amount of terminals installed by branch office and their respective value.

The losses resulting from interruption or disturbance in the turnover of business caused by consequent contingent events which cause material damage to the premises of Brasil Telecom are covered in the Ceasing Profits policy.

Policy	Assets insured	Insured value (million)

Operational Risks	Buildings, machines, equipment, premises, call centers, towers, infrastructure, information technology equipment and assets of Brasil Telecom in the hands of third parties	R$ 9,910

Ceasing Profits	Fixed expenses and net income	R$ 6,790

Assurance of Contractual Obligations	Compliance with the Concession Agreements	R$ 165

Competition

Local Service

The leadership exercised by Brasil Telecom in the provision of the local service was maintained in 2003. The Company launched a 98% stake in local telephony in its area of activity.

This leadership, on one hand, results from the capillarity that the Company acquired throughout the years and, on the other, from a combination of actions aimed at client loyalty. Among the actions implemented for this purpose, the following are emphasized: the diffusion of broadband access, the expansion of intelligent services, the offer of alternative plans and the permanent practice of competitive prices.

In the local voice market, the carriers of the Cellular Mobile Service (SMC) and the Personal Mobile Service (SMP) have been expanding the offer of promotional plans with reduced rates for intra-network calls, almost always lower than those for a fixed-mobile call. This marketing positioning of the mobile carriers has increased the competition in this sector.

In addition, Anatel has been insisting on creating mechanisms to create competition between the STFC carriers as well pushing for policies such as the unbundling.

National Long Distance

In 2003, the competition in the LDN market continued to be practically restricted to Brasil Telecom and the long distance concessionaire. The mirror company, as well as the local companieshold insignificant shares.

A new mode of competition, however, was implemented in this market. On July 6, 2003, by determination of Anatel, the SMP clients were given the option to choose, via CSP, the long distance carrier that would complete their calls, following the example of what was occurring in fixed telephony. With the introduction of this change, the LDN carriers began to participate in this new market. As Brasil Telecom's CSP is vastly publicized for calls which originate from fixed telephones and it is common knowledge to the user, “ 14” absorbed a large share of the long distance calls originating from mobile phones.

Brasil Telecom, within the scope of its concession area, maintained its leading position in the LDN market, as can be verified in the graph below, which shows the average share for calls originating from fixed telephones:

This hegemony, registered by Brasil Telecom since July of 1999, when the CSP was introduced, is due to the Company's positioning in the sense of offering, always, the most competitive tariffs combined with a plan that better adapts to the real needs of each market sector.

Data Communication

The data communication market has registered the highest annual growth rates in the telecommunications industry over the past few years and has therefore attracted many participants.

Despite the heated competition, year after year, Brasil Telecom has increased its share in this market, in light of the offer of ADSL access. The Company doubled its subscriber base in the same period.

his technology is fundamental in the strategy of the carriers since it is a base for the provision of other services, besides being a great advantage in the conquest of the market of small and medium-sized companies, which offers a prospect of significant growth.

Strategic Priorities

The strategy of Brasil Telecom was developed so that the Company would become a complete provider with multiple competences in the telecommunications sector and, thus, maintain its leading position in its area of activity.

Brasil Telecom is aware of the current situation, its firm standing and its commitment with the client can be translated into the presence of the Company in all the stages of the value chain of the business.

The strategic priorities – developing offers in combination with fixed and mobile voice, data, Internet and multimedia, increasing its share in the inter-regional LDN traffic, strengthening its ties with the client and systematically adapting the organizational structure and the corporate culture – must assure a growth rate above the market average for the next few years.

Following the certification of the universalization targets, Brasil Telecom was authorized to complete long distance calls originated from any point in the country to any point within it or around the world. By taking into consideration that the Brasil Telecom brand is very well known and the market share of CSP 14 is large, the Company should acquire a representative portion of this new market by generating additional revenue from an existing network.

Also, as a result of the certification, Brasil Telecom was authorized to initiate the operation of its mobile telephony license within Region II, which has the main objective of enabling the integrated and complete offer of all the services available in the telecommunications sector, besides maintaining traffic in the network of the Company. The activity strategy of BT Cel is unique and it took into consideration a detailed analysis of the fixed line subscriber base of Brasil Telecom, in the sense of enhancing the existing synergy between the fixed and mobile operation and exploring this convergence, which resulted in the creation of innovative and attractive service packages. The first test performed was an offer of direct enrollment for Brasil Telecom employees and their families and friends, who could acquire accesses in special financing conditions. The result was a success considering that 11 thousand post-paid accesses were sold. Severity in investments, competence and creativity are the vital elements needed for BT Cel to acquire its first million accesses, predicted to occur after one year of operation.

The priorities, however, are not restricted to the exploration of two new markets. Brasil Telecom also aims at integrating the assets acquired recently: Globenet, MetroRED and Vant, in a way which meets the requirements of the corporate clients, avid for data communication solutions.

Brasil Telecom has positioned itself to offer all the services and products available on the telecommunications sector market, whether it is for the residential market or the corporate one.

Network

Brasil Telecom currently counts on a network infrastructure that is a model of operational efficiency and its technological evolution is based on the followingassumptions:

  Total flexibility to meet the needs of the clients and maximize the introduction of new services;
  Increase profitability of the investments made;
  Optimize new investments through planning with strict criteria;
  Open and multi-vendor environment;
  Independence in the access form of the client;
  Operational efficiency;
  Availability and security.

The evolutionary direction of the network infrastructure aims at the convergent model of services and applications, complying with the concept of a single and flexible network, able to provide different services, to any customer, at any place or time.

Throughout the year, the company created several different initiatives in line with the convergent network concept, among which are:

  Duplication of the IP core, with the implementation of QoS (Quality of Service) and security mechanisms;
  Implementation of MPLS (Multi Protocol Label Switch) functions, which enabled the introduction of services based on VPNs IP/MPLS (Virtual Private Networks based on IP);
  Introduction of Media Gateway and Softswitch equipment, which enabled the offer of new services that use VoIP (Voice over IP), marking the introduction of Brasil Telecom in the offer of services based on New Generation Network (NGN);
  Introduction of service gateways in the layer of aggregated broadband, which will enable the offer of a new set of services to the broadband user;
  Capillarity of the broadband accesses, which use technology based on DSLAM, Mini DSLAM and HPNA; and
  Implementation of Hot Spots for Wi-Fi access.

Certification Process for Universalization Targets

Brasil Telecom concluded the process for anticipation of the 2003 Universalization Targets in February, when it serviced 599 locations with an individual STFC, 2,140 with a group STFC, as well as all the locations with more than 600 inhabitants.

Throughout 2003, Anatel inspected a total of 964 sites and evaluated 24,000 items at call centers and public terminals in all of Region II.

Thus, at a meeting held on January 14 and 15 of 2004, the Board of Directors of Anatel approved the achievement of the universalization targets of Brasil Telecom S.A. At the same event, the Company received authorization to:

  Offer the fixed telephony service, in the Local and National Long Distance (LDN) modes, in Regions I and III of the General Grant Plan (PGO), as well as in sectors 20, 22 and 25 of Region II, corresponding to Londrina, and parts of the States of São Paulo, Minas Gerais, Goiás and Mato Grosso do Sul;
  Provide the fixed telephony service, in the International Long Distance (LDI) mode, in Regions I, II and III of the PGO;
  Originate calls in the LDN mode, through the execution of the concession agreement amendment, aimed at any point in the country.

In relation to SMP, Anatel authorized Brasil Telecom to use radiofrequency for mobile operation.

Evolution of the Quality and Universalization Targets

The following chart shows the results obtained in the indicators of the General Plan - PGMU.

Universalization Targets

Indicators	Target	Unit	Term	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Amount of installed fixed accesses	7,889 (thousand)	Access	By 12/31/01	10,561	10,597	10,608	10,615	10,632	10,656	10,666	10,671	10,678	10,681	10,684	10,686
Amount of locations with more than 600 inhabitants, not covered by the STFC with individual accesses	>600	Inhabitants	By 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for installation of individual accesses performed in over two weeks	2	week	From 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for installation of individual accesses made by Educational Establishments and Health Institutions, performed in over one week	1	week	From 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for installation of individual accesses made by hearing and speech impaired users performed in over one week	1	week	From 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of in-service public payphones (TUP)	216 (mil)	TUP	By 12/31/01	294	296	296	297	297	297	297	297	297	297	297	296
Amount of locations covered by the STFC with individual accesses, that did not meet the distribution of TUPs per group of one thousand inhabitants, distributed territorially in a uniform manner	3	TUP / 1,000 inhab.	From 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations covered by the STFC with individual accesses, with TUP access availability, above the target	<300	meters	From 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations that do not meet the % of TUPs available 24 hours for long distance calls with ability to originate and receive local and national long distance calls, installed at locations which are accessible 24 hours a day	50%	TUP	From 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations that do not meet the % of TUPs available 24 hours for additional international long distance calls	25%	TUP	from 12/31/99	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for TUPs at Educational Establishments and Health Institutions performed in over one week	1	week	from 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Amount of requests for TUPs made by hearing and speech impaired users and those who depend on wheelchairs, performed in over one week	1	week	from 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Locations with more than 300 inhabitants, without the STFC, without at least one TUP	>300	inhabitants	by 12/31/03	0	0	0	0	0	0	0	0	0	0	0	0
Density of TUPs per 1,000 inhabitants	7,5	TUP / 1,000 inhab.	from 12/31/03	8.27	8.30	8.30	8.31	8.31	8.31	8.32	8.32	8.32	8.32	8.31	8.33
Amount of TUPs per 100 installed fixed accesses	2,5	TUP / 100 installed accesses	from 12/31/03	2.73	2.74	2.74	2.74	2.74	2.73	2.73	2.73	2.73	2.73	2.72	2.72
Amount of locations with STFC, that do not meet the percentage of 2% of TUPs adapted for hearing and speech impaired users and those who depend on wheelchairs			0	0	0	0	0	0	0	0	0	0	0	0	0
Amount of locations covered only by group accesses, without at least one 24-hour access TUP, with the ability to originate and receive local, LDN and LDI calls			0	0	0	0	0	0	0	0	0	0	0	0	0

Brasil Telecom accomplished or exceeded the target set with 419 of the 420 quality indicator measures established by Anatel in the General Plan for Quality Targets - PGMQ, as shown in the following chart:

Quality Targets

SERVICE QUALITY TARGETS
Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Rate of dialing tone acquisition with a maximum wait of 3 seconds (target of 98%) – Morning	99.97	99.98	99.97	99.99	99.97	99.93	99.98	99.92	99.90	99.96	99.97	99.96
Rate of dialing tone acquisition with a maximum wait of 3 seconds (target of 98%) – Afternoon	99.98	99.98	99.98	99.99	99.99	99.90	99.97	99.94	99.91	99.97	99.98	99.96
Rate of dialing tone acquisition with a maximum wait of 3 seconds (target of 98%) – Night	99.98	99.98	99.98	99.99	99.97	99.84	99.98	99.98	99.98	99.98	99.97	99.97
Rate of completed originated local calls (target of 65%) – Morning	69.09	68.99	68.20	69.09	69.32	69.60	71.07	70.35	71.18	70.81	72.01	71.80
Rate of completed originated local calls (target of 65%) – Afternoon	69.76	69.17	68.56	69.08	68.47	69.40	70.57	70.52	70.86	72.49	72.26	71.64
Rate of completed originated local calls (target of 65%) – Night	66.90	67.71	68.07	68.58	68.28	68.05	68.38	69.73	69.75	71.37	69.53	67.30
Rate of originated local calls not completed due to traffic jam (target of 5%) – Morning	0.69	0.75	0.61	0.61	0.60	0.83	0.78	0.63	0.58	1.08	0.95	1.02
Rate of originated local calls not completed due to traffic jam (target of 5%) – Afternoon	0.67	0.82	0.54	0.54	0.70	0.69	0.75	0.57	0.56	0.93	0.90	1.18
Rate of originated local calls not completed due to traffic jam (target of 5%) – Night	0.98	1.20	0.69	0.55	0.67	0.78	0.78	0.60	0.62	0.99	1.70	3.01
Rate of originated completed LDN calls - consolidated amount (target of 65%) – Morning	68.12	67.89	67.28	68.33	68.17	67.67	69.19	69.03	70.20	68.96	69.37	69.36
Rate of originated completed LDN calls - consolidated amount (target of 65%) – Afternoon	68.30	67.68	67.61	68.33	68.26	68.66	69.07	69.98	69.45	70.12	70.18	69.44
Rate of originated completed LDN calls - consolidated amount (target of 65%) – Night	65.93	67.32	67.32	68.41	68.20	68.26	66.99	69.24	69.61	69.11	66.77	65.71
Rate of originated LDN calls not completed due to traffic jam – consolidated amount (target of 5%) – Morning	1.22	1.31	1.17	1.17	1.74	2.02	1.47	1.55	1.01	2.13	1.88	1.91
Rate of originated LDN calls not completed due to traffic jam - consolidated amount (target of 5%) – Afternoon	1.14	1.19	1.26	1.15	1.35	1.24	1.29	0.96	1.75	1.77	1.52	2.38
Rate of originated LDN calls not completed due to traffic jam - consolidated amount (target of 5%) – Night	1.45	1.47	1.22	1.07	1.09	1.24	1.58	1.00	0.92	1.53	1.97	3.06
REPAIR REQUEST TARGETS
Rate of amount of repair requests per 100 accesses of the STFC (target of 2.5 requests)	1.77	1.79	1.70	1.60	1.57	1.66	1.70	1.50	1.59	1.66	1.56	1.61
Response rate to repair requests made by residential users in up to 24 hours (target of 96%)	99.34	99.47	99.38	99.42	99.54	99.28	99.46	99.62	99.67	99.28	99.34	99.48
Response rate to repair requests made by non-residential users in up to 8 hours (target of 96%)	98.89	98.17	98.68	99.04	99.14	98.76	99.01	99.19	98.86	98.63	98.30	97.82
Response rate to repair requests made by users that are public utility service companies in up to 2 hours (target of 98%)	100	100	100	100	100	100	100	100	100	100	100	100
TARGETS FOR REQUESTS FOR ADDRESS CHANGES
Response rate to address change requests from residential users in up to 3 business days (target of 96%)	99.68	99.72	99.63	99.75	99.60	99.43	99.78	99.85	99.88	99.77	99.65	99.73
Response rate to address change requests from non-residential users in up to 24 hours (target of 96%)	99.14	98.85	99.03	99.19	98.82	98.84	99.05	99.06	99.20	98.97	99.06	98.79
Response rate to address change requests from users that are public utility companies in up to 6 hours (target of 98%)	100	100	100	100	100	NO	NO	100	100	100	100	100
TARGETS FOR USER TELEPHONES
Response rate for user telephones of the STFC within 10 seconds (target of 93%) – Morning	99.21	98.08	98.44	99.43	98.31	91.42	99.58	98.96	99.49	98.86	99.50	99.65
Response rate for user telephones of the STFC within 10 seconds (target of 93%) – Afternoon	98.49	99.36	99.11	99.03	98.67	99.25	99.70	96.71	99.47	98.79	99.70	99.75
Response rate for user telephones of the STFC within 10 seconds (target of 93%) – Night	98.90	99.09	99.19	99.43	99.35	99.33	99.46	99.51	99.00	98.85	99.43	99.26
QUALITY TARGETS FOR PUBLIC TELEPHONES
Amount of public payphone (TUP) repair requests for 100 TUPs in service (target of 12 requests)	11.62	11.90	10.08	10.22	7.78	8.40	9.14	8.31	8.15	8.03	7.98	8.31
Response rate of public payphone (TUP) repair requests in up to 8 hours (target of 96%)	97.43	98.17	98.35	97.89	99.02	99.00	99.56	99.38	99.33	99.32	98.97	99.02
TARGETS OF ACCESS CODE INFORMATION FOR THE USER
Response rate for access code information by the user in up to 30 seconds (target of 96%)	98.17	98.21	98.13	98.11	98.29	98.31	98.23	98.07	97.95	97.92	98.16	98.05
TARGETS FOR USER CORRESPONDENCE
Response rate for user correspondence in up to 5 business days (target of 100%)	100	100	100	100	100	100	100	100	100	100	100	100
CUSTOMER CARE TARGETS
Response rate for customer care in up to 10 minutes (target of 95%)	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA	NA
TARGETS FOR BILLING ISSUANCE
Amounts of bills with complaints of errors in every 1,000 bills issued (target of 3 bills) – local mode	0.26	2.26	2.12	2.48	2.67	2.82	2.90	2.90	2.73	2.34	2.27	1.86
Amounts of bills with complaints of errors in every 1,000 bills issued (target of 3 bills) - LDN mode	0.55	0.38	0.24	0.89	0.59	0.42	0.32	0.37	0.38	0.38	0.37	0.25
Rate of number of bills contested with credit returned to the user (target of 96%) – local mode	100	100	100	100	100	100	100	100	100	100	100	100
Rate of number of bills contested with credit returned to the user (target of 96%) – LDN mode	100	100	100	100	100	100	100	100	100	100	100	100
TARGETS FOR NETWORK MODERNIZATION
Digitizing rate of the local network (target of 85%)	98.95	98.94	98.94	98.94	98.94	98.94	98.94	98.94	98.94	98.95	99.00	99.02
Total amount of targets met (target of 35)	35	35	35	35	35	34	35	35	35	35	35	35
NA = Not applicable      NO = No occurence

Marketing

Residential Market and SOHO

The actions of Brasil Telecom regarding the Residential and SOHO (Small Office & Home Office) segments were directed towards the increment of average revenue per in-service terminal. Therefore, the Company intensified the offer of intelligent services, seeking to optimize the generation of revenue arising from its client base. The result was an increase of 32% in the amount of intelligent services activated in 2003, reaching 5.7 million. Of the total, it is worth pointing out that the performance of caller ID and call on hold increased 50% in relation to the activations of 2002.

The Company created, in 2003, specific plans for the retention of high-end clients – the “Tailored Plan” ( Plano Sob Medida ) – which groups the franchise into two or more lines and adopts the concept of scale gains, that is, the higher the consumption, the bigger the discount.

The pre-paid offer was maintained, a fixed telephone aimed at low-income clients, which works with the insertion of credits acquired in advance at lottery houses and post office branches.

Another part of the strategy to retain and service the low-income client was introduced when Brasil Telecom launched the hybrid terminal, dubbed LigMix. Through this service, the client controls his or her expenses with intercity calls or those made to cell phones.

Corporate Market

Likewise to the other markets, the actions developed for the Corporate segment, based on the offer of personalized and differentiated solutions for the clients of Brasil Telecom, were aimed at client loyalty.

A few promotions were introduced during 2003 and resulted in a rise in the amount of services installed in relation to the previous year. This was the case with InterLAN, a service that enables the head office to interconnect with two or more branch offices, which increased by 230 accesses and the IP Turbo by 1,031 accesses.

Public Payphone Market

As a public service concessionaire, Brasil Telecom has universalization targets established by Anatel that require the maintenance of a plant of 300 thousand public use terminals.

More than the accomplishment of targets, the Public Telephony sector has been increasingly more significant in the revenue breakdown of the Company. In 2003, even with stability in the number of public use terminals, Brasil Telecom achieved better results due to the number of cards sold, not only as a result of an increase in the mobile plant, which focuses on pre-paid accesses and encourages the use of public payphones, but also by the creativity of Brasil Telecom to develop cards that attract collectors.

Corporate Market and Government

In order to maintain its position in the corporate market, which demands complete and national solutions, Brasil Telecom established commercial partnerships that complement the offer of the Company, in its portfolio, as well as in relation to its geographic scope.

The strategic partnership with MetroRed expanded the customer care service available in the São Paulo - Rio de Janeiro - Belo Horizonte triangle, the most economically-developed region of Brazil .

The price reduction generated by competition was compensated by the increase in the commercialized volume of services. It is worth noting that the result obtained in the Data Communication services, where Brasil Telecom significantly boosted its market share, is a result of its aggressive policy to launch innovative products.

In the private sector, the actions were aimed at the offer of specific and high value-added solutions in an effort to leverage sales, increase revenue and consolidate its leading position in Region II.

Throughout the year, Brasil Telecom gained representative business in relation to the government sector, maintaining its absolute lead. The performance in public bids exceeded the results registered in 2002. The success index in bidding processes was 87.3% in volume and 82.6% in revenue.

Cyber Data Center - CyDC

The year of 2003 marked the consolidation of the CyDC business as an instrument for client loyalty and value-added services. Large-scale clients are serviced using structures set up in Brasília, Curitiba and Porto Alegre . In order to meet the demand in the region with services specialized in contingencies and continuity of business, aimed mainly at the corporate market, the construction of a new building in the Federal District was initiated.

Broadband

The number of broadband accesses practically doubled in relation to 2002, reaching 281.9 thousand service accesses by the end of December in 2003. This result dawned from a series of actions that targeted the improvement of the processes involved in the commercialization of the service.

Brasil Telecom spread the ADSL technology to new locations, installing DSLAM ADSL at call stations. At the end of 2003, 334 locations within Region II could acquire Turbo access.

New Products and Services

LigMix

Launched in November, 2003, LigMIX is a revolutionary product, aimed at the residential client who requests the installation of his or her first telephone line and has the need to control expenses. LigMix is a hybrid terminal that combines the pre and post-paid systems as follows:

  Pre-paid: the client activates the LigMIX card bought at the post offices to make intercity calls using 14 and for cell phones. There are two card options: R$ 14.00 and R$ 25.00.
  Post-paid: the client pays a monthly subscription and makes local calls to fixed telephones.

At the end of 2003, Brasil Telecom had 11 thousand LigMix terminals in its plant.

Turbo Lite

Launched by Brasil Telecom on March 25, 2003, Turbo Lite was the first service on the Brazilian market to offer high-speed Internet access, based on the pay-per-use concept. For a monthly franchise of R$ 51.34, the user can access the Internet in up to 150 Kbps, during 50 hours/month, while the telephone line remains free to make or receive calls. Each additional hour of use costs around R$ 3.00. Besides Brasil Telecom popularizing the use of high-speed Internet in the country, Turbo Lite gained 16 thousand subscribers, which represents 6.2% of total broadband accesses.

Turbo Condomínios (Turbo Condominiums)

Turbo Condomínios was developed solely to offer broadband access to the Internet at vertical condominiums, using HPNA (Home Phone Line Network Alliance) data transmission technology. The service was launched commercially on April 30, 2003. Without the need for cabling between the call center of the condominium and the apartment of the user, Brasil Telecom uses the network to make available the service at connection speed of up to 1Mbps. In order to qualify for Turbo Condomínios , it is necessary to have a group of at least 10 residential units, which pay R$ 51.34/apartment per month. In view of the unlimited access, Brasil Telecom expects to increase even further its share in the data communication market by gaining new clients.

PABX Virtual Net

Brasil Telecom launched, during Futurecom, the PABX Virtual Net, a service that marks the entrance of the Company into the offer of new services within the network concept known as Next Generation Network (NGN), which uses the IP network as a basic infrastructure.

The PABX Virtual Net consists in the possibility of transforming a set of telephones (conventional or IP), defined by the client, as if they were part of a PABX system, allowing the “extensions” of this PABX to be scattered around any place within Region II: it enables a conventional telephone network to operate as a PABX for the client. Until now, Brasil Telecom has offered a service that transformed a group of conventional telephone lines into extensions of a PABX system; however, it was restricted in scope, having in view that the function was available only for “extensions” that were linked to the same call center.

Thanks to the implementation of the NGN, it is possible to extend the service to any extension regardless of geographic location and it counts on all the facilities of a conventional PABX, such as: automatic search, call transfer, capture group, conference, speed dialing, etc.

In this manner, Brasil Telecom, marks its definitive entry into NGN with a new and innovative service and is the first telecommunications carrier in Latin America to operate a new generation network (NGN) and the only one in the world to offer a PABX Virtual service with this level of scope and diversity of terminals, which emphasizes the leading position of Brasil Telecom.

TVFone

Launched in October, TVFone enables the union of voice and image, based on the integration of common telephones and TVs, connected through ADSL technology for high-speed Internet access. Thus, a person with no computer knowledge can carry out videoconferences and speak on the phone at the same time as he or she sees the other speaker on the TV screen, even if they are located at different places, for a monthly fee of R$ 70.89. To provide the service it is necessary to install a special camera, which Brasil Telecom installs free of charge and rents for R$ 29.90 a month.

Brasil Telecom was the first in the Americas and the third carrier in the world to launch a product with these characteristics, available at 332 locations in Region II. TVFone is just another example of the services that can be developed with basis on ADSL technology.

Vetor

Vetor is a flexible and innovative broadband solution, supported by the IP-MPLS backbone of Brasil Telecom. It enables the creation of a virtual private network, able to transmit voice, multimedia and data, according to the needs of each client. While typical accesses are restricted to a range between 64 Kbps and 128 Kbps, the transmissions with Vetor can occur between at least 256 Kbps up to 155 Mbps. The client can save 20% in total communication costs through the installation of Vetor.

The launch of Vetor is another Brasil Telecom product that aims at excellence in the provision of services and which make it stand out in relation to its competitors.

BrTurbo Asas (BrTurbo Wings)

BrTurbo Asas is a service of BrTSI, which enables the user in transit to access broadband Internet, through Wi-Fi (Wireless Fidelity) technology. From specific places and without the need of a telephone network, the client can make use of the exclusive services, such as the Travel Channel, a gateway for tips about cultural agendas and information related to restaurants, drugstores, and maps of the city where the access is being made, besides surfing the net at high speed.

This solution helps the life of the traveler since the person can connect to the Internet or the private networks of airports, hotel, cafes or any place accredited as an Asas Center , the location where BrTurbo Asas can be used. This is Brasil Telecom working with creativity and cutting-edge technology to offer the best in telecommunications.

Tariff Readjustments

On June 26, 2003, Anatel approved the tariff readjustment for the STFC, according to the criteria and conditions set forth in the Local and National Long Distance Concession Agreements, effective as of July 30, 2003. The Local Basic Plan had an average readjustment of 28.75%, while the net rates of the Basic Plan for Long Distance Service had an average readjustment of 24.84%.

However, a temporary ruling mediated by the Federal Public Ministry, suspended the effects of the acts of Anatel and determined the application of the IPCA index in the place of the IGP-DI index in the calculation formula set forth in chapters 11.1 and 12.2 of the Concession Contracts. This decision was the subject of an appeal and is pending a final decision, when the index to be applied to the readjustment will be known.

Relationship with Clients

To Brasil Telecom, excellence in the relationship with the client represents a competitive edge in the telecommunications sector. Therefore, throughout the year, new tools for the Call Center were acquired and another stage of the CRM project was implemented.

Call Centers

In 2003, the performance of the call centers, which received on average 32 million calls a month, improved as a result of the new platform tools, as well as the evolution of the partnership with suppliers, which resulted in a new management model. This new model led to a 26% increase in the productivity of the call centers, measured in relation to the minutes talked over the minutes paid. Furthermore, the cost per minute was 21% lower in comparison to the cost registered in 2002.

Alternative Channels

During 2003, Brasil Telecom boosted its offer of services and information with the use of new channels of relations, among which it is worth pointing out the Internet, e-mail and the partnerships with large customer care networks in Brazil .

The new webpage of Brasil Telecom was launched in February, after a complete refurbishing, and was mainly aimed at the clients and their respective needs. The success of the initiative is confirmed by the number of registered clients: 385 thousand, 85.7% more in relation to December of the previous year.

The creation of this client base enabled the sending of 200 thousand electronic monthly newsletters , reducing communication costs with the client. The Section “Your Account” was responsible for the largest part of the registrations made and became the most important relationship tool on the website.

Also in 2003, satisfaction surveys were also carried out and the results will be used to take measures for improvement and the development of new applications.

E-mail

In 2003, 96 thousand e-mails were answered by specialists dedicated solely to the online customer care of Brasil Telecom, a channel aimed at clearing up doubts of the clients. This performance is much better than the one registered in the previous year, when e-mail queries totaled 131 thousand.

Lottery houses

The partnership of Brasil Telecom with more than 9,000 lottery houses is aimed at facilitating the life of the customer, due to the fact that it enables the search and the payment of debts without an invoice, besides the automatic unblocking of a telephone terminal. During 2003, 10 million searches were made, besides seven million payments without invoices were carried out, representing a growth of 21% and 20%, respectively, in relation to 2002.

CRM

As the Project's implementation is divided into stages, in 2003, the CRM was in charge of servicing 120 thousand clients in the corporate, business, government and interconnection sectors.

Besides the integration of all the customer care systems, all the processes were revised and 4,200 collaborators were trained. The whole Project is targeted at making the customer care of Brasil Telecom more personalized, swift and efficient.

Operational Performance

PLANT	2001	2002	2003

Installed lines (Thousand)	10,015	10,548	10,687
Additional installed lines (Thousand)	1,060	533	139
Lines in service - LIS (Thousand)	8,638	9,465	9,851
Addition LIS ( Thousand )	1,192	827	386
Average Lines in service - ALIS (Thousand)	8,042	9,052	9,658
LIS/100 inhabitants	21.5	23.1	23.4
TUP/1,000 inhabitants	7.1	7.2	7.0
TUP/100 Installed lines	2.8	2.8	2.8
Usage Rate	86.3%	89.7%	92.2%
Digitizing Rates	97.3%	99.0%	99.0%
ADSL Accesses in Service (Thousand)	34.4	140.7	281.9

In 2003, Brasil Telecom added 138.5 thousand lines to its installed plant, comprised of 10.7 million lines at the end of the year. The growth in relation to the previous year was 1.3%, which shows that the repressed demand for telephone lines noticed in the period immediately following the privatization has been totally met.

The plant in service totaled 9.9 million lines, a result of the net addition of 385.7 thousand lines. The 4.1% growth in comparison with 2002 can be explained mainly by the marketing actions aimed at the offer of promotional plans and by the startup of commercialization of hybrid terminals. The policy of keeping the terminals of the delinquent clients in partial blockage at the centers with idle capacity contributed to this performance. This measure reduces the costs with deactivation and the reinstallation of terminals and increments the traffic of the network of the Company.

The increase in the installed plant, combined with the expansion of the plant in service, resulted in a usage rate (lines in service in relation to the installed lines) of 92.2%, exceeding by 2.4 p.p. the rate registered in 2002. At the end of December 2003, the digitizing rate of the Brasil Telecom plant hit 99.0%.

The public telephony plant of Brasil Telecom was comprised of 296,3 thousand terminals in December 2003, representing a growth of approximately 1.0% in relation to the previous year.

At the end of 2003, Brasil Telecom hit the mark of 281.9 thousand ADSL accesses in service, an expansion of 100.4% in relation to 2002.

Brasil Telecom ended 2003 with 5,260 employees, representing a net reduction of 305 employees in relation to 2002. Besides the 5.5% drop in the number of employees, the 4.1% expansion of the plant in service contributed to an increase of 10.1% in the productivity for Brasil Telecom in 2003, reaching 1,873 lines in service (LIS)/employee, against 1,7011 in 2002.

Consolidated financial performance

Revenue

In 2003, consolidated gross revenue reached R$ 11,077.4 million, 12.6% more than revenue registered in 2002. The increase worth R$ 1,237.7 million of revenue is basically due to the better performance of the inter-network (+R$ 359.0 million), local service (+R$ 321.4 million), data communication service (+R$ 259.1 million) and national long distance (+R$ 86.9 million) calls. The consolidated net revenue totaled R$ 7,915.2 million, surpassing by 11.9% the amount obtained in 2002.

The consolidated local service revenue reached R$ 4,442.5 million in 2003, an increase of 7.8% in relation to 2002. The increase in local service revenue is due to the expansion of the average in service plant, combined with the rate readjustment of the local service basket, which came into effect on June 29, 2003. It must be taken into consideration that, during the year, Brasil Telecom encouraged the sale of promotional plans, which exempted the client from the activation fee payment, besides granting discounts on the subscription rate.

The consolidated revenue for long distance calls reached R$ 1,450.5 million in 2003, an increase of 6.4% in relation to 2002. The larger share reflects the growth in the average in service plant and the tariff readjustment for the long distance service basket, which came into effect on June 29, 2003. Furthermore, Brasil Telecom increased its average market share from 86.5% to 89.9% in the intra-sectorial sector, and 73.0% to 75.2% in the intra-regional sector.

In inter-network calls, the consolidated revenue reached R$ 2,536.0 million in 2003, an increase of 16.5% in relation to 2002. The readjustment of 23.5% for the VC-1 tariff and 22.0% for the VC-2 and VC-3 rates, authorized by Anatel on February 2003, were the main reasons for the increment in revenue, compensated by the 6.4% reduction in fixed-mobile traffic in the period.

In terms of interconnection, the consolidated revenue totaled R$ 835.3 million in 2003, an increase of 6.3% in relation to the previous year. The increase in revenue is a result, mainly of the growth in the in service plant, as well as the traffic readjustment for network usage.

The consolidated revenue for cession of means totaled R$ 215.5 million, 8.5% lower than the figure registered in 2002, which reflects the lower number of circuits leased during the year.

The consolidated revenue for public telephony reached R$ 394.5 million, representing 3.6% of gross revenue in 2003, which is stable in comparison to the share in 2002. During the year, the public telephony revenue rose 15.4%, which reflects the 1.0% increase of public use terminals, as well as the tariff readjustment approved by Anatel and which came into effect on June 29, 2003.

The data communication sector generated a consolidated revenue of R$ 764.1 million, representing an increase of 51.3% in comparison to the amount registered in 2002. The boosted performance reflects a 100.4% rise in the number of ADSL accesses in service throughout the year. This performance was also affected by the increase of 91.7% in the number of IP (IP, IP Light and IP Turbo) accesses in service, of 26.8% in the number of Frame-Relays in service and of 7.5% in the number of Dialnet accesses in service.

The consolidated revenue for supplementary and value added services reached R$ 348.2 million, an increase of 24.2% in relation to 2002, which reflects mainly the increase of 40.4% in the activated intelligent services, – Virtual Answering Service, Siga-me (Follow me), Call on Hold and Caller ID – which totaled 5.7 million at the end of 2003. Considering the in service terminals of Brasil Telecom, which have at least one intelligent service activated, the penetration of these services was 34.0% at the end of 2003, against 27.5% at the end of 2002.

Operating costs and expenses

The operating costs and expenses, excluding depreciation and amortization, reached R$ 4,601.2 million in 2003, equal to 41.5% of gross revenue against 37.8% in 2002. This increase can be explained mainly by the non-recurrent items registered in the last quarter of the year, as well as the reclassification of the employee profit sharing program, registered in costs and expenses with personnel. In addition, Brasil Telecom had interconnection costs increased by R$ 245.7 million, as well as costs with third party services at R$ 159.8 million.

A major portion of the non-recurrent items was registered in provisions for contingencies. The total of provisions includes losses from accounts receivable (PCCR) and contingencies. Losses from accounts receivable hit R$ 298.0 million in 2003, against R$ 263.5 million in the previous year. Thus, losses from accounts receivable represented 2.7% of gross revenue in 2003, stable in relation to 2002. Provisions for contingencies totaled R$ 359.7 million in 2003, against R$ 29.2 million in the previous year. Based on legal advisor analysis of Brasil Telecom, the company registered provisions for contingencies worth R$ 246 million linked to operations of the branch office in the state of Rio Grande do Sul, the former Companhia Riograndense de Telecomunicações S.A. (CRT), deriving from facts which occurred prior to the acquisition of this company, such as labor, civil and tax liabilities and process costs.

The Board will continue focusing its efforts at minimizing the effects on the cash position of the Company, through the interposition of funds as well as through breakdown.

Interconnection costs totaled R$ 1,772.1 million, representing 38.5% of total cost in 2003 (41.1% in 2002), which reflects the growth of the fixed-mobile traffic resulting from the expansion of the average in-service plant of Brasil Telecom and the mobile plant in Region II, combined with the larger average market share in 2003.

In 2003, costs and expenses with third parties, excluding publicity and marketing, reached R$ 1,288.9 million, equal to 28.0% of total cost, against 30.2% in 2002.

Expenses with publicity and marketing totaled R$ 85.5 million at the end of 2003, a drop of 27.3% in relation to 2002.

Costs and expenses with personnel reached R$ 422.7 million, an increase of 8.3% in relation to 2002, due to the change made in the accounting records of the employees profit sharing program, reclassified in costs and expenses with personnel. If the amount of R$ 46.3 million referent to the employees profit sharing program were excluded, costs and expenses with personnel would have been R$ 376.4 million, a drop of 3.0% in relation to R$ 390.1 million registered in 2002.

EBITDA

Earnings before interest, taxes, depreciation and amortization (EBITDA), in 2003, totaled R$ 3,314.0 million, 1.2% below the R$ 3,353.2 million registered in 2002.

The EBITDA margin was 41.9% in 2003, against 47.4% in 2002. The 5.6 percentage point reduction in the EBITDA margin is a result, mainly, of the increase in the provision for contingencies and the record of employee sharing on the result for costs and expenses with personnel.

If the non-recurrent items are not considered, the consolidated EBITDA of Brasil Telecom would have been R$ 3,679.0 million in 2003, 9.7% above the amount registered the previous year. Thus, the accrued EBITDA margin would have been equal to 46.5%.

Net financial result

The consolidated net financial income in 2003 was negative by R$ 1,091.0 million, broken down as R$ 302.6 million in revenues, R$ 1,147.4 million in expenses and R$ 246.2 million in interest on own capital (JSCP – Juros Sobre Capital Proprio ). In 2002, the financial income was negative at R$ 943.6 million, broken down as R$ 201.6 million in revenues, R$ 820.5 million in expenses and R$ 324.7 million in JSCP.

Non-operating result

Non-operating result was negative at R$ 469.0 million, basically broken down as follows:

  R$ 124.0 million for amortization of the reconstituted goodwill as a result of the acquisition of CRT;
  R$ 302.9 million for write-offs of property, plant & equipment referent to CRT, the result of a physical inventory performed on transmission, tooling and instrumentation equipment and multipair cables, among others.

These amortizations do not affect the cashflow of Brasil Telecom nor the distribution of dividends.

Net income

In 2003, Brasil Telecom registered a net income of R$ 25.3 million, which was affected by the provisions for contingencies and for the write-offs of the assets.

Investments

Brasil Telecom invested R$ 1,794.0 million in 2003, of which R$ 1,328.2 million on fixed telephony. The investment on fixed telephony was 25.5% lower than that made in 2002, a drop resulting from the constant search for better operational efficiency and the cooling down of the economy. In addition, R$ 109.2 million was aimed at mobile telephony and R$ 356.7 million was spent on the acquisitions of Globenet, MetroRED and iBest.

Indebtedness

R$ Million	2003	2002	Variation

Short Term	1,990	683	191.3%
In R$
	1,865	553	237.4%
In US$
	52	57	-8.9%
In Currency Basket
	73	73	-0.6%
Long Term	2,646	4,399	-39.9%
In R$
	2,271	3,878	-41.4%
In US$
	193	277	-30.3%
In Currency Basket
	181	244	-25.6%
Total Debt	4,636	5,082	-8.8%
(-) Cash
	1,466	1,423	3.0%
Net Debt	3,170	3,659	-13.4%
(-) Mutual BRP
	1,498	1,525	-1.8%
Net Debt (Ex Mutual BRP)	1,672	2,134	-21.6%

At the end of 2003, the net debt totaled R$ 1,833.4 million, a drop of R$ 746.7 million in relation to the amount registered in 2002. It is important to mention that, from net debt, R$1,497.8 million were obtained from Brasil Telecom Participações S.A. With the exclusion of the funding from Brasil Telecom Participações S.A., net debt was R$1,672.2 million at the end of 2002, 21.6% lower than the amount registered in 2002.

At the end of the year, the total debt stood at R$ 4,635.8 million, of which the accrued average cost in the year was 18.3%, or 78.5% of CDI in the same period.

Of the total debt, R$ 245.6 million was dollar-pegged and R$ 253.9 million in currency basket, of which 58.4% was currency hedged.

The net debt/shareholders equity ratio was 47.6% at the end of 2003, against 52.5% at the end of 2002. With the exclusion of debt with the holding company, the net debt/shareholders equity ratio was 25.1% at the end of 2003.

Corporate Governance

The Corporate Governance practices of Brasil Telecom are guided by the By-Laws and by the Manual for Disclosure and Use of Information and for Trading of Securities and is aimed at assuring the quality and transparency of the information disclosed to the market, as well as it protect the interests of the shareholders. Controlling shareholders, advisors, executives and other employees that have access to relevant information sign a term of adhesion to the Manual, which has the purpose of assuring high standards of conduct and transparency.

On May 9, 2002, Brasil Telecom adhered to the Level 1 Corporate Governance of the São Paulo Stock Exchange (Bovespa), representing the telecommunications sector in the Corporate Governance Index (IGC - Índice de Governança Corporativa ), which is comprised of a group of publicly-held companies that adopt policies that strive for quality and accuracy in the information rendered to the market.

Strengthening in the Processes and the Internal Control Environment

The strengthening of the processes and the internal control environment is an integral part and a commitment common to all the departments of the Company, and its respective managers permanently evaluate its processes and controls in a manner related to the routine of the business, to the financial reports and to the aspects of compliance and conformity. At the same time, the internal audit directs its activities towards the areas of most relevance to and impact on the operations, reviewing processes and controls in the light of the best practices for risk management.

Risk management requires the spreading of its concepts and their solidification in the corporate culture. The adoption of a uniform language is essential. As a philosophy and anticipating the current prescribed requirements, Brasil Telecom is coming close to Corporate Governance of the control activities, implementing mechanisms to guarantee the integrity of the main operating processes. Therefore, throughout 2004, the Company will be involved in a great effort to conclude the assessment stages of the risk and control environment in each risk area, enabling constant monitoring and self-assessment of the controls. This project will be led by the Company's executives with the help of specialized consultants and will use methodology and support tools recognized worldwide, which will enable the Company also to meet the necessary requirements for Certification demanded by the Sarbanes-Oxley Act.

Public offer of shares

On October 21, 2003, CVM granted a Public Exchange Offer for the exchange of common shares for preferred shares, of Brasil Telecom S.A. issuance, in the condition of Object Company, to be conducted by Brasil Telecom Participações S.A., as Offeror.

The Offeror is willing to acquire up to all the outstanding common shares issued by Brasil Telecom S.A., in accordance with the bid notice published on October 31, 2003, representing 2.96% of the voting capital stock, through the exchange of preferred shares issued by the Object Company and owned by it. The exchange ratio was one common share for one preferred share.

The main objective of the Offeror was to enable, the shareholder that held common shares of Brasil Telecom S.A. (BRTO3), to have a share in a more liquid asset. The success of the operation can be verified in the reduction of outstanding common shares from 2.96% to 0.95%.

Shares buyback program

At a meeting held on August 5, 2003, the Board of Directors of Brasil Telecom S.A. approved a Share buyback program including Common and Preferred shares of issuance by the Company, to be kept in treasury and later alienation or cancellation. Through the program, the Company was able to acquire up to 18,078,192,282 preferred shares, which represent 10% of the total outstanding common and preferred shares, for the term of 365 days. On December 31, 2003, Brasil Telecom Participações S.A. held 5,718,771,117 preferred shares in treasury.

Independent auditors

Under the terms of CVM Instruction no. 381/03, Brasil Telecom S.A. informs that KPMG Independent Auditors, contracted in 2002 for the provision of auditing services for the financial statements of the Company, did not, after this date, render services not related to independent auditing which exceeded 5% (five percent) of the value of the contract executed.

General Shareholders' Meeting

According to the By-Laws, the General Shareholders' Meeting is the top entity of the Company with powers to decide matters related to business purposes and take any measures it deems convenient for the defense and development of the above mentioned matters.

The General Shareholders' Meetings of Brasil Telecom S.A. are summoned by the President of the Board of Directors, at least, 15 days in advance in a first summons and ten days for the second summons.

The General Shareholders' Meeting usually meets within the first four months subsequent to the end of the calendar year, to (i) examine, discuss and vote on the financial statements; (ii) decide on the allocation of the net income for the year and the distribution of dividends; and (iii) elect the members of the Statutory Audit Committee and, when the case, the members of the Board of Directors. The Special Shareholders' Meeting meets, on special summons, whenever required by the interests of the Company.

Board of Directors

The Board of Directors of the Company is comprised of seven effective members and an equal number of alternates, and one member is appointed by the shareholders. The Board usually meets every quarter and for special purposes upon the summons made by the President or two members, at least ten days in advance, and decides by majority of vote, provided that the majority of the members are in attendance. In 2003, the Board of Directors of the Company met 10 times.

Fiscal Council

According to the By-Laws, the Fiscal Council, the entity in charge of fiscally inspecting the board of the Company, must be comprised of three to five effective members and equal number of alternates.

The Fiscal Council usually meets every quarter and manifests itself by absolute majority of votes, provided that the majority of its members are in attendance. The Fiscal Council of the Company, elected at the General Shareholders' Meeting in 2003 with a mandate which extends to the General Shareholders' Meeting in 2004, met seven times throughout 2003.

Shareholders Remuneration Policy

The shareholders of Brasil Telecom are remunerated with dividends or interest on own capital of 25% for the adjusted net income, according to the terms established in Law no. 6.404/76 and in the By-laws. The By-laws assure priority to the preferred shares in the receipt of the minimum non-cumulative dividend equal to 3% of the value of the net equity of each share, whenever the dividend calculated according to these criteria surpasses the value of the 6% dividend for the value of the capital stock per share. The Company has adopted the procedure to remunerate of equitable form the shareholders owners of common and preferred shares, attributing to them minimum remuneration to it equivalent 3% of the value of the shareholders’ equity of each share.

Dividends and Interest on Own Capital (JSCP)

Year	Type	Credit in the accounting records	Equity position base	Payment	Gross Value (R$/lot of 1,000 shares)	Net value (R$/ lot of 1,000 shares)
2003	JSCP	03/31/2003	04/09/2003	To be defined	0.233707543	0.198651411
2003	JSCP	01/31/2003	02/07/2003 [1]	To be defined	0.224508762	0.190832447
2003	Goodwill	12/28/2000	12/28/2003	05/16/2003	0.025894258	0.025894258
[1]	Position without capital increase

Stock market

Bovespa ended the year of 2003 not only with the best performance of the last four years, but also reached a historical record: 22,236 points. The valuation of 97.3% was the highest percent for the Brazilian stock market since the figure registered in 1999. The performance of Bovespa derived from the brighter outlook of the Brazilian economy, which reverted the downward process that the stock market went through for three consecutive years.

During the year, Bovespa traded a financial volume of R$ 204.5 billion, 47.2% above the turnover of 2002, which was R$ 138.9 billion. The daily average of trades in 2003 was R$ 818.3 million and 39,597 trades, against the average of the previous year, which was R$ 558.1 million and 28,173 trades.

At the end of 2003, the Dow Jones index reached its highest level, 10,425 points. During the year, the Dow Jones rose 25.3%, breaking a stretch of three consecutive years of loss. Triggered by the high numbers of the American market, the ADRs of Brasil Telecom S.A. (BTM) registered a valuation which was higher than the index, reaching 52.2%. The common (BRTO3) and preferred (BRTO4) shares of Brasil Telecom Participações S.A. valued 41.2% e 29.6% in 2003, respectively.

Evolution of the Quotation of Shares

	Closure on Dec/30/03	In December	In 2003	In 24 months	In 36 months

Common shares (BRTO3) (in R$/1,000 shares)	15.95	11.5%	41.2%	51.9%	2.6%
Preferred shares (BRTO4) (in R$/1,000 shares)	15.20	-0.1%	29.6%	15.2%	-6.2%
ADR (BTM) (in US$)	15.86	4.7%	52.2%	-10.6%	N.A. [1]
Ibovespa (points)	22.236	10.2%	97.3%	63.8%	45.7%
Itel (points)	888	11.0%	66.8%	32.9%	-0.9%
IGC (points)	1.845	14.4%	79.7%	82.5%	N.A.[2]
Dow Jones (points)	10.425	5.3%	25.0%	4.0%	-3.4%

[1]	ADRs of Brasil Telecom S.A. begin to be negotiated in New York Stock Exchange – NYSE on November 16, 2001.
[2]	The IGC was introduced in June of 2001

SOCIAL REPORT

Cultural Projects

In all, 100 cultural projects, such as dance, theater, films, exhibitions, musical shows, were benefited through the sponsorship of Brasil Telecom, which totaled investments of R$ 17.5 million.

Audiovisual
Glauber Rocha (1939-1981) vinte e dois anos depois... (twenty two years later...)	Brasil Documenta (Brazil Documents) – III International Documentary Forum
7º Florianópolis Audiovisual Mercosul – FAM fair	I University Image Circuit in Santa Catarina
Dona Cristina Perdeu a Memória (Mrs. Cristina Lost her Memory)	Madame Satã (Madame Satan)
Paulinho da Viola – Meu Tempo é Hoje (My Time is Today_	Nelson Freire
O Homem que Copiava (The Man that Copied)	O Homem do Ano (The Man of the Year)
Tempo Glauber (Glauber Time)	Di Menor (Di Minor)
Vaidade (Vanity)	10the Cinema and Video Festival of Cuiabá

Fine Arts
Sky of Brasília Exhibition by Juliana Limeira	Glória Ferreira – Photos
Exhibitions for the Year of 2003	II Fine Art Hall of Toledo
Exhibitions in Florianópolis at the Olhar de Hassis	People 4 exhibition by Joana Limongi
Paulo Humberto Exhibition – Doors and Windows	Brasil Telecom Portinari Exhibition – The Painter of Peace
I International Design Seminar for Brasil Telecom Identity	Visual Language Award: incentive for artistic productions

Theater
Circo da União – Cia Carroça de Mamulengos circus troop	Theater in the Community
Cena Contemporânea (Contemporary Scene)	Santiago in Culture
IV School Theater Festival – Athos Bulcão Foundation	Primeiro Ato (First Act) Brasil Telecom – Professional Theater Exhibition
Todos os que caem (All who Fall) – Irmãos Guimarães	Almoço na Casa do Sr. Ludwig (Lunch at the House of Mr. Ludwig)
“ A Rua é um Rio Brilhante ” (The Road is a Shining River ) and “ Sherazade ” – O Hierofante theater group	Dramatic Reading Workshop with actress Fernanda Montenegro
Ovo (Egg) – Udi Grudi theater group	A Força do Hábito (Force of Habit)
Tudo por um Fio (Risking all) – Maracatu Atômico theater group	10 Anos de Sutil Companhia de Teatro (10 Years of the Subtle Company of the Theater)
Rasga Coração (Torn Heart) - Cia Teatral Martim Cererê theater group	Sérgio 80
Goiânia em Cena (Goiania on Stage) – Dramatic Arts Festival 2003	Melanie Klein
São Jorge and the Dragão (St. George and the Dragon) - Metamorfose de Teatro theater group	Confidências de um Espermatozóide Careca (Secrets of a Bald Spermatozoid) – Raízes do Porto theater group
Auto da Compadecida (Dog's Will)	O Mundo é um moinho (The World is a Windmill) – Casa da Gávea
“ João e Maria ” (Hansel and Gretel) and “ O Rabo do Sapo ” (The Frog's Tail) - Tambarola theater group	Candaces – A Reconstrução do Fogo (The Reconstruction of Fire) – Cia dos Comuns
Fúria theater	Tartufo
Mosaico theater	Missa dos Quilombos (Mass at Quilombos)
A menina and the vento (The girl and the Wind) - Mosaico Theater	Zastrozzi
ACT –Ateliê de Criação Teatral (Dramatic Creation Atelier)	O Senhor das Flores (The Lord of the Flowers)
Theater Festival at Campo Mourão	A Morte de um Caixeiro Viajante (Death of a Traveling Salesman)
XI National Theater Festival of Florianópolis Isnard Azevedo	As Nuvens e/ou um Deus Chamado Dinheiro (The Clouds and/or a God Called Money) – Parlapatões, Patifes e Paspalhões theater group
A Caixa (The Box) – Renata Mello	Woyzeck Desmembrado (Dismembered Woyseck)
Blas Fêmeas (Blas Femmes)	Miscelânia de Anônimo (Anonymous' Miscellaneous) –Teatro de Anônimo theater group
Capitanias Hereditárias (Hereditary Lands)	Meus Balões (My Balloons) – Karen Acioly

Dance
Celebrare – Alaya Dança dance troop	Vem Dançar Comigo (Come Dance With Me) – Ginga dance troop
X Dance Exhibition in Florianópolis	Ballet of Portugal
(C2 H4)n Plástico - Verve dance troop	SKR Project – Cena 11 dance group
A Redoma (The Dome) – Companhia de Dança Isadora Duncan dance troop	Municipal dance company of Caxias do Sul and Preparatory Dance School
Lia Rodrigues dance troop	Sonhos de Einstein (Einsteins' Dreams) – Intrépida dance troop
III Brasil Telecom Dance Circuit	Enter –Étnica dance troop
Companhia Jovem de Ballet – Dalal Achcar ballet group

Literature
Zé Poesia (poetry)	Villa Boa, Bela, Brilha (Good, Beautiful, Bright Village ) – Goiás city
SABIN - Sociedade de Amigos da Biblioteca Nacional (National Society of the Friends of the Library)	Itatiaia. O caminho das pedras (The stone path)
A Vida dos Grandes Brasileiros (The Life of Great Brazilians)

Music
Kaya N´Gan Daya Show	Recital Mariuccia Iacovino
Cascavel Jazz Festival	Concerts in the Communities
Turnê Tributo à Música Popular Brasileira (Tribute to Brazilian Pop Music Tour) – Stage I	OSPA – Symphony Orchestra of Porto Alegre
Blue Jazz Brasil Telecom

Others
4th Cultural Award Sergio Motta	Rondônia Circuit-Acre de Cultura
Vozes da Primavera (Voices of Spring)	Renovaton of the Rondon Telegraph Pole
Resgate do Folclore Goiano (Redeeming the Folklore of Goias) 2003	Espaço Arte e Cultura Brasil Telecom Art and Culture Space
Floripalco	Construction of the Cultural Complex São Pedro Theater

Social Projects

The social projects maintained in 2003 received an investment of R$ 3.3 million.

SOCIAL PROJECTS

CACC – Casa de Apoio à Criança com Câncer (Home for Children with Cancer) (RJ)
Cas@ Viva Inatel (Live Inatel House) (MG)
Alfabetização Solidária (Joint Alphabetization) (National)
Projeto Down (Down Project) (SP)
Prova de Êxito (Success Test) (National)
Reciclar (Recycle) (SP)
Rio Voluntário (Volunteering for Rio) (RJ)
Jornada de Adoção (Adoption Walk) (FD)
Educar (Educate) (FD)
Neste Ano Eu Quero Paz (This Year I Want Peace) (FD)
Comitê para Democratização da Informática – CDI (Committee for the Democratization of Information Technology) (FD)
Bolsa Escola Cidadã ( Citizen School Scholarship) (FD, GO, MT, MS)
Dia da Inclusão Digital (Digital Inclusion Day) (FD)
Plano de Cirurgias (Surgery Plan) (GO)
Siminina Science Project (MT)
Agente Jovem do Desenvolvimento Social (Young Agent of the Social Development) (AC)
Cancer Hospital (RO)
Center for Minors (RO)
Mora Quer Fazer Amigos (Mora Wants to Make Friends) (PR)
Esperança (Hope) (SC)
Campanha do Agasalho (Clothing Collection Campaign) (SC)
Esperança Fair (SC)
Balakubatuki Ritmo e Paz (Rhythm and Peace) (SC)
Cinema da Favela e Favela no Cinema (Cinema in the Slums and the Slums in Cinema) (SC)
Padre Cacique Asylum (RS)
Cidadão Sports Club (RS)
“ Melhor Idade ” (Best Age Program) (FD)

Sporting Projects

Through the sponsorship of sporting modes, such as triathlon, track, volley and extreme sports, Brasil Telecom incorporates the values which are strongly apparent in sports to its day to day: surpassing limits, discipline, persistence, dynamism, versatility and achievement of targets. By investing in the sports that lack sponsors in Brazil , the Company develops not only talented athletes but encourages practicing sports in the country.

During 2003, Brasil Telecom sponsored the XX Marathon in Porto Alegre , the ITU World Cup , the Pan-American Triathlon and the Ironman Brasil Telecom, Latin-American stage of the Global Ironman Circuit held annually in Florianópolis, of which it is the title sponsor. Brasil Telecom is the official sponsor of triathlon in Brazil and of the Permanent Brazilian Olympic Team, as it is the sponsor of the Brazilian Triathlon Confederation. In light of this, the Company maintains the Brasil Telecom Triathlon House, which is a training center, mainly for the athletes of the Permanent Brazilian Olympic Team.

Throughout the year, Brasil Telecom sponsored 314 athletes. A special mention must be given to gymnast Daiane dos Santos, world-wide champion of the ground in 2003, who received, from the International Gymnastics Federation – FIG, the recognition for the “double twist carped” jump, which was named “Dos Santos”, for being the only athlete of the world to carry through it.

At the end of the year, Brasil Telecom began to sponsor the Brasil Telecom Olympic Force Team of women's volleyball, which is participating in the Super Volleyball Championship 2003/2004. Among other players, the team counts on the vigor of the champion of the Pan-American Games at Winnipeg : Leila and Ricarda Negrão.

In all, the investments made in sporting projects totaled R$ 3,5 million in 2003.

Programa de Qualidade de Vida (Quality of Life Program) - VIVA MAIS (LIVE LONGER)

Structured with basis on three foundations – sports, health and leisure – the Quality of Life Program of Brasil Telecom, "Live Longer", was improved throughout 2003 with the suggestions received from its employees.

The main objectives of Brasil Telecom with “Live Longer” is the incentive to practice sports among its collaborators, the stimulus to lead a healthier life style and the best use of free time.

LIVE LONGER SPORTS

  Breakfast Run – 9,000 participants in the four editions held in 2003;
  Maratonistas Daqui (Marathon Runners from Here) – 10 employees ran at the Chicago Marathon;
  Running / Walking Program – 300 participants;
  Internal Brasil Telecom Games;
  Adventure Hikes;
  Live Longer Gym – 200 students.

LIVE LONGER HEALTH

  Association with preventive and alternative medicine – “ Viver Plus ” (Live Plus);
  Dental Association “ Viver Odonto ” (Live Dental);
  Vaccination campaigns;
  Medical check-ups ;
  Stretching exercises and express massage at the work place.

LIVE LONGER LEISURE

  Drawings for tickets to shows, plays and other events sponsored by Brasil Telecom;
  "Viva Mais Cantando" (Live Longer Singing) choir – 150 participants at II Choir Festival;
  Ballroom Danding Lessons;
  Several courses: Easter eggs, wines and decorative candles;
  Associations with inns, farm-hotels, water parks, dance parlors, etc;
  Brazilian June party;
  Musicals.

“Live Longer” counts on the overall participation of its employees. Satisfaction survey show that 90% of the collaborators of the Company participate at least in one of the activities offered and 56% introduced healthier habits to their daily life.

Volunteer Program

The Volunteer Program of Brasil Telecom promotes projects, campaigns and voluntary actions with the involvement of the employees of the Company. In this manner, Brasil Telecom benefits the community in which it works and expands the social responsibility of the volunteers.

The “Ironman Social” was a great voluntary project of the Live Longer Citizenship Program ( Programa Viva Mais Cidadania ). Each branch office represented a team of athletes at the “Ironman Social”, and symbolically ran the course of one Ironman ( 3.8 km swimming, 180 km biking and 42.195 km running). The act of accomplishing the course represented the substitution of the sporting for voluntary actions. Thus, each donation and visit made to a charity institution by the volunteers of each branch office was transformed into kilometers spent.

The results were expressive: 58 tons of nonperishable food, 16 thousand toys, four thousand books, seven thousand clothing items and eight thousand personal hygiene items were donated. A total of 1,583 volunteers participated in the “Ironman Social”, carrying out 190 visits.

HR Quality

Aware that it is mainly people who are responsible for success and the overcoming of challenges in a sector of ongoing changes and in a market where the quality of the service is primordial, Brasil Telecom has developed programs focused on the recognition of success and support for the achievement of results.

Prominent People (Gente em Destaque)

Prominent People is aimed at recognizing the employees that, individually or in a team, implement projects that stand out, whether for their innovative or creative characteristics or for the results obtained.

At each edition, the categories and awards are revised so that they are in line with the strategies of the Company. The fifth edition of the Program will be held in 2004 and it will be comprised of eight categories and 34 corporate awards.

Every year, the Program gets stronger through the expressive participation of its employees and for the quality of the projects enrolled. In order to consolidate Prominent People, Brasil Telecom has adopted evaluation criteria based on the National Quality Award (PNQ - Prêmio Nacional da Qualidade ).

Teams for Optimization of Results (TOR – Times de Otimização de Resultados)

The TOR Program offers the conditions for the development and full use of the potential of the work force as a way of achieving targets and overcoming challenges through the work team.

Created in 2000 and initially focused on the targets of Anatel, the Program has been effectively contributing to the achievement of results of Brasil Telecom, improving every year. It consists of the formation of multifunctional teams to tackle challenges linked to strategies of the Company, enabling interaction, learning, integration and the exchange of experiences between people with know-how in a specific subject, involving all the levels of the organization.

In 2003, the Company counted on more than 50 teams ranging from branch offices to the head office, directly involving more than 500employees, besides the participation of partners and suppliers, in projects with ADSL focus, Client Satisfaction, Completion of Calls, Plant Management, among others. This year, a Leader Team structure at the head office was also created to provide direct support to the work developed by the TORs. Through this teamwork model, Brasil Telecom has the chance of obtaining faster results relative to strategic matters and objectives with the vision of solving problems and acting proactively at opportunities.

“Arrancada de Vendas (Sales Boost) – Conquiste seu sonho (Conquer your dream)” Program

In its second edition, the Sales Boost Program introduced a new visual and thematic approach. “Conquer your Dreams” was the motto chosen to invoke an emotion in the employees who participated in the Program. Besides encouraging sales, the Program also has the purpose of encouraging the salespeople to dream about things and moments that make them feel motivated and ready to overcome challenges.

The Program gives monthly awards through credits given on cards to the three best salespeople in each market of each branch office. In 2003, 515 collaborators participated in the Program, between the Sales Force, the Sales Support Team and the Call Center . Once again, the Program achieved its objective and led to significant results in terms of an increment in sales and client loyalty.

Young Salesperson Project

The Program was launched in January 2003 with the intention of training and developing professionals at the beginning of their careers, who had prospects in the commercial area, thus, creating a technical reserve of salespeople. This initiative assures renewal in the sales force of the Company and the maintenance of the customer care levels, Since at any moment the trainees are prepared to assume or replace opportunities in the commercial area of Brasil Telecom. In 2003, 1,237 candidates participated in the selective process, of which 26 were hired.

Selection Strategy

Brasil Telecom seeks professionals of different organizational and social cultures to be a part of the functional structure of the Company. The selection and recruitment processes are conducted locally or nationally, depending on the opening to be filled. Brasil Telecom aims at managing its intellectual equity by valuing its internal talents and offering a career and professional development.

Program for Internal Opportunities

The selection strategy of Brasil Telecom, during 2003, was based on the valuation of the potential of the professionals of the Company so as to create internal opportunities for growth and development, optimizing the management of know-how in that which refers to the profile versus opening ratio.

Undergraduate Training Program

Through the Undergraduate Training Program, Brasil Telecom selects young talented people, who, after being in contact with the culture of the Company, can act as agents of renewal in the organization and as a source of new ideas. The Program is a complement to the curricular enhancement of these youngsters given that their behavioral and functional abilities are developed. The Company ended the year with 343 trainees and, during the year, hired 48 of them.

Trainee Program

The Trainee Program is aimed at selecting recently graduated youngsters, with prospects, who wish to develop a career in the telecommunications industry. The third edition of the program occurred in 2002/2003 and received 13,733 enrollments, an increase of 36% in relation to the preceding edition.

Brasil Telecom offered 31 jobs, which meant that there were 473 candidates for each opening. The Company attributes its success in seeking talent in the third edition of the Trainee Program to the following factors: a solid economic-financial situation, leadership in its area of activity and strategic direction.

Summer Internship Program

The Summer Program of Brasil Telecom is aimed at identifying prospective Brazilian executives, who are enrolled in an MBA program from the most prominent institutions in the United States, such as, Wharton, Harvard, Stanford, Darden, Berkeley, Michigan, Kellogg, Chicago, Columbia, among others, and in Europe, such as for example, the London Business School.

The partnership with the interns adds value and attracts professionals with multi-cultural and an integrative outlook with a clear vision of the global scenario, a taste for learning and the ability to analyze the processes from multiple perspectives. The excellent result of the projects developed by the interns led to the inclusion of three of these professionals to the staff of Brasil Telecom.

The second edition of the program, held in 2003, was a proven success: 112 enrollments for six openings offered.

Compensation Strategy

The Compensation policy of Brasil Telecom is aimed at analyzing the progression of the strategic objectives of the Company, strengthening the capacity to attract and retain qualified professionals, who are committed to the excellence of the business.

Besides the salary, the annual compensation of the professionals is also comprised of a Profit Sharing Program as a result of the accomplishment of pre-agreed targets.

Starting at the managerial level, Brasil Telecom pays a bonus of 200% to 800% of monthly compensation, which is also conditioned to an individual evaluation of performance and the accomplishment of previously defined corporate targets.

For the professionals in the sales force, the Company adopts variable compensation at competitive levels, linked to the achievement of qualitative and quantitative results.

Profit Sharing Program

In March 2003, Brasil Telecom paid around R$ 16.3 million to its employees for a share in the profits of 2002.

In 2003, Brasil Telecom continued its quarterly follow-up of the targets to facilitate the monitoring of the employees and guide their efforts. The Profit Sharing Program related to 2003 reached 4,277 employees and considered financial and qualitative results. The possibility of gain increased 130% to 140% of monthlycompensation.

Variable Compensation – Sales Force

The objective of the variable compensation program is to continually improve the results of the sales team of Brasil Telecom. Aimed at the c employees of the government, corporate and business markets, it seeks to leverage the generation of revenue, as well as promote client loyalty.

The program compensates employees according to the objectives and targets of Brasil Telecom which are effectively achieved or surpassed.

Group Work Agreement (Acordo Coletivo de Trabalho - ACT)

ACT 2003/2004 defined the salary readjustment with correction indexes that vary between 7.0% to 11.0%, according to the salary range. In terms of the meal tickets, it was readjusted so it remained with a ticket face value of R$ 11.65. The agreement also contemplates benefits such as health plan, group life insurance and others of a social nature, such as aid for play schools, pregnancy, physically impaired dependants, among others.

Benefits

Health Plan

The scope and the quality of a health plan is one of the concerns of Brasil Telecom. It is for this reason that the Company hired a health plan able to offer, to all its professionals, medical, hospital and dental services around the country and abroad for the executives.

The service is personalized through a beneficiary card and, when the plan is used, the expenses are shared, and the employee is responsible for a share of 20% of the total billed medical expenses and the discount on the paycheck is limited to a ceiling set by the plan chosen by the title user.

For dental expenses, when the employee uses the plan, shared with 30% of total, and the discount in the payroll limited to 20% of his or her salary.

Meals

Brasil Telecom offers meal ticket aid in the option of electronic cards for food products or meal tickets to be used at accredited establishments by the supplier and by the Workers' Meal Plan (Programa de Alimentação do Trabalhador - PAT). The professionals who work five days a week receive R$ 256.30 in aid and others who work six days a week, receive R$ 302.90, of which the value of the share is discounted from the paycheck by 5%, 10% and 15%, according to the salary range of the professional: up to R$ 1,000.00; from R$ 1,000.01 to R$ 2,000.00 and above R$ 2,000.01.

Group Life Insurance

Besides the benefits mentioned, Chubb Seguros insurance, contracted by Brasil Telecom, assures indemnity for the life of the employee and his or her dependents, through a Group Life Insurance, with coverage for death by natural or accidental causes, total disability for illness and total or partial disability due to accident. The value of the indemnity for death by natural causes is equal to 30 times the nominal salary of the employee and 15 times the nominal salary of the employee for death due to natural causes of the insured spouse. In the case of death by accident, the amount of the indemnity is doubled. In addition, for disability indemnities, the amount may be proportional or 100% of the indemnity covered for natural death. The ceiling of the indemnity for all cases is R$ 900 thousand.

Complementary Social Security

In 2003, the Company gave continuity to the social security reorganization process with the purpose of rationalizing and optimizing the operational, administrative and social security plan management processes that it sponsors for its collaborators.

At the end of the year, the assets of the complementary social security plans sponsored by Brasil Telecom totaled around R$ 1.074 billion, and counted on 5,355 active members and 5,036 retired and pensioner members. The contributions of the Company reached, on average, R$ 1.5 million per month and the benefits paid to the retired and pensioner members represented around R$ 5.2 million a month.

Training

In order to improve its technical and behavioral competencies, in 2003, Brasil Telecom offered training to its professionals in the areas of technology, marketing, finance, as well as developed programs aimed at the exercise of leadership and for the management of projects.

Daily average of students in training	140
Annual average of training in hours/professional	32
Annual average of training hours on line / employee	6.6
Master in Project Management by George Washington University	144

Also in 2003, Brasil Telecom sought to develop its Sales Force and the ongoing enhancement of its professionals through e-learning tools. A total of 1,066 sales agents and 437 professionals were qualified in groups of products and services.

The e-learning tool enabled Brasil Telecom to offer around 60 courses to all the professionals in the Company, reaching significant numbers of distance learning qualification through basic courses for computer technology, telecommunications, products and services, technology, languages and systems.

Emphasis must be given to one of the e-learning courses for the certification of products for the Cyber Data Center : in 10 weeks, 81% of the sales force had achieved the certification.

Brasil Telecom received the e-Learning Brasil award and was recognized as a national benchmark for distance learning. The award is promoted by Micropower and the Brazilian Association for Human Resources ( Associação Brasileira de Recursos Humanos – ABRH).

Another mark in 2003 was the inauguration of the Education Center at the head office, which counts on classrooms and a modern studio for taping, edition and transmission of training content through the corporate TV channel which can be accessed via intranet. BrTV was accessed more than 11 thousand times during the year.

Health, Safety and Environment

By giving continuity to the improvement of its health and work safety processes, as well as environment, Brasil Telecom sought to involve not only its employees, but also the employees of partner companies in the areas of telecommunications network maintenance and internal plant, which led to a reduction of approximately 30% in the number of accidents. In order to do this, debate and training seminars with educational lectures, focused on the use of safety equipment and traffic direction, were held.

In relation to health, Brasil Telecom has structured its medical and dental offices, through partnerships with accredited health institutions, enabling not only medical and dental care, but also care using alternative medicine: acupuncture, visits to nutritionists, among others. Around 6,000 employees used the Company medical offices during the year.

Staff

Brasil Telecom ended the year with 5,260 collaborators, 5.5% less than in the previous year, as a result of the centralization of a few activities and the optimization of processes. The reduction was not larger in light of the new companies that became part of the group. Brasil Telecom, however, sought the obtainment of synergies, preventing the redundancy of the staff as a result of the acquisitions made.

Amount of Company Employees

Company	2003	2002	Variation

Brasil Telecom S.A. (BT)	5,064	5,549	-8.7%
BrT Serviços de Internet S.A. (BrTSI)	22	16	37.5%
Brasil Telecom Celular (BT Cel)	71	0	-
Globenet	23	0	-
iBest	80	0	-

Total	5,260	5,565	-5.5%

In terms of distribution by job, the main changes in relation to 2002 were related to the areas of marketing and sales and the customer care centers, which increased their staff, in compliance with the Company strategy to expand the market and increase client satisfaction.

Of the total 5,260 employees, 144 were dismissed at the end of 2003 and did not take part in the effective task force of Brasil Telecom. The effort developed for the dismissals must be emphasized as it led to a 40% reduction in the effective staff.

Amount of Employees by Job

Job	2003	2002	Variation

Marketing and Sales	1,208	1,151	5.0%
Customer Care Centers	404	364	11.0%
Network	2,084	2,171	-4.0%
Expansion
	546	622	-12.2%
Operation
	1,538	1,549	-0.7%
Information Technology	424	456	-7.0%
General and Administrative	996	1,183	-15.8%
Corporate Management
	237	339	-30.1%
Materials and Services
	229	263	-12.9%
Human Resources
	100	112	-10.7%
Financial
	430	469	-8.3%
Dismissals	144	240	-40.0%

Total	5,260	5,565	-5,5%

Profile of the Employees

Distribution by Age

The average age of the work force at Brasil Telecom did not change in 2003, as can be seen below:

Distribution by Age

Age Bracket	2003	%	2002	%	Relative Variation

Up to 22 years of age	122	2.3%	184	3.3%	-1.0 p.p.
De 23 a 27 years of age	814	15.5%	787	14.1%	1.4 p.p.
From 28 to 32 years of age	947	18.0%	947	17.0%	1.0 p.p.
From 33 to 37 years of age	834	15.9%	829	14.9%	1.0 p.p.
From 38 to 42 years of age	836	15.9%	947	17.0%	-1.1 p.p.
From 43 to 47 years of age	916	17.4%	1,091	19.6%	-2.2 p.p.
From 48 to 52 years of age	622	11.8%	638	11.5%	0.3 p.p.
From 53 to 57 years of age	150	2.9%	124	2.2%	0.7 p.p.
Above 58 years of age	19	0.4%	18	0.3%	0.1 p.p.

Total	5,260	100%	5,565	100%	-

Average age	37 years of age		37 years of age

Distribution by Time of Service

The reduction of staff was focused on two specific ranges: employees with up to two years of service and employees with between 21 and 25 years of service at Brasil Telecom. On the other hand, the range of employees with time of service between three and five years expanded in relation to the distribution by 4.3 p.p.

Distribution by Time of Service

Time of Service	2003	%	2002	%	Relative Variation

Up to 2 years	1,438	27.3%	1,679	30.2%	-2.9 p.p.
From 3 to 5 years	919	17.5%	732	13.2%	4.3 p.p.
From 6 to 10 years	781	14.8%	817	14.7%	0.1 p.p.
From 11 to 15 years	365	6.9%	386	6.9%	0.0 p.p.
From 16 to 20 years	536	10.2%	543	9.8%	0.4 p.p.
From 21 to 25 years	741	14.1%	944	17.0%	-2.9 p.p.
From 26 to 30 years	437	8.3%	426	7.7%	0.6 p.p.
Above 31 years	43	0.8%	38	0.7%	0.1 p.p.

Total	5,260	100%	5,565	100%	-

Distribution by Gender

Brasil Telecom had 1,617 women employed in the Company, which represents 30.7% of the work team at the end of 2003. Of this total, 85 women occupied top positions, representing 17.0% of the total of leaders of the enterprise, against 15.2% in 2002 (51 women occupying managerial positions).

Distribution by Gender

Gender	2003	%	2002	%	Relative Variation

Male	3,643	69.3%	3,832	68.9%	0.3 p.p.
Female	1,617	30.7%	1,733	31.1%	-0.3 p.p.

Total	5,260	100%	5,565	100%	-

Distribution by Degree of Instruction

The following chart shows that 55.8% of the staff at Brasil Telecom had an undergraduate level in 2003, against 52,1% in the previous year.

Distribution by Degree of Instruction

Degree of Instruction	2003	%	2002	%	Relative Variation

Unconcluded Elementary and Middle School	31	0.6%	58	1.0%	-0.4 p.p.
Concluded Elementary and Middle School	39	0.7%	66	1.2%	-0.5 p.p.
Unconcluded High School	42	0.8%	62	1.1%	-0.3 p.p.
Concluded High School	1.391	26.4%	1,615	29.0%	2.6 p.p.
Unconcluded Undergraduate Degree	823	15.6%	869	15.6%	0.0 p.p.
Concluded Undergraduate Degree	2,266	43.1%	2,299	41.3%	1.8 p.p.
Specialization	596	11.3%	532	9.6%	1.8 p.p.
Graduate Degree (Master/Doctorate/Post-Doctorate)	72	1.4%	64	1.2%	0.2 p.p.

Total	5,260	100%	5,565	100%	-

People with Physical Disabilities and Rehabilitated People

Considering the actual and third party employees, Brasil Telecom ended the year of 2003 with 418 employees with disabilities and rehabilitated workers. Of this total, 118 are employees and the remainder work at the call centers and are hired by a partner company of Brasil Telecom.

Third Parties

The companies that provide services to Brasil Telecom, in the areas of the call center, maintenance and operation of the internal and external plants, sanitation, vigilance, corporate security and system maintenance, employed 23,207 workers at the end of 2003, against 23,329 the previous year.

DVA (Value-added statement)

The added value to be distributed by Brasil Telecom in 2003 totaled R$ 7,907.27 billion, surpassing by 18.9% the amount registered the previous year. The main changes in relation to the added value distribution can be summarized as follows:

  Increase of 7.7% in the portion referent to the government;
  Increase of 38.2% in the portion referent to the rentists, basically comprised of financial expenditures;
  Stability in the portion referent to wages;
  Reduction in the portion related to the shareholders, in light of the result of the period, which was influenced by the provision for contingencies and write-off of assets.

Consolidated Value-added Statement ( Demonstração do Valor Adicionado Consolidado – DVA)

R$ Million	2003		2002

(+) Revenue	10,897.9	137.8%	9,684.8	138.6%
Service Revenue
	11,077.4	140.1%	9,839.7	140.9%
Other Revenue
	238.2	3.0%	206.1	3.0%
Discounts, Provisions and Losses from Accounts Receivable
	(417.7)	-5.3%	(361.0)	-5.2%
(-) Input acquired from third parties	(3,294.2)	-41.7%	(2,902.9)	-41.6%
Materials
	(89.7)	-1.1%	(85.3)	-1.2%
Services
	(3,146.5)	-39.8%	(2, 766.7)	-39. 6%
Other Allocations for third parties
	(58.0)	-0.7%	(439.0)	-6.3%
(=) Value-added	7,603.7	96.2%	6,781.9	97.1%
Value-added from third parties (financial revenue, equity equivalence and received dividends)	303.5	3.8%	203.8	2.9%
(=)Value-added to be allocated	7,907.2	100.0%	6,985.7	100.0%
(=)Allocation of the Value-added	(7,907.2)	-100.0%	(6,985.7)	-100.0%
(+) Remuneration through the job (salaries, additions and benefits)
	(378.0)	-4.8%	(367.1)	-5.3%
(+) Voluntary Dismissal Program (PDI - Programa de Desligamento Incentivado )
	0.0	0.0%	(5.0)	-0.1%
(+) Government (taxes, contributions, fees and social security)
	(3,157.0)	-39.9%	(2,930.8)	-42.0%
(+) Rentists (interests, rentals, leases)
	(1,490.4)	-18.8%	(1,079.3)	-15.4%
(+)Shareholders (dividends/remaining profits)
	25.3	0.3%	(440.1)	-6.3%
(+) Retained amounts (depreciation, amortization and retained earnings)
	(2,907.1)	-36.8%	(2,163.4)	-31.0%

Brasília, March 18, 2004.

The Board

BRASIL TELECOM S.A.

11.01 - NOTES TO THE FINANCIAL STATEMENTS

1. OPERATIONS

BRASIL TELECOM S.A. (“Company”) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, and Rio Grande do Sul and the Federal District. The area is 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, and the Company holds the local and long distance concessions.

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company’s business, the services that it offers and the tariffs charged are regulated by the National Telecommunications Agency - ANATEL.

Information related to the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is registered with the Brazilian Securities Commission - CVM and the Securities and Exchange Commission - SEC in the USA, being its shares traded on the main stock exchanges in Brazil and its ADR on the New York Stock Exchange - NYSE. The Company also adhered to Level 1 of the Corporate Governance classification of the São Paulo Stock Exchange - BOVESPA.

Company Subsidiaries

Brasil Telecom Celular S.A. (“BrT Celular”): Wholly owned subsidiary formed in December 2002 to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date, BrT Celular was in the pre-operating phase. The beginning of its activities is forecasted for the first semester of 2004.

BrT Serviços de Internet S.A. (“BrTI”): Wholly owned subsidiary formed in October 2001, engaged in the provision of internet services and related activities. It started its activities in 2002.

During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, and started to have the control of the following companies:

(i) Grupo BrT Cabos Submarinos (formerly known as GlobeNet)

This group of companies operates through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos do Brasil (Holding) Ltda. (“BrT CSH”): company acquired on June 11, 2003, as part of the purchasing program of the GlobeNet Group, an acquisition previously disclosed on November 19, 2002, through a relevant fact.
  Brasil Telecom Cabos Submarinos do Brasil Ltda. (“BrT CS Ltda.”): company acquired on June 11, 2003, in which BrTI has direct control and the full control jointly with BrT CSH, being also part of the purchasing program of the GlobeNet Group.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): company incorporated under the laws of the Bermudas, for which the transfer of resources by BrTI for payment of subscribed capital occurred on May 30, 2003. It is also part of the purchasing program of the GlobeNet Group. BrT SCS Bermuda holds the total shares of Brazil Telecom of America Inc. and of Brasil Telecom de Venezuela S.A.

(ii) Grupo iBest

BrTI has held since February 2002, a minority interest in the iBest Holding Corporation (“IHC”), a company incorporated in the Caiman Islands. In June 2003, as a result of several statutory acts in IHC and in its subsidiaries, BrTI started to control the Grupo iBest, which the main companies are: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A.

iBest was incorporated in January 1999, with the objective of organizing the “iBest Prize”, trading advertising space for the event. In December 2001 it extended its activities, when it started to offer and to concentrate its operations on providing dialed access to the Internet.

2. PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

The financial statements were prepared in accordance with accounting practices derived from the Brazilian Corporation Law, rules of the Brazilian Securities Commission - CVM and rules applicable to Switched Fixed Telecommunications Services concessionaires.

As the Company is registered with the Securities and Exchange Commission - SEC, it is subject to its rules, and should prepare financial statements and other information using criteria that comply with that entity’s requirements. To comply with these requirements and aiming to meet the market’s information needs, the Company adopts, the practice of publish information simultaneously in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless stated otherwise. According to each situation, the notes to the financial statements presented information related to the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively. When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

The accounting estimates were based on objective and subjective factors, based on the judgment of the management for determining the appropriate amount to be recorded in the financial statements. Significant elements subject to these estimates and assumptions include the residual amount of the fixed assets, provision for doubtful accounts, inventories and deferred income tax assets, provision for contingencies, valuation of derivative instruments, and assets and liabilities related to benefits for employees. The settlement of transactions involving these estimates may result in significant different amounts due to the inherent imprecision to the process of their determination. The Company reviews the estimates and assumptions at least quarterly.

Consolidated Financial Statements

The consolidation was prepared in accordance with CVM Instruction Nr. 247/96 and includes the Company and the subsidiaries listed in Note 1.

Some of the main consolidation procedures are:

  Elimination of intercompany balances, as well as income and expenses from intercompany transactions;
  Elimination of the balances of the investment accounts and corresponding interests in capital, reserves and retained earnings between the consolidated companies; and
  Segregation of the portions of shareholders’ equity and income of minority shareholders, presented in specific items.

The reconciliation between the net loss of the Parent Company and the consolidated is presented as follows:

2003
PARENT COMPANY	(25,317)
Entries made directly in the Subsidiaries’ Shareholders’ Equity:
Prior year adjustment	20
CONSOLIDAted	(25,297)

In addition the Company presents the statement of cash flows, prepared under the indirect method, in accordance with NPC 20 of IBRACON.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

The criteria mentioned in this note refers to the practices adopted by the Company and its subsidiaries that are included in the consolidated balance sheet.

a. Cash and Cash Equivalents: Cash equivalents are short-term, high-liquidity investments, with immediate maturity. They are recorded at cost, plus income earned to the balance sheet date, not exceeding market value.

b. Trade Accounts Receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criteria adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of maturity for accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts not yet due and the unbilled portion, thus comprising the amount that could become a future loss, which is recorded as a provision.

c. Inventories: Stated at average cost of acquisition, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and noncurrent assets, in other assets, which breakdown is shown in Note 23. For the obsolete items is recorded a provision for losses.

d. Investments: Investments in subsidiaries were valued by the equity method. The goodwill was calculated based on the expectation of future results and its amortization is related to the volume and of timing forecasted over a period of not more than ten years. Other investments are recorded at acquisition cost, less a provision for losses, when applicable. The investments derived from income tax incentives are recognized at the date of the investment, and result in shares of companies with tax incentives or quotas of investment funds. In the period between the investment date and receipt of shares or quotas, they are classified in the Noncurrent assets. The Company adopts the criteria of using the maximum percentage of tax allocation. These investments are carried at cost or market prices and periodically valued and, when the latter is lower, provision for losses is recorded.

e. Property, Plant and Equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges related to loans used to finance assets and construction in progress are capitalized.

Costs incurred that represent improvements (increase in installed capacity or useful life) are capitalized. Maintenance and repair costs are charged to income, on an accrual basis.

Depreciation is calculated using the straight-line method. The depreciation rates used are based on the expected useful lives of the assets and in accordance with the rules of the Public Telecommunications Service. The main rates used are set forth in Note 25.

f. Deferred charges: Segregated between deferred charges on amortization and on formation. Their breakdown is shown in Note 26. Amortization is calculated using the straight-line method, for the period of five years, in accordance with the legislation in force. When the asset no longer generates benefits, it is written off against non-operating income.

g. Income and Social Contribution Taxes: Income and social contribution taxes are recognized on the accrual basis. The taxes levied on temporary differences, tax losses and the negative social contribution basis are recorded under assets or liabilities, as applicable, on the assumption of realization or future, within the parameters established in CVM Instruction. 371/02.

h. Loans and Financing: Updated monetarily by the exchange variations and interest incurred up to the balance sheet date. Equal restatement is applied to the guarantee contracts hedging the debt.

i. Provision for Contingencies: Recognized based on the risk assessment and quantified on economic grounds and on legal counselors’ opinions on the lawsuits and other contingency factors known at the balance sheet date. The bases and nature of the provisions are described in Note 7.

j. Recognition of Revenues: Revenues from services rendered are recognized on accrual basis. Local calls are charged based on time measured according to the legislation in force. Revenues from sales of payphone cards-prepaid services are recorded upon sale.

k. Recognition of Expenses: Expenses are recognized on accrual basis, considering their relationship with the realization of revenues. Expenses related to other periods are deferred.

l. Financial Income (Expense) Net: Financial income comprises interest earned on accounts receivable settled after their due date, and gains on investments and hedges, when incurred. Financial expenses comprise interest incurred and other charges on loans, financing and other financial transactions.

Interest on Shareholders’ Equity is included in financial expenses and for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as a deduction of the retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the start-up of operations.

n. Benefits for Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries for their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and recognized on an accrual basis. As of December 31, 2001, in compliance with CVM Instruction 371/00, the Company recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, as new actuarial revaluations determine the need for adjustments to the provision, these are recognized in the profit and loss accounts, in accordance with the CVM deliberation above. Complementary information on private pension plans is described in Note 6.

o. Employees and Management Profit Sharing: The Company recognized provisions for employee and directors profit sharing on the accrual basis, and the calculation of the amount, which is paid in the year after recognition of the provision takes into consideration the program of targets established with the labor union, in accordance with Law. 10,101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4. RELATED-PARTY TRANSACTIONS

Related party transactions refer to existing operations with Brasil Telecom Participações S.A., the parent company, with the subsidiaries described in Note 1 and with Vant Telecomunicações S.A., in which the Company has a minority investment.

Operations between the Company and related parties are carried out under normal market prices and conditions. The main transactions are as follows:

Brasil Telecom Participações S.A.

Dividends/Interest on Shareholders’ Equity: Of the interest on Shareholders’ Equity credited in 2003, an amount of R$162,425 (R$213,367 in 2002) was paid to the Parent Company. The balance of this liability is R$138,062 (R$181,362 at December 31, 2002).

Loans from the Parent Company: The liablity balance arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$89,653 (R$120,081 in 2002). Financial gain recognized as income for 2003, due to the drop in the quotation of the US dollar, was R$18,965 (R$44,591 in financial expenses in 2002).

Debentures: On January 27, 2001, the Company issued 1,300 private debentures, which are not convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, for the purpose of financing part of its investment program. Brasil Telecom Participações S.A acquired all these debentures. The nominal value of these debentures will be amortized in three installments equivalent to 30%, 30% and 40% falling due on July 27, 2004, 2005 and 2006, respectively. The remuneration of the debentures is equivalent to 100% of the Interbank Deposits Certificates “CDI”, paid semiannually. The balance of this liability is R$1,408,190 (R$1,405,228 in December 31, 2002) and charges recognized in the profit and loss accounts for 2003 represented R$286,911 (R$236,356 in 2002).

Revenues, Expenses and Accounts Receivable and Payable: Arising from transactions related to the use of installations and logistic support. As of December 31, 2003, the balance payable is R$157 (R$663 receivable at December 31, 2002) and the amounts recorded in the statements of results for 2003 are related to operating revenue of R$2,301 (R$2,352 in 2002) and operating expense of R$256 in 2002.

BrT Serviços de Internet S.A.

Revenues, Expenses and Accounts Receivable and Payable: They result from transactions related to the use of installations, logistic support and telecommunications services. The balance payable is R$7,359 (R$5,643 at December 31, 2002). Amounts booked against the profit and loss accounts in 2003 represented R$38,201 of operating revenue (R$24,573 in 2002) and R$ 136,250 of operating expenses (R$84,793 in 2002).

Vant Telecomunicações S.A.

Collateral: As of December 31, 2003 and 2002 the amount deposited as collateral to guarantee the future purchase of shares is R$15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: The amount of AFAC is R$6,965 (R$1,809 at December 31, 2002).

Brasil Telecom Cabos Submarinos Ltda.

Loans: On August 21, 2003, the Company made a loan agreement, granted in the value of R$750, bearing interest of 100% of the CDI, falling due within 6 months. The balance of this asset is R$799 and the financial income was of R$49.

5. MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiaries assessed the book value of its assets and liabilities as compared to the market or realizable values (fair value), based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. As a result the estimates presented may not necessarily indicate the amounts that may be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have a material effect on the amounts obtained. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments, the value of which approximates fair value and risk assessment is not significant, are not mentioned.

In accordance with their natures, financial instruments may involve known or unknown risks the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors that can affect the Company’s business are the following:

a. Credit Risk

Most services provided by the Company are related to the Concession Contract and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in the case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Company may incur losses arising from difficulty in receiving amounts billed to its customers. In 2003, the Company’s default was 2.68% of gross revenue (2.67% in 2002). By means of internal controls, the level of accounts receivable is constantly monitored by the Company, thus limiting the risk of past due accounts by cutting off access to the service (outgoing calls) if the bill is overdue for over 30 days. Exceptions are made for telephone services that should be maintained for national security or defense.

b. Exchange Rate Risk

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities. Loans subject to this risk represent approximately 5.1% of the total liabilities (7.2% at December 31, 2002). To minimize this type of risk, the Company enters into swap agreements with financial institutions to hedge foreign exchange exposures. 30% of the debt portion in foreign currency is covered by hedge agreements (38% at December 31, 2002). Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. In 2003, consolidated net losses totaled R$83,188 (net gains of R$28,874 in 2002).

Net exposure, as per book and market values, at the risk of the exchange rate prevailing at the balance sheet date, is as follows:

PARENT COMPANY AND CONSOLIDATED
	2003		2002
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and Financing	235,784	229,596	363,147	347,106
Hedge Contracts	9,809	(8,158)	(28,514)	(28,838)
TOTAL	245,593	221,438	334,663	318,268
CURRENT	52,412	35,521	57,524	51,637
NONCURRENT	193,181	185,917	277,109	266,631

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedge instruments was the discounted cash flow, utilizing the market rates prevailing at the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans resulting from products of telephone directories and from the sale of fixed assets to other telephone companies. In the consolidated statements it is included a loan granted by iBest S.A.

At the balance sheet date, these assets are represented as follows:

PARENT COMPANY	CONSOLIDATED
	Book and Market Value		Book and Market Value
	2003	2002	2003	2002
ASSETS
Loans - IGP-DI	6,832	6,424	6,832	6,424
Loans - CDI	799	-	-	5,270
Loans - IPA-OG Column 27 (FGV)	1,845	1,655	1,845	1,655
Loans - IGP-M	-	-	1,282	-
TOTAL	9,476	8,079	9,959	13,349
CURRENT	1,963	1,525	2,446	6,795
NONCURRENT ASSETS	7,513	6,554	7,513	6,554

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

The Company has loans and financing contracted in local currency subject to interest rates linked to: TJLP, UMBNDES, CDI (Rate DI - CETIP) and IGPM. The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge for 79% (75% at December 31, 2002) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However, the other market rates are continually monitored to evaluate the need to contract derivatives to protect the Company against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI and the risk linked with this liability is due to a possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

PARENT COMPANY AND CONSOLIDATED
	Book Value
	2003	2002
LIABILITIES
Debentures - CDI	2,328,137	2,329,845
Loans - TJLP	1,766,025	2,075,065
Loans - UMBNDES	209,011	307,413
Hedge on loans - UMBNDES	44,895	9,176
Loans - IGPM	21,739	25,647
Other loans	20,439	29
TOTAL	4,390,246	4,747,175
CURRENT	1,937,864	625,752
LONG-TERM	2,452,382	4,121,423

Book values are equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$7,072.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by the Company are not correlated to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts. Consequently, a risk arises from this lack of correlation.

e. Contingency Risks

Contingency risks are assessed as probable, possible, or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments valued by the equity method and stated at cost of acquisition. BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. are the only wholly-owned subsidiaries whose investments are valued using the equity method, but only the former is in operation. There is no market value applicable to value the investments in the wholly-owned subsidiaries since they are private companies. The future cash flows expected from the investments, both directly and indirectly, do not lead to the expectation of losses that can require the recognition of provisions. This is also the case with the investments related to the iBest and BrT Cabos Submarinos.

The investments valued at cost are immaterial in relation to total assets. The risks related to them would not cause significant impacts to the Company if losses were to occur on these investments.

g. Cash Investment Risks

The company has temporary cash investments in exclusive financial investment funds (FIFs), in the amount of R$1,269,449 (R$1,315,024 at December 31, 2002), whose assets are constituted of floating federal securities, future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and in an investment fund in foreign currency, with no credit risks in such operations. Income earned to the balance sheet date is recorded in financial income and amounts to R$143,179 (R$74,857 in 2002). In the consolidated financial statements the temporary cash investments amount to R$1,315,096 (R$1,360,231 as of December 31, 2002) and income earned amounts to R$151,076 (R$75,714 in 2002).

h. Risk of Anticipated Settlement of Loans and Financing

Some of the loans and financing contracts signed by the Company with its creditors contain covenants that stipulate the advance payment of them in cases where minimum values for certain indicators are not achieved, such as indebtedness, liquidity, cash generation and others. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Company.

6. BENEFITS TO EMPLOYEES

a. Private Pension

The Company sponsors private pension schemes related to retirement for its employees and assisted members, and, in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação SISTEL de Seguridade Social (“SISTEL”), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (“FCRT”), originating from the former CRT, a company merged by the Company on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, when applicable to the specific plans.

The sponsored plans are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, the Company adopts immediate recognition of the actuarial gains and losses. Full liabilities are booked for the plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling 371/00 were adopted. In cases that positive actuarial situations are shown, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

The characteristics of the supplementary pension plans are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)
This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by SISTEL were merged, and exceptionally and provisionally approved by the Supplementary Pensions Department - SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were PBS-TCS, PBT-BrT, Convênio de Administração BrT and Termo de Relação Contratual Atípica, with the conditions established in the original plans being maintained. As from March 2003, no new adhesions to this plan were permitted. TCSPREV currently attends around 74% of the staff.

PBS-A (Defined Benefit)
Sponsored jointly with other companies linked to the telecommunications services market and intended for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Health Care Plan for Retired Employees (Defined Contribution)
Sponsored jointly with other companies linked to the telecommunications services and intended for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV on December 31, 2001, and beneficiaries of the plans of definite benefits PBS's of other sponsors of the SISTEL. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked to the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV
Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to his age. Participants have the option to contribute voluntarily or sporadically to the plan, above the basic contribution, but without equal payments from the sponsor. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on age on entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2003, contributions by the sponsor to the TCSPREV group represented on average 7.31% of the payroll of the participants in the plan. For the employees linked to the plan this average was 6,58%.

PBS-A
Contributions may occur in case of accumulated deficit. At December 12, 2003, the plan presented a surplus.

PAMA
This plan is funded with contributions of 1.5% of the payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom, PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment. New contributions will be limited to the future necessity to cover expenses, if that occurs.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES - FCRT

The main purpose of the Company sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary.

Plans

BrTPREV
A defined contribution and settled benefits plan, introduced in October 2002, to provide supplementary social security benefits in addition to those of the official social security system, that initially only took care of the employees linked to the Rio Grande do Sul Branch. In March 2003 this plan was also opened to the new employees of the Company and its subsidiaries who wanted to participate in the sponsored complementary social security plans. BrTPREV attends around 22% of the employee staff.

Fundador - Brasil Telecom and Alternativo - Brasil Telecom
Defined benefits plans to provide supplementary social security benefits in addition to those of the official social security system, now closed to the entry of new participants.

Contributions Established for the Plans

BrTPREV
The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, with the basic percentage contribution varying between 3% and 8% of the participation salary, according to the participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the sponsor. The sponsor is responsible for the cost of administrative expenses and risk benefits. In 2003, contributions by the sponsor represented on average 6.79% of the payroll of the participants in the plan, whilst the average employee contribution was 5.87%.

Fundador - Brasil Telecom and Alternativo - Brasil Telecom
The regular contribution by the sponsor in 2003 was an average of 5.43% of the payroll of the participants in the plan, who contributed at variable rates according to the age, time of service and salary, with the average rate in 2003 being 5.18%. In Alternativo - Brazil Telecom, the participants also pay an entrance fee, depending on age when joining the plan.

The technical reserve corresponding to the current value of the sponsor's supplementary contribution, due to the actuarial deficiency of the plans managed by FCRT, must be amortized within the maximum established period of 20 years as from January 2002, in accordance with Circular 66/SPC/GAB/COA of the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 18 years still remain for complete settlement.

Status of the Aforementioned Plans (SISTEL and FCRT), based on CVM Resolution 371/00

The data for the sponsored private pension plans that have definite benefit liabilities are presented below. The plans are evaluated actuarially at the balance sheet date:

FCRT - BrTPREV		SISTEL - TCSPREV
2003	2002	2003	2002

CONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with benefits granted	891,269	772,989	145,934	154,657
Actuarial liabilities with benefits to be granted	99,483	149,161	273,001	349,072
(-) Payments of defined contributions	-	-	(137,132)	-
(=) Total present value of actuarial liabilities	990,752	922,150	281,803	503,729
Fair value of plan assets	(486,348)	(420,310)	(573,834)	(503,729)
(-) Payments of defined contributions	-	-	137,132	-
Fair value of plan assets	(486,348)	(420,310)	(436,702)	(503,729)
(=) Net Actuarial Liability/(Asset)	504,404	501,840	(154,899)	-

CHANGES IN NET ACTUARIAL LIABILITY/ (ASSETS)
Present value of actuarial liability - beginning of period(1)	922,150	958,877	503,729	491,091
Cost of interest(1)	163,035	14,210	84,790	-
Current service cost	6,502	12,717	33,827	30,752
Current service cost of the sponsor(1)	6,502	3,090	33,827	16,247
Current service cost of the participants	-	9,627	-	14,505
Net benefits paid(1)	(125,634)	(142,003)	(38,629)	(45,399)
Administrative cost of the plan	-	(5,029)	-	(5,386)
Actuarial (gain) or loss on actuarial liability	24,699	83,378	(164,782)	32,671
Value of the Obligations at the end of the exercise (payment of defined contributions)	-	-	(137,132)	-
Present value of actuarial liability - end of period	990,752	922,150	281,803	503,729
Fair value of plan assets at the beginning of the period(1)	420,310	468,133	503,729	491,091
Expected income from plan assets	98,832	-	80,457	-
Regular contributions received by the plan	2,380	13,412	28,277	30,490
Sponsor(1)	149	3,785	13,935	15,985
Participants(1)	2,231	9,627	14,342	14,505
Amortization contributions received from the sponsor	90,460	14,210	-	-
Other funds collected	-	1,125	-	-
Payment of benefits(1)	(125,634)	(142,003)	(38,629)	(45,399)
Administrative expenses of the plan	-	(6,154)	-	(5,124)
Actuarial gains (losses) on plan assets	-	71,587	-	32,671
Value of the Obligations at the end of the exercise (payment of defined contributions)	-	-	(137,132)	-
Fair value of plan assets at the end of the period	486,348	420,310	436,702	503,729

(=) Value of the Net Actuarial Liabilities/(Assets) (2)	504,404	501,840	(154,899)	-
(1)

TCSPREV Plan: included defined benefit and defined contribution payments 2003, and for 2002 the information of this plan included defined benefit and defined contribution payments for all the values, including the balances at the end of the exercise.

(2)	In the case of net actuarial assets, there is no accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENTS OF RESULTS OF BRASIL TELECOM
Current service cost	6,353	12,717	33,827	30,752
Contributions from participants	(2,231)	(9,627)	(14,342)	(14,505)
Cost of interest	163,035	14,210	-	-
Income from plan assets	(98,832)	-	-	-
Actuarial losses (gains) recognized	24,699	11,791	-	-
Total expense recognized	93,024	29,091	19,485	16,247

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%		6%
Total income expected from plan assets	16.18%	17.68%	11.83%	17.68%
Estimated index for salary increase	2%	-	2%	N/A
Mortality table	UP84		UP84 + 1	ATM 2000 M
Disability table	Álvaro Vindas		Mercer Disability	Álvaro Vindas
Mortality rate of disabled	IAPB-57		IAPB-57	IAPB-57
Turnover	-	-	0.15/(t. de serv. +1, se ‹ 50 years)	N/A
Retirement age	60 years		60 years
Inflation rate	9.60%	11.02%	5.00%	11.02%
N/A: Not Applicable

Supplementary information - 2003
a)	The assets of the plans cited above are the position on November 30, 2003. With reference to BrTPREV the assets were projected for December 31, 2003.
b)	The data used are from September 30, 2003 and October 31, 2003 for TCSPREV and BrTPREV, respectively. Such data were projected for December 31, 2003, for both the plans.

SISTEL - PBS-A		SISTEL - PAMEC
2003	2002	2003	2002

RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with granted benefits	514,254	430,459	2,651	844
Actuarial liabilities with benefits to grant	-	-	27	-
(=)Present value of actuarial liabilities	514,254	430,459	2,678	844
Fair value of plan assets	(614,450)	(542,744)	(992)	(844)
(=) Net actuarial liability/(asset)	(100,196)	(112,285)	1,686	-

CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial liability - beginning of period	430,459	412,664	844	710
Cost of interest	46,683	44,826	147	43
Current service cost	-	-	1	-
Current service cost of sponsor	-	-	1	-
Net benefits paid	(40,283)	(36,731)	(5)	(26)
Administrative cost of plan	-	-	-	(2)
Actuarial (gain) or loss on actuarial liability	77,395	9,700	1,691	119
Present value of actuarial liability - end of period	514,254	430,459	2,678	844
Fair value of plan assets at the beginning of the period(1)	542,744	472,118	844	710
Income from plan assets	111,989	107,357	153	43
Payment of benefits	(40,283)	(36,731)	(5)	(26)
Administrative expenses of the plan	-	-	-	(2)
Actuarial gains (losses) on plan assets	-	-	-	119
Fair value of plan assets at the end of the period	614,450	542,744	992	844

(=) Value of the Net Actuarial Liabilities/(Assets) (2)	(100,196)	(112,285)	1,686	-
(2)	In the case of net actuarial assets, there is no accounting recognition in the Sponsor.

EXPENSE RECOGNIZED IN THE STATEMENTS OF RESULTS OF BRASIL TELECOM
Constitution of the actuarial liabilities	-	-	1,686	-
Total expense recognized	-	-	1,686	-

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%		6%
Total income expected from plan assets	11.30%	14.45%	11.30%	17.68%
Estimated index for increase in benefits	5.00%	5.00%	5.00%	-
Mortality table	UP84 + 1	UP84	UP84+1	EB7/75
Disability table	N/A		Mercer Disability	Álvaro Vindas
Mortality rate of disabled	N/A		IAPB-57	Exp. Ex. CAP
Starting age for benefits	N/A		100% on retirement
Inflation rate	5.00%	5.00%	5.00%	11.02%
N/A: Not Applicable

Supplementary information - 2003
a)	The assets of the plans are the position for November 30, 2003.
b)	The data used are for September 30, 2003, projected for December 31, 2003.

b. Stock Option Plan for Officers and Employees

The Extraordinary Shareholders’ Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Supervisory Board, which decided only to grant preferred stock options. The plan is divided into two separate programs:

Program A

This program is granted as an extension of the performance goals of the Company established by the Supervisory Board for a five-year period. Up to December 31, 2003, no stock had been granted.

Program B

The management committee, based on the market price of 1000 shares at the date of the grant, establishes the price for exercising the option, which will be monetary restated by the IGP-M between the date of signing the contracts and the date of payment.

The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant
	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10
33%	01/01/05	12/31/08	12/19/06	12/31/10
34%	01/01/06	12/31/08	12/19/07	12/31/10

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

The information related to the general plan to grant stock options is summarized below:

	2003		2002
	Preferred stock options (thousand)	Annual average price R$	Preferred stock options (thousand)	Annual average price R$
Balance as of 12/31/2002	622,364	11.34	-	-
Granted	308,033	12.48	622,364	11.34
Lapsed options	(22,928)	11.34	-	-
Balance as of 12/31/2003	907,469	11.73	622,364	11.34

There has been no grant of options for purchase of stocks exercised until the balance sheet date and the representativeness of the balance of the options before the total outstanding stocks is 0.17% (0.12% in 2002).

Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black&Scholes method, for the Company would be R$829 (R$35 in 2002).

c. Other Benefits for Employees

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident benefit, sickness benefit, transport allowance, and others.

7. PROVISIONS FOR CONTINGENCIES

The Company and its subsidiaries periodically perform an assessment for contingencies risks, and also review lawsuits taking into consideration the legal, economic, taxes and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome between the alternatives of probable, possible or remote, taking into account, according to the circumstances, the opinion of its legal counselors.

Provisions are recognized for those contingencies where the risks are classified as probable. Contingencies classified as possible or remote are discussed in this Note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Company’s legal counsel and the tax authorities.

Civil Suits

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans and other cases related to community telephony plans.

Classification by Risk Level

Contingencies with Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

PARENT COMPANY	CONSOLIDATED
NATURE	2003	2002	2003	2002
LABOR	424,097	316,334	424,097	316,334
TAX	64,391	11,905	65,970	11,905
CIVIL	207,847	60,985	208,678	60,985
TOTAL	696,335	389,224	698,745	389,224
CURRENT	48,509	3,232	48,509	3,232
NONCURRENT	647,826	385,992	650,236	385,992

Labor

There was a increase in labor contingences in 2003 of R$107,763. The composition of this increase arises, mainly, from monetary restatement in the amount of R$42,424 and from the revaluation of the cases, especially in the Rio Grande do Sul Branch (former CRT), whose main objects refer to additional remuneration for hazardous activities and salary readjustments resulting from collective agreements, in a total amount of R$71,000. Moreover, there were reversals of provisions, favorable to the Company, in the amount of R$13,116.

The main objects that affect the provisions for labor claims are the following:

(i) Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii) Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

(iii) Career plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc; and

(iv) Joint Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

Tax

During 2003 there was an increase of R$52,486 (R$54,065 for consolidated) due, mainly, to notifications related to the collection of the education allowance, differential in rate of ICMS in interstate acquisitions, incorrect compensation of tax losses, non-collection of social security and CPMF taxes, in the amount of R$42,019. Also the provision for lawyers’ success fees and monetary updating contributed for the increase recorded in 2003, in total amount of R$15,533. Due to revaluations of the cases during the year a total of R$15,701 was reversed from the provision.

The main lawsuits provided for are as follows:

(i) Social security - Related to the non-collection of social security education allowance;

(ii) Federal Revenue Department - Incorrect compensation of tax losses;

(iii) State Revenue Department - Non-collection of differential in rate of ICMS; and

(iv) CPMF - Non-collection of the contribution on financial activities.

Civil

The increase in 2003 in the amount of R$146,862 (R$147,926 for consolidated) is represented, mainly, by the increase of R$157,000 related to civil lawsuits of the former CRT, merged by the Company, monetary restatement in the amount of R$11,583 and reductions of R$24,282, related to write-offs due to revaluations.

The lawsuits provided are the following:

(i) Review of contractual conditions - Lawsuit where a company which, supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii) Contracts of Financial Participation - The position related to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacted by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; and

(iii) Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with Possible Risk

The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

PARENT COMPANY	CONSOLIDATED
NATURE	2003	2002	2003	2002
LABOR	625,181	440,798	625,266	440,798
TAX	863,967	570,460	863,967	570,460
CIVIL	740,461	253,771	740,535	253,771
TOTAL	2,229,609	1,265,029	2,229,768	1,265,029

Labor

The increase in labor contingencies in 2003, of R$184,383 (R$184,468 for the consolidation) is attributed, mainly, to monetary restatements in the amount of R$86,941 and for the filing of new lawsuits in the amount of R$158,787, and pointing out that there were revaluations which had resulted in a reduction of R$75.039.

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, the following demands also contribute to the aforementioned amount:

(i) Petition for remunerative consideration for hours of works supposedly exceeding the the normal working hours agreed upon between the parties; and

(ii) Petition for application of a regulation that stipulated the payment of a percentage on the Company’s profits, attributed to the Santa Catarina Branch.

Tax

The increase occurring in 2003 of R$293,507 refers, mainly, to the following amounts and respective objects: R$209,445 related to ISS not collected and/or under-collected, R$107,666 related to an interstate differential rate of ICMS, R$45,364 related to ICMS on the international calls, R$19,265 related to immunity from COFINS, R$9,851 related to social security contribution and workers’ compensation insurance, R$9,618 related to income tax at source on hedge and swap operations, and also taking into consideration R$18,721 related to success fees. It should be mentioned that the monetary restatement totaled R$107,841 and there were reductions for reevaluation or reversion favorable to the Company in the amount of R$249,066.

The main lawsuits considered as possible loss are presented as follows:

(i) ICMS - On international calls;

(ii) ICMS - Differential of rate in interstate acquisitions;

(iii) ICMS - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv) ISS (Service Tax) - Not collected and/or under-collected;

(v) IRPJ and CSLL (Income and Social Contribution Taxes) - Monetary variation on credits overpaid in 1997 and 1998;

(vi) INSS (Social Security) - Related to the Bresser and Summer Plans, as well as others social security and SAT payments;

(vii) COFINS - REPASS; and

(viii) Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurring in 2003 was R$486,690 (R$486,764) and is represented, mainly, by an increase of R$398,830 related to shares originating in a capitalization process where a larger number of shares in the capital is demanded in relation to that which was issued, as well as corresponding dividends claimed. The increase also is composed of monetary restatements in the amount of R$59,851.

The main lawsuits are presented as follows:

(i) Repayments resulting from Community Telephony Program lawsuits (PCT) - the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: First instance, Court of Appeals and Higher Court of Appeals;

(ii) Lawsuits of a consumerist nature;

(iii) Contractual - Lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services; and

(iv) Attendance for customers points - Public civil lawsuits arising from the closing of customer attendance points.

Contingencies with Remote Risk

In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$1,265,967 (R$717,097 in 2002) for the Company and R$1,265,978 (R$717,097 in 2002) for Consolidation.

Letters of Guarantee

The Company has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$124,947. Most of these contracts, representing 84%, have a stated period for termination during 2004 and the remainder is for an indeterminated period of time. The remuneration for these contracts varies between 0.74% p.a and 2.00% p.a..

The judicial deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 22.

8. SHAREHOLDERS’ EQUITY

a. Capital

The Company is authorized to increase its capital through decisions of the Board of Directors up to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company’s capital can be increased by the capitalization of retained earnings or prior to it by reserves allocated by the General Shareholders’ Meeting. Under these conditions the capitalization can be made without changing the number of shares.

The capital is represented by common and preferred shares, with no par value, and the maintenance of the proportion between the shares in the case of capital increases, is not mandatory.

By a resolution of the General Shareholders’ Meeting or the Board of Directors, preference rights can be excluded for the issuance of shares, subscription bonuses or debentures convertible into shares in the cases described in article 172 of the Corporation Law.

The preferred shares do not have voting rights, except in the cases specified from the 1st to 3rd paragraphs of article 12 of the bylaws, but are assured priority in receiving the minimum, non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of the Company’s shares, or 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company’s shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,373,097 (R$3,335,770 as of December 31, 2002) represented by shares without par value as follows:

In thousand of shares
TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares
	2003	2002	2003	2002	2003	2002
Common	249,597,050	243,564,130	-	-	249,597,050	243,564,130
Preferred	295,569,090	295,569,090	5,718,771	3,548,760	289,850,319	292,020,330
TOTAL	545,166,140	539,133,220	5,718,771	3,548,760	539,447,369	535,584,460

	2003	2002
BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	12.35	13.00

b. Treasury stock

In the determination of the calculation of the book value the shares held in treasury are deducted, which are originated from the following events:

Merger of a Company

The Company holds in treasury preferred shares acquired in the first half of 1998 by Companhia Riograndense de Telecomunicações - CRT, a company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the Company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a replacement cost, in accordance with the control made by the Company, considering the outflow of the older acquisitions to the more recent.

The average cost of acquisition originally represented in CRT an amount of R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

	2003		2002
	Preferred shares (thousand)	Amount	Preferred shares (thousand)	Amount
Opening balance	1,567,960	38,977	2,351,322	60,124
Number of shares replaced in circulation	(696,389)	(18,199)	(783,362)	(21,147)
Closing balance	871,571	20,778	1,567,960	38,977

The retained earnings account represented the origin of the funds invested in acquiring this treasury stock.

Stock Repurchase Program - Relevant Facts on October 1, 2002, December 27, 2002 and August 5, 2003

The Company’s Board of Directors approved, on the above mentioned dates, the proposals to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was three months as from to count of the date defined and published in the relevant facts for the programs published in 2002, and for the program published in 2003 the period for acquisition is 365 days, in accordance with CVM Instruction 390/03.

The repurchase of preferred shares issued by the Company for holding in treasury, is authorized up to the limit of 18,078,192,282 shares of this nature. To reach this limit, the Company could acquire the quantity of 11,747,081,779 shares.

The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	12/31/03		12/31/02
	Preferred shares (in thousand)	Value	Preferred shares (in thousand)	Value
Balance at the beginning of the year	1,980,800	21,836	-	-
Number of shares acquired	2,866,400	33,034	1,980,800	21,852
Balance at the end of the year	4,847,200	54,870	1,980,800	21,852

Unit cost of repurchase of shares (R$)	12/31/03	12/31/02
Average	11.32	11.02
Minimum	10.31	10.55
Maximum	13.80	11.26

The unit cost in the acquisition considers the total for the programs for repurchase of shares.

Up to the balance sheet date there was no disposal of preferred shares acquired as a result of the repurchase programs.

Market value of treasury shares

The market value of treasury shares, arising from the merger of CRT and the repurchase programs, at the market quotation at the balance sheet date was the following:

	12/31/03	12/31/02
Number of preferred shares held in treasury (in thousands)	5,718,771	3,548,760
Quotation per lot of one thousand shares in BOVESPA (R$)	15.20	11.30
Market Value	86,925	40,101

The Company records the balance of the treasury shares in a separate account in its accounting records, and presents the statement of changes in shareholders’ equity in the same way. Deducting this balance from the reserves that gave rise to the treasury shares held, the presentation is as follows:

	OTHER CAPITAL RESERVES		RETAINED EARNINGS
	2003	2002	2003	2002
BALANCE PRESENTED IN THE STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY	123,161	119,317	1,512,328	1,802,044
SHARES HELD IN TREASURY	(54,870)	(21,852)	(20,778)	(38,977)
BALANCE, NET OF SHARES HELD IN TREASURY	68,291	97,465	1,491,550	1,763,067

c. Capital Reserves

Capital reserves are recognized in accordance with the following practices:

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to the capital.

Special Goodwill Reserve: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions 319/99, 320/99 and 349/01. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder and the existing minority stockholders in the date of its formation, observing the preemptive rights of the other shareholders.

Reserve for Donations and Subventions for Investments: made as a result of donations and subventions received, for which the contra entry is an asset received by the Company.

Reserve for Special Monetary Restatement as per Law Nr. 8.200/91: made as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement index prior to 1991.

Other Capital Reserves: formed by the contra entry of the interest on work in progress up to December 31, 1998 and funds invested in income tax incentives.

d. Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The legal reserve is only used to increase capital or to offset losses.

Retained Earnings: Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law Nr. 6,404/76, or by the recognition of prior years adjustments, when applicable.

e. Dividends and Interest on Shareholders’ Equity

The dividends are calculated in accordance with the Company bylaws and Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law Nr. 6,404/76 and the preferred or priority dividends are calculated in accordance with the Company bylaws.

Mandatory Minimum Dividends calculated in accordance with article 202 of Law Nr. 6,404/76

	2003	2002
NET INCOME (LOSS) FOR THE YEAR	(25,317)	440,117
PLUS
AMORTIZATION OF PREMIUM ON MERGER, NET OF TAX	124,014	124,014
LESS
ALLOCATION TO LEGAL RESERVE	-	(22,006)
ADJUSTED NET INCOME	98,697	542,125
25% OF ADJUSTED NET INCOME	24,674	135,531

Priority Dividends and Dividends for Common Shares calculated under identical conditions

The calculation of dividends, based on 3% on shareholders’ equity balance, resulted in the amounts as follows:

	3% ON SHAREHOLDERS' EQUITY
	2003	2002
COMMON	95,902	99,432
PREFERRED	111,369	119,214
TOTAL	207,271	218,646

Interest on Shareholders’ Equity Credited - JSCP

The Company credited interest on Shareholders’ Equity to its shareholders according to the stock position on the date of each credit made during the financial year. The JSCP was allocated to dividends, net of withholding tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders’ meeting.

	2003	2002
INTEREST ON SHAREHOLDERS’ EQUITY - JSCP - CREDITED	246,200	324,650
COMMON STOCK	112,957	147,316
PREFERRED STOCK	133,243	177,334
WITHHOLDING TAX (IRRF)	(36,930)	(48,698)
JSCP NET	209,270	275,952

Allocation of Interest on Shareholders’ Equity to the Compulsory Dividend calculated in accordance with Article 202

	2003	2002
INTEREST ON SHAREHOLDERS’ EQUITY, NET OF WITHHOLDING TAX	209,270	275,952
LESS
MINIMUM COMPULSORY DIVIDEND (ART. 202)	(24,674)	(135,531)
ADDITIONAL INTEREST TO MINIMUM COMPULSORY DIVIDEND	184,596	140,421

TOTAL REMUNERATION PER THOUSAND SHARES (IN REAIS)	2003	2002
COMMON	0.387934	0.514109
PREFERRED	0.387934	0.514109

Total remuneration for the shareholders in 2003 and 2002 is based on the distribution of interest on Shareholders’ Equity, the value of which net of withholding tax exceeded the amount of the compulsory dividend, and also exceeded the amount of the priority dividend and dividend on common stock calculated under equal conditions.

f. Remaining Balance of Net Income

The remaining balance of the net income of 2002, adjusted in the terms of art. 202 of the Law 6,404/76, in the amount of R$93,461, composes the balance of the retained earnings account and contributed to finance the Company’s Capital Budget in 2003.

9. OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
LOCAL SERVICE	6,505,289	5,912,818	6,505,289	5,912,818
Activation fees	35,540	32,639	35,540	32,639
Basic subscription	2,867,244	2,656,631	2,867,244	2,656,631
Measured service charges	1,427,182	1,314,781	1,427,182	1,314,781
Fixed to mobile calls - VC1	2,062,828	1,791,763	2,062,828	1,791,763
Rent	2,228	5,217	2,228	5,217
Other	110,267	111,787	110,267	111,787
LONG DISTANCE SERVICES	1,923,656	1,748,784	1,923,656	1,748,784
Inter-Sectorial Fixed	1,088,310	1,028,975	1,088,310	1,028,975
Intra-Regional Fixed (Inter-Sectorial)	361,659	334,081	361,659	334,081
Fixed to mobile calls - VC2 and VC3	473,125	385,134	473,125	385,134
International	562	594	562	594
INTERCONNECTION (Tariffs on use of network)	835,311	785,805	835,311	785,805
Fixed-Fixed	607,116	607,106	607,116	607,106
Mobile-Fixed	228,195	178,699	228,195	178,699
LEASE OF MEANS	215,510	235,503	215,510	235,503
PUBLIC TELEPHONES	394,525	341,766	394,525	341,766
DATA COMMUNICATION	792,474	528,623	764,059	504,979
SUPPLEMENTARY SERVICES, INTELLIGENT NETWORK AND ADVANCED TELEPHONY	348,308	279,322	348,177	278,761
OTHER MAIN BUSINESS SERVICES	20,839	1,333	63,670	6,385
OTHER	27,184	24,879	27,184	24,879
GROSS OPERATING REVENUE	11,063,096	9,858,833	11,077,381	9,839,680
TAXES ON GROSS REVENUE	(3,023,463)	(2,662,510)	(3,042,487)	(2,670,871)
OTHER DEDUCTIONS FROM GROSS REVENUE	(117,480)	(97,441)	(119,700)	(97,441)
NET OPERATING REVENUE	7,922,153	7,098,882	7,915,194	7,071,368

10. COST OF SERVICES RENDERED

The costs incurred in the generation of services rendered are as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2003
PERSONNEL	(126,997)	(144,052)	(129,404)	(144,581)
MATERIAL	(84,195)	(78,759)	(84,262)	(78,760)
THIRD-PARTY SERVICES	(586,882)	(530,461)	(598,344)	(531,387)
INTERCONNECTION	(1,772,110)	(1,526,452)	(1,772,110)	(1,526,452)
RENT, LEASING AND INSURANCE	(238,945)	(167,760)	(322,846)	(219,734)
CONNECTION MEANS	(12,175)	(15,119)	(12,244)	(13,175)
FISTEL	(13,951)	(11,230)	(13,951)	(11,230)
DEPRECIATION AND AMORTIZATION	(1,913,280)	(1,917,784)	(1,916,231)	(1,917,784)
OTHER	(3,981)	(3,529)	(3,981)	(3,529)
TOTAL	(4,752,516)	(4,395,146)	(4,853,373)	(4,446,632)

11. SELLING EXPENSES

The expenses related to commercialization activities are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
PERSONNEL	(137,805)	(109,048)	(140,010)	(109,949)
MATERIAL	(1,830)	(1,794)	(1,959)	(2,050)
THIRD-PARTY SERVICES	(367,146)	(444,168)	(369,868)	(368,906)
RENT, LEASING AND INSURANCE	(137,932)	(12,568)	(4,414)	(12,689)
PROVISION FOR DOUBTFUL ACCOUNTS	(28,821)	(10,128)	(29,256)	(10,203)
LOSSES ON ACCOUNTS RECEIVABLE	(267,835)	(253,005)	(268,786)	(253,313)
DEPRECIATION AND AMORTIZATION	(5,320)	(4,336)	(5,322)	(4,336)
OTHER	(321)	(308)	(322)	(307)
TOTAL	(947,010)	(835,355)	(819,937)	(761,753)

12. GENERAL AND ADMINISTRATIVE EXPENSES

The expenses related to administrative activities, which include the information technology expenses are detailed according to the following nature:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
PERSONNEL	(148,186)	(134,665)	(153,327)	(135,821)
MATERIAL	(3,408)	(4,461)	(3,485)	(4,475)
THIRD-PARTY SERVICES	(401,732)	(337,856)	(406,159)	(339,949)
RENT, LEASING AND INSURANCE	(64,297)	(69,091)	(64,365)	(63,254)
DEPRECIATION AND AMORTIZATION	(152,762)	(79,474)	(160,225)	(80,541)
OTHER	(498)	(1,284)	(681)	(1,287)
TOTAL	(770,883)	(626,831)	(788,242)	(625,327)

13. OTHER OPERATING INCOME (EXPENSES)

Following are presented the remaining income and expenses attributed to operational activities:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
TECHNICAL AND ADMINISTRATIVE SERVICES	42,764	34,940	41,998	34,630
RENT OF INFRASTRUCTURE AND OTHERS	44,103	36,206	44,033	36,146
FINES	77,836	67,910	77,738	67,891
RECOVERED TAXES AND EXPENSES	36,493	27,293	36,849	27,293
WRITE-OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	17,936	24,255	17,936	24,255
PRESCRIBED DIVIDENDS	10,544	6,468	10,544	6,468
DIVIDENDS ON INVESTMENTS VALUED AT ACQUISITION COST	144	2,133	144	2,133
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	(1,167)	2,982	(1,167)	2,982
PERSONNEL DISMISSAL PROGRAM	-	(3,295)	-	(3,295)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(31,283)	(22,494)	(31,869)	(22,496)
DONATIONS AND SPONSORSHIPS	(21,132)	(26,642)	(21,140)	(26,657)
CONTINGENCIES - PROVISION(1)	(359,767)	(29,159)	(29,159)
PROVISION FOR ACTUARIAL LIABILITIES OF PENSION FUND	(8,434)	-	(8,434)	-
REVERSAL OF OTHER PROVISIONS	(3,043)	9,586	(2,989)	9,830
AMORTIZATION OF GOODWILL ON ACQUISITION OF INVESTMENT	-	-	(631)	-
INDEMNITIES FOR TELEPHONE SERVICES	(805)	(308)	(805)	(308)
LABOR SEVERANCE PAYMENTS	(400)	(667)	(400)	(667)
COURT COSTS	(1,888)	(1,981)	(1,891)	(1,981)
WRITE-OFF OF ADVANCES AND OTHER CREDITS	-	(6,727)	(3,293)	(6,727)
OTHER EXPENSES	(12,476)	(1,895)	(11,863)	(1,842)
TOTAL	(210,575)	118,605	(214,953)	118,496
(1)	The contingences are shown in Note 7.

14. FINANCIAL INCOME (EXPENSES), NET

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
FINANCIAL INCOME	293,351	199,508	302,563	201,631
LOCAL CURRENCY	223,090	168,669	231,782	170,792
ON RIGHTS IN FOREIGN CURRENCY	70,261	30,839	70,781	30,839
FINANCIAL EXPENSES	(1,384,889)	(1,144,794)	(1,393,565)	(1,145,181)
LOCAL CURRENCY	(1,048,036)	(667,438)	(1,050,918)	(667,743)
ON LIABILITIES IN FOREIGN CURRENCY	(90,653)	(152,706)	(96,447)	(152,788)
INTEREST ON SHAREHOLDERS’ EQUITY	(246,200)	(324,650)	(246,200)	(324,650)
TOTAL	(1,091,538)	(945,286)	(1,091,002)	(943,550)

The interest on Shareholders’ Equity was reversed in the statement of results and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution 207/96.

15. NONOPERATING INCOME (EXPENSES)

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
AMORT. OF GOODWILL ON MERGER (CVM INSTRUCTION 319/99)	(189,327)	(189,327)	(189,327)	(189,327)
REVERSAL OF PROVISION FOR MAINTENANCE OF INTEGRITY OF SHAREHOLDERS’ EQUITY (CVM INSTRUCTION 349/01)	189,327	189,327	189,327	189,327
AMORTIZATION OF GOODWILL ON MERGER	(124,015)	(124,015)	(124,015)	(124,015)
PROVISION FOR REALIZABLE AMOUNT AND FIXED ASSET LOSSES	(50,515)	(15,794)	(47,848)	(15,794)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(294,765)	(3,075)	(294,758)	(3,075)
PROVISION/REVERSAL FOR INVESTMENT LOSSES	(895)	(2,754)	(895)	(2,754)
OTHER NONOPERATING INCOME (EXPENSES)	(1,531)	6,928	(1,529)	6,928
TOTAL	(471,721)	(138,710)	(469,045)	(138,710)

The result from the write-off of permanent asset includes the adjustments recognized as a result of the physical inventory made especially in the Rio Grande do Sul branch, formerly CRT, a company that was merged at the end of 2000. The amount written off was R$263,188, attributed to assets related to telephonic cables, poles, installation of subscribers and analogical switching equipment. For items of fixed assets whose inventory was not concluded, the Company estimated and recorded a provision for losses in the amount of R$ 57,032.

16. INCOME AND SOCIAL CONTRIBUTION TAXES

Income and social contribution taxes are booked on accrual basis, being the temporary differences deferred. The provision for income and social contribution taxes recognized in the income statement are as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
INCOME BEFORE TAXES AND AFTER EMPLOYEE AND MANAGEMENT PROFIT SHARING	(337,463)	227,659	(329,528)	226,893
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX (9%)	30,372	(20,489)	29,658	(20,420)
PERMANENT ADDITIONS	(12,182)	(11,619)	(14,814)	(11,486)
PERMANENT EXCLUSIONS	791	849	2,011	849
RATE ADJUSTMENT ON DEFERRED AMOUNTS - LP	-	7,797	-	7,797
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	18,981	(23,462)	16,855	(23,260)
INCOME TAX EXPENSE (10%+15%=25%)	84,365	(56,915)	82,382	(56,723)
PERMANENT ADDITIONS	(40,700)	(37,284)	(47,954)	(36,912)
PERMANENT EXCLUSIONS	2,335	3,344	5,769	3,344
TAX INCENTIVES	965	2,680	965	2,680
OTHER	-	(555)	-	(555)
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	46,965	(88,730)	41,162	(88,166)
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSES IN THE STATEMENT OF INCOME	65,946	(112,192)	58,017	(111,426)

17. EMPLOYEE AND MANAGEMENT PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
EMPLOYEE PROFIT SHARING	(39,515)	(36,183)	(41,097)	(36,450)
OFFICER PROFIT SHARING	(6,267)	(5,204)	(6,267)	(5,204)
TOTAL	(45,782)	(41,387)	(47,364)	(41,654)
COSTS AND OPERATIONAL EXPENSES	(45,782)	-	(46,288)	(267)
PROFIT SHARING	-	(41,387)	(1,076)	(41,387)

The employee and management profit sharing is recorded in cost or operating expenses when is calculated the loss before profit sharing. On the calculation of loss is considered a reversal of Interest on Shareholders’ Capital.

18. CASH AND CASH EQUIVALENTS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
CASH	-	2	5	2
BANKS	143,885	62,406	150,664	62,666
TEMPORARY CASH INVESTMENTS	1,269,449	1,315,024	1,315,096	1,360,231
TOTAL	1,413,334	1,377,432	1,465,765	1,422,899

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 2% per year and in an investment fund with exchange variation plus six-month LIBOR tax plus interest of 1.5% per annum.

19. TRADE ACCOUNTS RECEIVABLE

The amounts related to accounts receivable are as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
UNBILLED AMOUNTS	707,923	572,453	707,130	572,453
BILLED AMOUNTS	1,325,531	1,129,874	1,335,606	1,124,166
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(182,514)	(153,693)	(183,023)	(153,768)
TOTAL	1,850,940	1,548,634	1,859,713	1,542,851
CURRENT	1,295,463	963,403	1,300,313	956,109
PAST DUE - 01 TO 30 DAYS	310,382	327,472	311,753	327,993
PAST DUE - 31 TO 60 DAYS	98,855	119,563	100,480	120,040
PAST DUE - 61 TO 90 DAYS	82,902	66,950	83,694	67,404
PAST DUE - 69 TO 120 DAYS	54,723	53,122	55,001	53,220
PAST DUE - OVER 120 DAYS	191,129	171,817	191,495	171,853

20. LOANS AND FINANCING ASSETS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
LOANS AND FINANCING	9,476	8,079	9,959	13,349
TOTAL	9,476	8,079	9,959	13,349
CURRENT	1,963	1,525	2,446	6,795
NONCURRENT	7,513	6,554	7,513	6,554

The loans and financing assets refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The income is linked to the variation of IGP-DI, IPA-OG/Industrial Products in Column 27 by Fundação Getúlio Vargas - FGV, and CDI, respectively. In the consolidated demonstrations a loan granted by iBest S.A. is included, which is indexed to IGP-M, plus 12% per annum.

21. DEFERRED AND RECOVERABLE TAXES

Deferred income and social contribution taxes

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation basis	-	-	368	173
Provision for contingencies	62,670	34,967	62,670	34,967
Provision for doubtful accounts	16,426	13,832	16,470	13,839
Provision for employee profit sharing	3,771	3,012	3,810	3,035
Goodwill on acquisition of CRT	32,659	49,698	32,659	49,698
Provision for pension plan actuarial insufficiency coverage	45,548	45,166	45,548	45,166
Other provisions	9,266	5,131	9,266	5,131
SUBTOTAL	170,340	151,806	170,791	152,009
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	-	-	1,022	479
Provision for contingencies	174,084	97,130	174,084	97,130
Provision for doubtful accounts	45,629	38,423	45,754	38,442
Provision for employee profit sharing	8,909	7,407	9,016	7,472
ICMS - 69/98 Agreement	38,938	28,650	38,938	28,650
Goodwill on acquisition of CRT	90,719	138,051	90,719	138,051
Provision for pension plan actuarial insufficiency coverage	126,523	125,460	126,523	125,460
Provision for COFINS/CPMF collection suspended	14,573	12,294	14,573	12,294
Other provisions	24,987	14,401	24,987	14,401
SUBTOTAL	524,362	461,816	525,616	462,379
TOTAL	694,702	613,622	696,407	614,388
CURRENT	197,295	172,178	197,757	172,944
NONCURRENT	497,407	441,444	498,650	441,444

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are given below and are derived from temporary differences between book income according to the accrual basis and taxable income. The realization periods are based on a technical study using forecasted future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, and a technical study approved by the Management and by Board of Directors and reviewed by the fiscal council.

PARENT COMPANY	CONSOLIDATED
2004	197,295	199,000
2005	131,726	131,726
2006	70,634	70,634
2007	63,348	63,348
2008	63,346	63,346
2009 - 2011	72,737	72,737
2012 - 2013	28,684	28,684
After 2013	66,932	66,932
TOTAL	694,702	696,407
CURRENT	197,295	197,757
NONCURRENT	497,407	498,650

The recoverable amount foreseen after the year 2013 is a result of a provision to cover an actuarial insufficiency of the pension plan, the liability for which is being settled according to the maximum period established by the Supplementary Pensions Department (“SPC”), which is 18 years. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the company presents conditions to fully offset the deferred taxes in a period lower than ten years, if it opts to fully anticipate the payment of the debt. Tax credits in the amount of R$48,399, attributed to the Consolidation were not recorded, due to the uncertainties of taxable income in the next ten years in BrT CS Ltda. and in Freelance S.A., indirect subsidiaries.

Other Taxes Recoverable

It is comprised by federal withholding taxes and payments made, calculated based on legal estimates, which will be offset against future tax obligations. The ICMS recoverable arises, for the most part, from credits recorded in the acquisition of fixed assets, whose compensation with ICMS payable may occur in up to 48 months, according to Complementary Law Nr. 102/00.

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
INCOME TAX	77,311	14,077	80,445	14,249
SOCIAL CONTRIBUTION TAX	20,608	1,448	20,998	1,448
ICMS	369,057	337,975	373,281	338,050
PIS AND COFINS	62,093	-	62,102	5
OTHER	984	3,644	4,415	3,644
TOTAL	530,053	357,144	541,241	357,396
CURRENT	295,450	140,863	303,524	141,114
NONCURRENT	234,603	216,281	237,717	216,282

22. JUDICIAL DEPOSITS

Balances of judicial deposits related to contingencies and contested taxes (suspended liability) are as follows:

PARENT COMPANY	CONSOLIDATED
NATURE OF RELATED LIABILITIES	2003	2002	2003	2002
LABOR	219,233	153,743	219,237	153,743
CIVIL	27,890	4,613	27,890	4,613
TAX
CONTESTED TAXES - ICMS AGREEMENT Nr. 69/98	155,059	114,406	155,059	114,406
OTHER	55,791	59,326	55,791	59,326
TOTAL	457,973	332,088	457,977	332,088
CURRENT	40,363	724	40,367	724
NONCURRENT	417,610	331,364	417,610	331,364

23. OTHER ASSETS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
RECEIVABLES FROM OTHER TELECOM COMPANIES	103,338	47,515	103,338	47,515
ADVANCES TO SUPPLIERS	11,871	46,418	12,613	47,795
CONTRACTUAL GUARANTEES AND RETENTIONS	15,792	15,787	69,251	15,787
MAINTENANCE SUPPLIES	27,095	63,171	27,095	63,171
ADVANCES TO EMPLOYEES	19,753	30,477	20,591	30,538
RECEIVABLES FROM SALE OF ASSETS	5,527	7,032	5,527	7,032
PREPAID EXPENSES	36,626	48,841	36,954	48,842
ASSETS FOR SALE	522	2,412	9,269	2,412
TAX INCENTIVES	18,315	14,473	18,315	14,473
COMPULSORY DEPOSITS	1,750	1,750	1,750	1,750
OTHER	19,067	12,002	5,856	12,002
TOTAL	259,656	289,878	310,559	291,317
CURRENT	118,785	180,974	115,953	182,413
NONCURRENT	140,871	108,904	194,606	108,904

24. INVESTMENTS

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
INVESTMENTS CARRIED UNDER THE EQUITY METHOD	377,449	26,840	-	-
BrT SERVIÇOS DE INTERNET S.A.	314,040	26,840	-	-
BRASIL TELECOM CELULAR S.A.	63,409	R$100.00	-	-
GOODWILL ON ACQUISITION OF INVESTMENTS, NET	-	-	122,892	-
IBEST GROUP	-	-	117,216	-
BRT CABOS SUBMARINOS GROUP	-	-	5,676	-
INTERESTS VALUED AT COST OF ACQUISITION	136,614	75,147	136,614	85,147
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	26,562	26,722	26,562	26,722
OTHER INVESTMENTS	350	350	350	350
TOTAL	540,975	129,059	286,418	112,219

Investments valued by the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A., the principal data of which are as follows:

	BrTI		BrT Celular
	2003	2002	2003	2002
SHAREHOLDERS’ EQUITY	314,040	26,840	63,409	r$100,00
CAPITAL	324,166	28,341	63,409	r$100,00
BOOK VALUE PER SHARE (r$)	968.76	947.03	1,000.00	1.00
NET INCOME	(8,625)	(1,501)	-	-
NUMBER OF SHARES HELD BY COMPANY
COMMON SHARES	324,166	28,341	63,409	1
OWNERSHIP % IN SUBSIDIARY’S CAPITAL
IN TOTAL CAPITAL	100%	100%	100%	100%
IN VOTING CAPITAL	100%	100%	100%	100%
LOSSES WITH EQUITY METHOD	(8,625)	(1,501)	-	-

Investments stated at cost: represented by the minority interests, of which MTH do Brazil Ltda in the amount of R$61,463, invested in February 17, 2003 and Vant Telecomunicações S.A., in the amount of R$36,018 (R$36,018 in 2002) are highlights whose option of acquisition of the control was made on January 20, 2004, as described in the Note 40. There are also interests obtained by converting into shares or capital quotas the tax incentive investments in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law. Shares of other telecommunications companies located in the regions covered by such regional incentives predominate.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due.

Other investments: are related to collected cultural assets.

25. PROPERTY, PLANT AND EQUIPMENT

PARENT COMPANY
NATURE	2003				2002
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	439,694	-	439,694	1,034,495
PUBLIC SWITCHING EQUIPMENT	20%	4,873,847	(3,935,643)	938,204	1,333,022
EQUIP. AND TRANSMISSION MEANS	14.1%(1)	10,210,823	(6,453,758)	3,757,065	4,129,196
TERMINATION	20%	470,528	(392,067)	78,461	102,664
DATA COMMUNICATION EQUIPMENT	20%	1,026,433	(356,962)	669,471	412,668
BUILDINGS	4%	929,982	(489,522)	440,460	423,443
INFRASTRUCTURE	6.2%(1)	3,332,658	(1,587,114)	1,745,544	1,829,425
ASSETS FOR GENERAL USE	14.9%(1)	665,118	(405,599)	259,519	260,850
LANDS	-	85,164	-	85,164	84,769
OTHER ASSETS	19.9%(1)	457,283	(238,665)	218,618	235,608
TOTAL		22,491,530	(13,859,330)	8,632,200	9,846,140
(1)	Annual average weighted rate

According to the STFC concession contracts, the Company assets that are indispensable for providing the service and qualified as “reversible assets” at the time of expiration of the concession will automatically revert to ANATEL, and the Company will be entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

CONSOLIDATED
NATURE	2003				2002
	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value
WORK IN PROGRESS	-	493,997	-	493,997	1,209,507
PUBLIC SWITCHING EQUIPMENT	20%	4,873,847	(3,935,643)	938,204	1,333,022
EQUIPMENTS AND TRANSMISSION MEANS	14.1%(1)	10,345,811	(6,459,623)	3.886,188	4,129,196
TERMINATION	20%	470,539	(392,071)	78,468	102,674
DATA COMMUNICATION EQUIPMENT	20%	1,026,433	(356,962)	669,471	412,668
BUILDINGS	4%	929,982	(489,522)	440,460	423,443
INFRASTRUCTURE	6.2%(1)	3,333,501	(1,587,306)	1,746,195	1,829,425
ASSETS FOR GENERAL USE	14.9%(1)	667,834	(405,778)	262,056	261,008
LANDS	-	87,195	-	87,195	84,769
OTHER ASSETS	19.9%(1)	685,894	(242,173)	443,721	254,757
TOTAL		22,915,033	(13,869,078)	9,045,955	10,040,469
(1)	Annual average weighted rate

Corresponding amounts of write-off and provision for losses related to fixed assets are informed in Note 15.

Rent Expenses

The Company rents properties, posts, access through third-party land areas (roads), equipment, and connection means, formalized through various contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$189,094 (R$157,703 in 2002) and R$189,997 (R$157,555 in 2002) for the consolidation.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The Company has a 54.4% interest in the consortium. Leasing expenses recorded in 2003 amounted to R$40,871 (R$44,664 in 2002) and R$40,890 for the consolidation.

At year-end, the balance of payables due to lease contracts, per year of disbursement, is as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002
2003	-	37,382
2004	20,268	14,117
2005	4,300	5,617
2006	3,916	5,730
2007	3,785	5,814
2008	3,655	5,843
2009	3,524	2,114
2010 and after	6,358	3,813
TOTAL MINIMUM PAYMENTS TO BE MADE	45,806	80,430

Information technology equipment contracts are valid for an average period of 32 months and are subject to interest rates ranging from 16% per year to 21% per year for part of the contracts and 106.8% of the CDI rate for the complementary part. For aircraft leased in consortium the average period is 40 months and payments are linked to the variation of the dollar, plus LIBOR and interest of 2.95% per year.

Insurance

The Company has insurance policies covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses were R$9,169 (R$8,098 in 2002) and R$9,308 (R$8,105 in 2002) for the consolidation.

The assets, responsibilities and interests covered by insurance are the following:

Type	Cover	Amount insured
		2003	2002
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	9,910,135	8,683,331
Loss of profit	Fixed expenses and net income	6,789,697	5,240,051
Performance bonds	Compliance with contractual obligations	165,490	77,064

The Company also contracted insurance related to the civil liability of administrators, with the amount insured being the equivalent of US$15,000,000.00 (fifteen million US dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

26. DEFERRED CHARGES

PARENT COMPANY
	2003			2002
	Cost	Accumulated depreciation	Net value	Net value
GOODWILL ON CRT MERGER	620,073	(382,378)	237,695	361,709
INSTALLATION AND REORGANIZATION COSTS	59,971	(9,023)	50,948	65,400
DATA PROCESSING SYSTEMS	387,990	(84,285)	303,705	214,783
OTHER	14,073	(5,667)	8,406	10,331
TOTAL	1,082,107	(481,353)	600,754	652,223

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation basis of the dividends to be distributed by the Company.

CONSOLIDATED
	2003			2002
	Cost	Accumulated depreciation	Net value	Net value
GOODWILL ON CRT MERGER	620,073	(382,378)	237,695	361,709
INSTALLATION AND REORGANIZATION COSTS	108,194	(13,690)	94,504	74,830
DATA PROCESSING SYSTEMS	388,801	(84,361)	304,440	214,871
OTHER	14,073	(5,667)	8,406	10,331
TOTAL	1,131,141	(486,096)	645,045	661,741

27. PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SALARIES AND FEES	193	3,023	243	3,055
PAYROLL CHARGES	49,975	45,525	51,889	45,749
BENEFITS	4,690	3,195	4,811	3,205
OTHER	12,409	3,504	12,478	3,525
TOTAL	67,267	55,247	69,421	55,534
CURRENT	59,417	43,808	61,550	44,090
NONCURRENT	7,850	11,439	7,871	11,444

The amounts allocated to noncurrent refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the liability of which is currently suspended as a result of obtaining an injunction for which the final judicial decision at the end of 2003 was unfavorable, which resulted in the beginning of the payment of these obligations.

28. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SUPPLIERS	897,649	931,541	936,516	923,164
THIRD-PARTY CONSIGNMENTS	49,009	78,609	51,747	78,629
TOTAL	946,658	1,010,150	988,263	1,001,793
CURRENT	945,798	1,006,027	987,403	997,670
NONCURRENT	860	4,123	860	4,123

The amounts recorded under noncurrent result from liabilities to remunerate the third party network, the payment of which depends on verification between the operators, such as the reconciliation of traffic.

29. INDIRECT TAXES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
ICMS	857,476	606,576	859,023	607,318
TAXES ON OPERATING REVENUES (COFINS/PIS)	146,051	73,342	147,509	74,555
OTHER	14,750	13,054	15,877	14,484
TOTAL	1,018,277	692,972	1,022,409	696,357
CURRENT	435,782	348,520	439,215	351,905
NONCURRENT	582,495	344,452	583,194	344,452

In 2003 the Company paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level. The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installments (PAES). The amount divided into installments through REFIS totaled R$14,753, with the period for amortization established at 17 monthly payments, and the Company still needs to pay R$13,489 updated for December, for the remaining 15 months. With respect to PAES, the total amount divided into installments was R$42,909 and the period for amortization was established as 120 monthly payments, with the Company still needing to pay R$43,529 updated for December, for the remaining 114 months. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

With respect to the tax credits that were refused, the Company has lodged appeals at the judicial level for restitution or future compensation.

The principal long-term portion refers to ICMS on the 69/98 Agreement, which is being challenged in court and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

30. TAXES ON INCOME

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SOCIAL CONTRIBUTION TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	3,600	4,440	3,600	4,440
PAYABLE DUE	393	4,000	804	4,000
SUBTOTAL	3,993	8,440	4,404	8,440
INCOME TAX
LAW 8,200/91 - SPECIAL MONETARY RESTATEMENT	9,998	12,332	9,998	12,332
SUSPENDED COLLECTION	16,620	6,434	16,620	6,434
PAYABLE DUE	17,237	14,391	18,646	14,391
SUBTOTAL	43,855	33,157	45,264	33,157
TOTAL	47,848	41,597	49,668	41,597
CURRENT	21,357	14,679	22,663	14,679
NONCURRENT	26,491	26,918	27,005	26,918

31. DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY AND EMPLOYEE PROFIT SHARING

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
MAJORITY SHAREHOLDERS	138,062	181,362	138,062	181,362
DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY	162,425	213,367	162,425	213,367
INCOME TAX ON INTEREST ON SHAREHOLDERS’ EQUITY	(24,363)	(32,005)	(24,363)	(32,005)
MINORITY SHAREHOLDERS	109,180	128,935	109,180	128,935
DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY - CURRENT YEAR	83,775	111,283	83,775	111,283
WITHHOLDING INCOME TAX ON INTEREST ON SHAREHOLDERS’ EQUITY	(12,567)	(16,693)	(12,567)	(16,693)
DIVIDENDS FROM PRIOR YEARS, UNCLAIMED	37,972	34,345	37,972	34,345
EMPLOYEE PROFIT SHARING	46,242	39,060	49,006	39,327
TOTAL	293,484	349,357	296,248	349,624

32. LOANS AND FINANCING

PARENT COMPANY	CONSOLIDATED
	2003	2002
LOANS	89,013	119,377
FINANCING	4,145,884	4,623,164
ACCRUED INTEREST AND OTHER ON LOANS	640	704
ACCRUED INTEREST AND OTHER ON FINANCING	400,302	338,563
TOTAL	4,635,839	5,081,808
CURRENT	1,990,276	683,276
NONCURRENT	2,645,563	4,398,532

Financing

PARENT COMPANY	CONSOLIDATED
	2003	2002
BNDES	1,975,036	2,382,477
FINANCIAL INSTITUTIONS	238,057	229,983
SUPPLIERS	4,956	19,422
PUBLIC DEBENTURES	919,947	924,617
PRIVATE DEBENTURES	1,408,190	1,405,228
TOTAL	4,546,186	4,961,727
CURRENT	1,981,158	672,051
NONCURRENT	2,565,028	4,289,676

Financing denominated in local currency: pay fixed interest rates of 14% p.a. and variable interest rates based on TJLP plus 3.85% to 6.5% p.a., UMBNDES plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI, IGP-M plus 12% p.a., resulting in an average rate of 16.3% p.a.

Financing denominated in foreign currency: pay fixed interest rates of 1.75% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 2.79% p.a. The LIBOR rate at December 31, 2003 for semiannual payments was 1.22% p.a.

Private Debentures: 1,300 private debentures that are non-convertible and cannot be swapped for stock of any other kind were issued on January 27, 2001 at a unit price of R$1,000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company Brasil Telecom Participações S.A. These debentures mature on July 27, 2004, July 27, 2005 and July 27, 2006, corresponding to 30%, 30%, and 40% of the face value, respectively.

Public Debentures:

First public issue: 50,000 non-convertible debentures without renegotiation clauses, with a unit face value of R$10, totaling R$500,000, issued on May 1, 2002. The maturity period is two years, falling due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution until maturity of the debentures.

Second public issue: 40,000 non-convertible debentures without renegotiation clauses, with a unit face value of R$10, totaling R$400,000, issued on December 1, 2002. The maturity period is two years, falling due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution until maturity of the debentures.

As of December 31, 2003, no debentures issued by the Company had been repurchased.

Loans

	2003	2002
INTERCOMPANY LOANS WITH PARENT COMPANY	89,653	120,081
TOTAL	89,653	120,081
CURRENT	9,118	11,225
NONCURRENT	80,535	108,856

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	2003	2002
2004	-	1,824,092
2005	957,871	924,092
2006	1,063,129	1,032,186
2007	528,597	499,105
2008	21,585	23,106
2009	20,742	22,584
2010 and after	53,639	73,367
TOTAL	2,645,563	4,398,532

Composition of debt by Currency/indexer

Restated by	2003	2002
TJLP	1,766,025	2,075,065
UMBNDES - BNDES Basket of Currencies	209,011	307,413
UMBNDES HEDGE	44,895	9,176
CDI	2,328,137	2,329,845
US DOLLARS	235,784	363,147
US DOLLARS HEDGE	9,809	(28,514)
IGP-M	21,739	25,647
OTHER	20,439	29
TOTAL	4,635,839	5,081,808

Guarantees

The loans and financing are guaranteed by collateral of credit rights derived from the provision of telephone services and the guarantee of the Parent Company.

The Company has hedge contracts on 30% of its dollar-denominated loans and financing with third parties and 79% of the debt in UMBNDES (basket of currencies) with the BNDES, to hedge against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

33. LICENSES - WIRELESS SERVICE

Represented by the terms signed by the subsidiary Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next the fifteen years in the same area of operation where the Company has a concession for fixed telephony. Of the contracted value 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the subsidiary’s liabilities to be paid in six equal, consecutive annual installments, with maturities foreseen for the years 2005 to 2010. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month. The updated liability is R$211,847 (R$174,991 at December 31, 2002).

34. PROVISIONS FOR PENSION PLANS

Liability due to the actuarial deficit of the social security plans managed by FCRT and to SISTEL foundations, appraised by independent actuaries and in agreement with Deliberation CVM 371/00. The funds for sponsored supplementary pensions are detailed in Note 6.

PARENT COMPANY AND CONSOLIDATED
	2003	2002
FCRT - BrTPREV	504,404	501,840
SISTEL - PAMEC	1,686	-
TOTAL	506,090	501,840
CURRENT	28,022	92,144
NONCURRENT	478,068	409,696

35. ADVANCES FROM CUSTOMERS

There are contracts related to the cession of telecommunications means, for which the customers made advances aimed at obtaining benefits in the future, forecast for realization in the following periods:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
2003	-	1,988	-	1.988
2004	1,895	1,895	1.976	1.895
2005	1,794	1,794	1.875	1.794
2006	691	691	772	691
2007	691	691	772	691
2008	691	691	772	691
2009	691	691	771	691
2010 and after	2,591	2.592	4,493	2,592
TOTAL	9,044	11,032	11,431	11,032

36. OTHER LIABILITIES

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
SELF-FINANCING FUNDS - RIO GRANDE DO SUL BRANCH	24,087	28,552	24,087	28,552
SELF-FINANCING INSTALLMENT REIMBURSEMENT - PCT	7,818	13,425	7,818	13,425
LIABILITIES WITH OTHER TELECOM COMPANIES	11,033	8,791	11,033	8,791
LIABILITIES FROM ACQUISITION OF ASSETS	-	-	56,044	-
LIABILITIES FROM ACQUISITION OF TAX CREDITS	20,898	20,898	20,898	20,898
DUPLICATE BANK DEPOSITS AND RECEIPTS IN PROCESSING	9,538	11,471	9,538	11,471
CPMF - SUSPENDED COLLECTION	22,913	20,569	22,913	20,569
SOCIAL SECURITY CONTRIBUTION - PAYMENT IN INSTALLMENTS	-	4,229	-	4,229
PREPAYMENTS	5,167	5,804	8,764	5,804
OTHER TAXES PAYABLE	111	219	185	219
OTHER	3,803	1,074	3,938	1,074
TOTAL	105,368	115,032	165,218	115,032
CURRENT	80,114	87,303	83,921	87,303
NONCURRENT	25,254	27,729	81,297	27,729

Self-financing funds - Rio Grande do Sul Branch

They correspond to the credits of financial participation, paid by engaged subscribers, for acquisition of the right of use of switched fixed phone service, still under the elapsed self-financing modality. It happened that, as the shareholders of the Company - Rio Grande do Sul branch (formerly CRT) had fully subscribed the capital increase made to repay in shares the credits for financial participation, no shares remained to be delivered to the engaged subscribers. Part of these engaged subscribers, who did not accept the Public Offer by the Company for devolution of the referred credits in money, as established in art. 171, paragraph 2, of Law 6,404/76, are awaiting resolution of the ongoing lawsuit, filed by the Public Prosecution Service and Others, aiming at reimbursement in shares.

Reimbursement of Self-Financing Installment - PCT

Refers to the payment in cash or as compensation in installments in invoices for services, to engaged subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. For these cases settlements were agreed or there are judicial rulings.

37. FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed part of their network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds ceased to exist, and the existing consolidated amount of R$7,974 (R$8,159 in 12/31/02) is derived from plans sold prior to the publication of the administrative rule, the corresponding assets of which are already incorporated in the Company’s fixed assets through the Community Telephone Plans - PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the lawsuits brought by the interested parties.

38. EARNING BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION - EBITDA

The consolidated EBITDA, reconciled with the operational income, is as follows:

PARENT COMPANY	CONSOLIDATED
	2003	2002	2003	2002
OPERATING INCOME	134,258	407,756	140.593	406,990
FINANCIAL EXPENSES, NET	1,091,538	945,286	1,091,002	943,550
DEPRECIATION	2,071,361	2,001,594	2,081,777	2,002,662
AMORTIZ. OF GOODWILL IN AQUIS. OF INVESTIMENTS (1)	-	-	631	-
EBITDA	3,297,157	3,354,636	3,314,003	3,353,202

NET OPERATING INCOME	7,922,153	7,098,882	7,915,194	7,071,368

MARGIN EBITDA	41.6%	47.3%	41.9%	47.4%
(1)	It does not include the amortization of special goodwill from incorporation recorded in the differed charges, in the permanent assets, whose amortization expense compose the nonoperating income.

39. COMMITMENTS

Renewal of the Concession Contracts of STFC

The Company presented to ANATEL its manifestation of express and unequivocal interest in the extension of the periods of the concessions of STFC of which it is holder, for an additional contractual period of 20 (twenty) years, as from January 1, 2006, and it is awaiting the signing of the juridical instruments concerning the contractual terms of extension.

Services Rendered due to Acquisition of Assets

BrT SCS Bermuda acquired fixed assets from an already existing company. Together with the assets of underwater cables acquired, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the providing of such assumed services is around twenty years.

40. SUBSEQUENT EVENT

Execution of Obligations of Universalization

The Company met the conditions related to compliance in advance with universalization obligations of the General Plan for Universalization Goals - (PGMU), fixed for December 31, 2003. The certification was published in the Federal Official Gazette on January 19, 2004. Therefore, the restriction that prohibits the provision of telecommunications services in general, the object of the new authorizations, for the Company, its controlling corporations, subsidiaries and associated companies ceases to have effect. In the same publication, ANATEL issued authorizations to the Company to exploit STFC in the following service modalities: (i) Local and National Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Plan of Grants (“PGO”); e (ii) International Long Distance calls, in Regions I, II and III of the PGO.

Acquisition of Interests in MTH do Brasil Ltda. and Vant Telecomunicações S.A.

On January 20, 2004, the Company manifested before MetroRED Telecommunications Group Ltd. and FTT Ventures, Limited (“FTT”), as well as before Aescom Sul Ltd., its intention to exercise the options of purchase of the remaining capital, respectively, of MTH of Brazil Ltd. (“MTH”), holder of 99.9% of the capital of MetroRED Telecommunications Ltd. (“MetroRED Brasil”) and of Vant Telecomunicações S.A. (“Vant”), companies in which the Company had already acquired 19.9% of the capital.

The purchase value of the remaining 80.1% of the capital of MTH will be equivalent to US$51,000,000.00 (fifty-one million US dollars). For the acquisition of the remaining 80.1% of the voting capital of Vant the purchase value will be of R$ 15,575.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 339 km of local networks in São Paulo, Rio de Janeiro, and Belo Horizonte and 1,485 km of long distance network connecting these three major metropolitan commercial centers. It also owns an Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added-value services.

Vant is a service provider company for corporate networks, founded in October 1999. Initially with focus on TCP/IP networks, Vant began in Brazil with a network 100% based in this technology. Vant operates throughout Brazil, and is present in the main Brazilian capitals and offers a wide portfolio of voice and data products.

The conclusion of the acquisitions of MetroRED Brazil’s and Vant is conditioned to the verification of certain usual conditions in operations of that nature, including the approval of the transfer of control of MTH, MetroRED Brasil and Vant by the National Agency of Telecommunications - ANATEL.

Credit of Interest on Shareholders’ Equity - JSCP

The Management of the Company decided on January 30, 2004, by delegation of the Board of Directors in a meeting held on December 12, 2003, to pay Interest on Shareholders’ Equity in the amount of R$238,100 (R$202,385 net of withholding tax - IRRF). The date determined for the recording in the accounting of the interest is January 30, 2004. The Interest on Shareholders’ Equity can be imputed to the dividends for 2004 and they will be subject to the shareholders’ general meeting to be held in 2005, which will decide the date of payment.

Funding of Resources with Issuance of Bonds

The Company ended on February 9, 2004 the book building process related to the placement of bonds, in the total value of US$200,000,000.00 (two hundred million US dollars), with maturity in 2014, remunerated at the rate of 9.375% per year and paid each six months. The payment of the remuneration will always fall on the dates of August 17 (of 2004 for the first payment) and February 17 (of 2014 for the last payment). The placement was private, destined to institutional investors and the leadership of the operation fell to Citigroup. The closing of the operation occurred on February 17, 2004, when the legal instruments related to the operation were signed, with the consequent financial settlement.

The funding is destined for the Company’s investment program, related to 2004 and 2005.

-.-.-.-.-.-.-.-.-.-.-.-.-.-

Brasília (DF), March 18, 2004.

BOARD OF DIRECTORS

Eduardo Seabra Fagundes
Chairman

Maria Amália Delfim de Melo Coutrim	Ricardo Wiering Barros
Director	Director

Eduardo Cintra Santos	Daniela Maluf Pfeiffer
Director	Director

Rodrigo Bhering Andrade	Francisco Ribeiro de Magalhães Filho
Director	Director

EXECUTIVES

Carla Cico
Chief Executive Officer and Investor
Relations Director

Paulo Pedrão Rio Branco	Francisco Aurélio Sampaio Santiago	Carlos Geraldo Campos Magalhães
Chief Financial Officer	Network Director	Chief Human Resources Officer

João Alberto Santos	Cláudio Cesar Borges Coelho
Controller Director	Controller Manager

Célio José Godinho
Accountant CRC SC-0007293/T-8 DF

INDEX

GROUP	FIGURE	DESCRIPTION	PAGE
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTORS’ RELATIONS OFFICER (Company’s mail address )	1
01	04	REFERENCE / AUDITOR	1
01	05	CAPITAL STOCK COMPOSITION	2
01	06	COMPANY’S PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	DIVIDENDS	2
01	09	INVESTORS’ RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS – PARENT COMPANY	3
02	02	BALANCE SHEET – LIABILITIES – PARENT COMPANY	4
03	01	INCOME STATEMENT – PARENT COMPANY	6
04	01	INCOME STATEMENT OF CHANGES IN FINANCIAL POSITION – PARENT COMPANY	7
05	01	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2003 TO 12/31/2003 – PARENT COMPANY	8
05	02	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2002 TO 12/31/2002 – PARENT COMPANY	9
05	03	STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 01/01/2001 TO 12/31/2001 – PARENT COMPANY	10
06	01	BALANCE SHEET – ASSETS – CONSOLIDATED	11
06	02	BALANCE SHEET – LIABILITIES – CONSOLIDATED	12
07	01	INCOME STATEMENT – CONSOLIDATED	14
08	01	INCOME STATEMENT OF CHANGES IN FINANCIAL POSITION – CONSOLIDATED	15
09	01	INDEPENDENT AUDITORS’ REPORT – UNQUALIFIED	16
10	01	MANAGEMENT REPORT	18
11	01	NOTES TO THE FINANCIAL STATEMENTS	74/146

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer